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05005407

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME EVN

*CURRENT ADDRESS

PROCESSED

JAN 27 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3178 FISCAL YEAR 9-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 1/27/05

Energie vernünftig nutzen

EVN

ARLS 9-30-04

Annual Report 2003/04


Always at your service

Sales revenues


1,200
800
400
EUR m
1,113.9
1,082.1
1,207.3
2001/02
2002/03
2003/04

EBITDA


300
200
100
EUR m
250.0
227.5
297.6
2001/02
2002/03
2003/04

EBIT


150
100
50
EUR m
127.9
102.5
114.6
2001/02
2002/03
2003/04

Earnings/share


3
2
1
EUR
2.39
2.73
3.08
2001/02
2002/03
2003/04

Dividend/share


0.9
0.6
0.3
EUR
0.70
0.75
0.95 1)
2001/02
2002/03
2003/04

[1] Proposal to the AGM.

Book value value/share


30
20
10
EUR
28.3
30.9
38.3
2001/02
2002/03
2003/04

Key figures

		2003/04	2002/03	Change %	2001/02	2000/01	1999/00
Sales							
Electricity							
Electricity sales volumes	GWh	10,442	9,656	8.1	8,624	7,773	8,826
Electricity revenues	EUR m	659.7	608.1	8.5	556.5	549.2	592.3
Gas							
Gas sales volumes[1]	m m^3	716	1,072	–33.2	1,895	1,322	1,336
Gas revenues[1]	EUR m	259.5	304.1	–14.7	417.2	343.8	254.9
Heating							
Heating sales volumes	GWh	967	877	10.3	786	721	712
Heating revenues	EUR m	47.4	42.0	12.8	36.5	34.1	26.8
Water							
Water revenues[2]	EUR m	119.2	21.4	–	18.7	17.7	17.5
Income statement							
Sales revenues	EUR m	1,207.3	1,082.1	11.6	1,113.9	1,014.7	948.1
EBITDA	EUR m	297.6	227.5	30.8	250.0	243.9	255.3
EBITDA margin	%	24.6	21.0	–	22.4	24.0	26.9
Operating result (EBIT)	EUR m	114.6	102.5	11.8	127.9	121.0	119.4
EBIT margin	%	9.5	9.5	–	11.5	11.9	12.6
Result before tax	EUR m	135.9	145.4	–6.5	137.6	126.3	127.4
Group net result	EUR m	117.4	102.6	14.5	89.5	87.8	94.5
Earnings/share	EUR	3.08	2.73	12.8	2.39	2.56	2.78
Balance sheet							
Balance sheet total	EUR m	3,732.0	2,993.8	24.7	2,803.9	2,498.6	2,215.0
Equity	EUR m	1,555.7	1,160.2	34.1	1,064.7	1,013.0	849.9
Equity ratio[3]	%	41.7	38.8	–	38.0	40.5	38.4
Net debt	EUR m	429.3	347.0	23.7	441.9	342.1	269.2
Gearing[3]	%	27.6	29.9	–	41.5	33.8	31.7
Cash flow and investments							
Cash flow from operations	EUR m	242.6	213.2	13.8	263.9	190.1	207.0
Investments in tangible assets	EUR m	168.8	228.0	–26.0	161.7	157.7	177.3
Employees							
Number of employees	Average	2,608	2,317	12.6	2,199	2,204	2,221
EBIT/employee	TEUR	43.9	44.3	–0.9	58.2	54.9	53.7
Value added							
Capital employed[3]	EUR m	2,896.4	2,229.5	29.9	2,066.2	1,802.8	1,626.6
Return on equity (ROE)[3]	%	8.7	9.3	–	8.7	9.4	11.3
Return on capital employed (ROCE)[3]	%	6.2	6.2	–	6.0	6.4	7.5
Dividend/share	EUR	0.95[4]	0.75	26.7	0.70	0.70	0.73

1) From January 1, 2003, excluding gas trading and sales to large customers following transfer to EconGas.
2) Acquisition and consolidation of the WTE Group as at October 1, 2003.
3) The redefinition of equity (addition of minority interests) as contained in IAS 1, requires corrections to the affected figures for the previous years.
4) Proposal to the AGM.



EVN Group employees, always at your service. The commitment and competence of EVN's work force constitute the foundation stone for the Group's success. They also represent the basis for the progress made in the past financial year, during which EVN completed the step from regional supplier to international group with an extensive portfolio of energy, infrastructure and environmental services. Against this backdrop, the design concept of the current Annual Report portrays the scope of Group activities, while simultaneously lending EVN a human aspect, which is a vital element in customer services within every business area.

The illustrations were designed and implemented by the Austrian artist and graphic designer, Alexander Rendi, who has thus continued his long-running series of creative solutions for the EVN Annual Report.

Contents

Key figures

Highlights 2003/04

▷ Sales revenues	EUR 1,207.3 m	+11.6%
▷ EBITDA	EUR 297.6 m	+30.8%
▷ EBIT	EUR 114.6 m	+11.8%
▷ Group net result	EUR 117.4 m	+14.5%
▷ Earnings/share	EUR 3.08	+12.8%
▷ Dividend/share	EUR 0.95[1)]	+26.7%

▷ Sizeable contributions from water and waste business.

▷ Majority holdings purchased in two Bulgarian electricity supply companies.

▷ Strong growth in the water sector with WTE projects in Croatian, Russian and Polish cities

▷ EVN to build waste incineration plant in Moscow.

▷ "Austrian electricity solution" gets the green light from Brussels.

▷ Successful capital increase: 3.3 million new shares placed both nationally and internationally.

1) Proposal to the AGM



Electricity



Gas

EVN: a leading energy, water and infrastructure services group

EVN is a leading, listed Austrian energy and services group with headquarters in Lower Austria, the nation's largest federal province. The Group provides its customers with electricity, gas, heating, water, waste incineration and related services on a one-stop shop basis by means of highly modern infrastructure.

As a growth-oriented company, EVN is endeavouring to share in the dynamic growth potential offered by the CEE states. By obtaining majority holdings in two regional electricity supply companies in south-eastern Bulgaria, EVN successfully participated in the privatisation of the country's electricity industry.

Via a network of fully-owned subsidiaries, EVN is also active in the areas of water and waste incineration within Austria and eleven other CEE states.

As a result of the realisation of synergy effects between the various business areas within the Group, sustainable value is to be created in the interests of EVN's shareholders, customers and employees.

EVN Group business areas


Heating
Water
Waste incineration
Telecommunications
Services

Success with energy and infrastructure services in an enlarged Europe

Ladies and gentlemen,

For the EVN Group and you as a shareholder, the 2003/04 financial year was highly successful. Not only the figures represent proof of an effective strategy. During the last twelve months we also succeeded in making decisive progress towards the securing of further profitable growth for our Group through the purchase of the water services company, WTE, the start of waste incineration in Lower Austria, the internationalisation of water and waste incineration business and the successful participation in the Bulgarian privatisation.

Very solid result in 2003/04 despite competitive pressure and high energy prices

Marked increases in EBIT, net result and dividend

In spite of relatively unfavourable general conditions, during the period under review we again succeeded in surpassing the good figures of the previous year. Mainly on the basis of the contributions from waste incineration and the project business of our new subsidiary WTE, overall sales revenues rose by 11.6% to EUR 1,207.3 m. This meant that for the first time, the EVN Group also attained substantial earnings outside Lower Austria. At the same time, the continuing negative influence emanating from high energy prices was at least partially counterbalanced. On this platform, we were again able to improve both the operative and Group net results.

Against this background, the dividend for the 2003/04 financial year should be increased by 26.7% to EUR 0.95.

Take-over of two Bulgarian electricity suppliers

The south-east Bulgarian region

One decisive step forward with regard to further company development was recently achieved with EVN's take-over of the "South-East Company Group" in the course of the privatisation of the Bulgarian electricity industry. This group includes two power companies, one based in Plovdiv, Bulgaria's second largest city, and the second in Stara Zagora. All in all, the south-eastern region has an area of around 42,000 km^2, roughly the same size as Switzerland, and supplies some 2.8 million people with an annual power demand of approximately 6,600 GWh. The signing of the contracts of purchase took place in Sofia at the end of October 2004.

High growth potential

Apart from a trebling of the number of our electricity customers and a doubling of the extent of our networks, above all, this purchase provides EVN with access to the growth potential of the Bulgarian economy and power industry. In this extremely dynamic market, EVN has an excellent chance of gradually offering other energy and infrastructure services in line with the successful pattern established in Lower Austria.

Growth leap in the water business area – EVN now Austria's largest, private supplier of water services

Acquisition of the WTE Group and NOVUM

During the period under review, we were able to consolidate our market position and activities in the water business area. This development was initiated at the beginning of the financial year with the acquisition of the German WTE Wassertechnik GmbH, which was followed by the purchase of the remaining 50% stake in NOVUM in December 2003. While the WTE Group plans, builds, finances and operates municipal and industrial water and wastewater installations and has been successful with this range in the CEE markets for many years, with NOVUM we were able to integrate the largest private operator of wastewater treatment plants in Austria into our Group. Following the purchase of evn wasser in 2001, we have now succeeded in establishing ourselves as a complete supplier in the water business sector.

Attractive international projects

The probity of this approach was already confirmed during the period under review by several international projects. These include orders for a drinking water supply plant for Moscow, a wastewater treatment plant for the city of Szczecin (Stettin) in Poland and the opening of a new central wastewater treatment plant in Zagreb.



Waste incineration shows high levels of dynamism

Our activities in the waste incineration sector also developed in a highly positive fashion. The waste incineration plant built by our fully-owned subsidiary AVN at Dürnrohr in Lower Austria went into full operation as planned on January 1, 2004, and was able to make a positive contribution to results in its first operational year.

Successful "Waste-to-Energy" concept

In the meantime, we have succeeded in putting EVN's expertise in the "Waste-to-Energy" sector to good use in further projects. As the best bidder in an international invitation to tender, EVN is to build and operate a waste incineration plant with an annual capacity of 330,000 t in the Russian capital of Moscow.

With these projects, we have been able to establish ourselves in both the water and wastewater sectors as well as waste incineration as a competent partner for professional environmental services both in Austria and abroad.

Capital increase supports further growth

Successful capital increase

One important capital measure was completed by EVN in July 2004. Using approved capital, a total of 3.3 million shares, or around 8.8% of share capital, was placed with existing and new investors. The issue was clearly oversubscribed and brought revenues of EUR 133.7 m.

EVN will partly use the revenues from the issue for the financing of its entry into the Bulgarian electricity industry and partly for the provision of equity for new water and waste projects. Moreover, investments will be made in Lower Austria and other countries for the installation of additional generation capacity using thermal and renewable energy.

Restructuring of the Austrian energy market

Green light from Brussels

Following receipt of official approval from the EU Competition Commission, the partner companies in the "Austrian Electricity Solution", which apart from EVN include the other members of the EnergieAllianz and the Verbundgesellschaft, started intensive work on the fulfilment of the stipulations for the partnership laid down by the Brussels authority. In particular, the sale of the APC sales company, which was under the majority ownership of Verbundgesellschaft, had to be completed.

In the meantime, all measures stipulated by the EU Commission for the partnership have been taken, with the result that the only obstacles to the actual implementation of the "Austrian Electricity Solution" are the detailed negotiations concerning individual contractual items and approval by the corporate bodies of some of the partner companies. Unfortunately, a delay has occurred lately due to an ill-judged discussion concerning market price developments.

We are confident that, following this long approval phase, the "Austrian Electricity Solution" will make use of the chances offered by the liberalised European electricity markets and thus emulate the success achieved by EconGas in the gas market.

A demanding environment

Increasing demand

The European energy and infrastructure supply sector is confronted by a number of major challenges. Energy demand continues to rise and in the case of electricity, shows annual growth of around 2%. However, at the same time, the purchase prices for gas, coal and electricity remain high. Naturally, coverage is required for this increased demand, whereby in Europe it must be assumed that generation capacity will either remain unchanged or be slightly reduced. Against this background further price increases are to be expected up to a full cost coverage of new investment.

Liberalisation and CO_2 trading

Another challenge facing the energy industry derives from the inconsistent realisation of the liberalisation directives of the EU in the individual member states and the imbalanced implementation of European CO_2 reduction targets through national allocation planning.

Outlook – steady further development as a platform for sustained success

EVN well positioned

Our Group's development and the result of 2003/04 mark the central strategies for the future adopted by EVN during recent years. They are proof of EVN's correct positioning with regard to the big challenges irrespective of whether these relate to the decision taken at the beginning of the 1990s to expand our business portfolio into the water and waste incineration areas, successful consolidation of the Austrian electricity and gas markets against the backdrop of liberalisation, the expansion of own, flexible power station capacity, or entry into the Bulgarian electricity sector.

With these activities, the foundation has been laid for longer-term growth in new markets with new products and services and the generation of supplementary income to the benefit of our shareholders, customers and employees. EVN has thus achieved the transition from regional supplier to an internationally active group. However, the company is not content to rest on its laurels, but instead is systematically seeking an active role in the development of the CEE energy and infrastructure sector with the goal of profiting from the high levels of dynamism inherent to this economic region. The rapid integration of the acquired companies will be a priority in this regard.

Great potential in new areas and other countries

The relatively modest growth in our traditional domestic market is in sharp contrast to the sizeable potential in new business areas and other countries. It goes without saying that we will retain a sense of proportion with regard to the size and competences of EVN, our financial capacity and the attainment of our financial targets.



Rudolf Gruber
Chairman of the Executive Board

Maria Enzersdorf,
November 2004

Zwettl, Lower Austria


EVN

"I like ice cream...

..., but not ice on power lines. For should this become too thick, the weight can snap the line and cause a power failure. Therefore, in winter, we are out in all weathers to knock off the ice using long poles. This is pretty tiring and dangerous, but security of supply is vital."

Herbert Wielander, fitter, EVN Customer Centre, Zwettl

EVN Group employees
Always at your service

Corporate Governance

Own corporate governance code

EVN has had its own Corporate Governance Code since September 2003 and has thus created a regulatory framework, which provides shareholders, management and employees with a transparent and easily understood presentation of the Group's managerial and control procedures.

Unlike the Austrian Corporate Governance Code, which due to the diversity of the companies involved, must offer room for manoeuvre in many areas, the Code of Corporate Governance of EVN AG regulates clearly the areas addressed and only contains obligatory stipulations.

A comprehensive and transparent framework

In detail, the EVN Corporate Governance Code orders matters relating to shareholders and the AGM, the co-operation between the Supervisory and Executive Boards, the Executive Board (competences and responsibilities, conflicts of interest and own business activities, remuneration), the Supervisory Board (competences and responsibilities, the appointment of the Managing Board, committees, conflicts of interest, remuneration, qualification and composition, decision-making powers), transparency and auditing (corporate governance clarity, accounting and publicity, investor relations, annual financial statement audits). Apart from maximum internal and external transparency, important aspects include the "one share, one vote" principle and the allocation of well-defined rules for the composition and selection of corporate bodies. The stock options area is not regulated, as at present, EVN does not possess such a remuneration system.

Accordingly, the EVN Code of Corporate Governance meets all the main stipulations of the Austrian Corporate Governance Code and in only a few areas of detail accounts for special Group circumstances, which are partially of historical origin.

Ongoing improvement

EVN attaches special emphasis to the monitoring of the ongoing development of corporate governance standards in the capital markets, in order to virtually simultaneously undertake any required adjustments on the basis of legal developments and both in-house and third party practical experience. In particular, the standards foreseen in the EU's Market Abuse Directive (2003/6/EG) are to be incorporated quickly into the EVN Corporate Governance Code.

The EVN AG Executive and Supervisory Boards declare complete compliance with the Code of Corporate Governance of EVN AG.

An initial, external evaluation of compliance with the Code of Corporate Governance of EVN AG was carried out for the 2003/04 business year.

The EVN Code of Corporate Governance is available on the investor relations homepage under **www.investor.evn.at/CorporateGovernance**.

Report regarding the evaluation of the declaration of the Executive and Supervisory Boards of EVN AG, Maria Enzersdorf, concerning compliance with the Code of Corporate Governance of EVN AG

We have evaluated the declaration of the Executive and Managing Boards of EVN AG, Maria Enzersdorf, concerning compliance with the Code of Corporate Governance of EVN AG in the version from September 2003. Adherence to the individual regulations and public reporting are the responsibility of the company's Executive and Managing Boards. Our task is to issue a report concerning adherence to the individual regulations on the basis of an evaluation.

We conducted our evaluation in line with the regulations of the International Federation of Accountants (IFAC) for commissions relating to the completion of agreed audits in the case of financial information (ISRS 4400). These standards require that the evaluation be planned and performed in such a manner that reasonable assurance is achieved as to whether the declaration of the Executive and Managing Boards concerning the observance of the Code of Corporate Governance of EVN AG are free of material misstatement. The evaluation mainly consisted of questioning of the persons responsible, random checks on adherence to the Code of Corporate Governance of EVN AG and an assessment of the declarations provided.

During our evaluation, we did not discover any facts that contradicted the declaration of the Executive and Managing Boards concerning compliance with the Code of Corporate Governance of EVN AG.

Vienna,
December 13, 2004

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Johann Perthold m.p.
Peter Honzak m.p.

Chartered accountants and tax consultants

Corporate Bodies

Executive Board



Herbert Pöttschacher
Member of the Board
Born 1949, degree in surveying, development and environmental planning. Member of the EVN Board since July 1995. Herbert Pöttschacher has executive responsibility for power stations, general administration and internal auditing.

Rudolf Gruber
Chairman
Born 1933, doctor of law. EVN Chairman since January 1968 (1968 – 1987 NEWAG and NIOGAS). Rudolf Gruber has executive responsibility for energy business, business administration, Group communications and investor relations, human resources and legal matters.

Peter Layr
Member of the Board
Born 1953, doctor of technical sciences. Joined EVN in 1978 as an engineer. Member of the Board since October 1999. Peter Layr has executive responsibility for network operations, technical engineering and environmental controlling.

Supervisory Board

Chairman
Theodor Zeh
Director of the Lower Austrian Chamber of Commerce, ret.

Vice-Chairpersons
Stefan Schenker
Forestry engineer
President of the Austrian Association of Agricultural and Forestry Enterprises

Traude Dierdorf
Mayor of Wiener Neustadt

Members
Walter Aigner
Chairman of the Trades Union Council, Spar Österreichische Warenhandels-AG,
St. Pölten headquarters

Edgar Führer
Chairman of the General Assembly, Waldviertel Hospitals Association ("Waldviertel Klinikum")
CEO, Stiftung Bürgerspital zu Horn Service-Betriebe GmbH

Norbert Griesmayr
Chairman of the Board, VAV Versicherungs-Aktiengesellschaft

Gottfried Holzer
Chairman of the Lower Austrian Chamber of Agriculture

Reinhard Jordan
Managing partner, Busatis GmbH
Vice-Chairman of the Lower Austrian Chamber of Commerce

Helmut Krünes
CEO, Austrian Research Centers GmbH (ARC)

Robert Lehner
Head of the Economic Policy Department of the Lower Austrian Chamber of Labour

Franz Madl

Wolfgang Peterl
Mayor of Korneuburg

Gerhard Posset
Secretary, Lower Austrian Executive Committee of the Austrian Trades Union Council

Leopold Richentzky
Mayor of Stockerau

Michaela Steinacker
CEO, Immobilienmanagementgesellschaft des Bundes mbH (until December 31, 2004)
CEO, ÖBB-Immobilienmanagement GmbH (from January 1, 2005)

Employee representatives

Franz Hemm
Chairman of the EVN Central Trades Union Council
Vice-Chairman of the Lower Austrian Chamber of Labour

Otto Krupka
Vice-Chairman of the EVN Central Trades Union Council

Rudolf Rauch
Vice-Chairman of the EVN Central Trades Union Council

Friedrich Jelinek

Leopold Rösel

Peter Ruis

Günter Stadler (until March 7, 2004)

Manfred Weinrichter

Franz Ziegelwagner (from March 22, 2004)

Environmental Advisory Committee

Siegfried Ludwig
Governor of Lower Austria, ret.
(Chairman)

Wolfgang Berger
Member of the Austrian Administrative Court

Reinhard Dayer
Mayor ret., National CEO, Naturfreunde Österreich

Wolfgang Frank
Dr. Frank Management Consulting KEG

Rudolf Friewald
Mayor of Michelhausen
Member of the Lower Austrian provincial parliament

Helmut Frisch
Head of the Institute of Economics and Business Computing, Vienna University of Technology
Chairman of the National Debt Committee

Albert Hackl
Lecturer, Institute for Process Engineering, Environmental Engineering and Technical Biosciences, Vienna University of Technology

Walter Hatak
Consultant

Ernst Höger
Deputy-Governor of Lower Austria, ret.

Oswald Jahn
Specialist for internal medicine
Head of the EVN occupational medicine service

Herbert Kaufmann
Chairman of the Board, Flughafen Wien AG

Heinz Kaupa
Member of the Board, Verbund-Austrian Power Grid AG

Helmut Kroiss
Head of the Water Quality Management Department, Vienna University of Technology
Chairman of the Austrian Water and Waste Association

Hermann Kühtreiber
Mayor of Zwentendorf

Günther Leichtfried
Mayor of Wieselburg
Member of the Lower Austrian provincial parliament

Herbert Peninger
Director, Stadtwerke Amstetten, ret.

Adolf Stricker
Executive Chairman, Lower Austrian School Board

Paul Weiß
Farmer

Heinz Zimper
District head, Wiener Neustadt District

Employee representatives
Leopold Buchner

Helmut Peter (from March 23, 2004)

Franz Ziegelwagner (until March 22, 2004)

Krems, Lower Austria

"A fine nose...

... does not replace the high-precision measurement technology that we use when checking for leaks in our gas networks. Nonetheless, an excellent sense of smell and enthusiasm for the job cannot hurt. Our customers justifiably expect the highest levels of security and reliability on our part. Accordingly, all our gas networks are examined regularly according to the motto, 'Trust is good, surveillance is better.'"

Franz Hintermayer, member of the gas tracing team, EVN Krems


EVN

Strategy

One-stop energy, water and infrastructure services

Multi-service utility with a complete range

In the course of the systematic implementation of its multi-service utility concept, during recent years the EVN Group has completed the transition from being purely an energy company to a customer-oriented provider of public services. Apart from the integrated supply of electricity, gas and heat, the company has also been able to establish additional activities in core business related areas such as water, waste incineration and other infrastructure services, which possess dynamic growth potential. Horizontal and vertical integration in the electricity, gas, heat and water areas, where the EVN Group covers the entire value chain from production to the supply of end customers, provides the company with cost advantages and EVN customers with a chance to obtain a complete range of energy, water and infrastructure services on a one-stop shop basis.

Expansion of core energy business in Lower Austria and other selected markets

Central and Eastern Europe

Apart from the strengthening and consolidation of its position in the domestic market, EVN is seeking further expansion in the dynamic growth markets of Central and Eastern Europe.

Entry into the Bulgarian energy market

One EVN success of far-reaching significance was achieved with the acquisition of two electricity distribution companies in south-eastern Bulgaria. Apart from a trebling of the customer basis and a doubling of the size of the network, above all, this purchase enables EVN to benefit from the growth potential of the Bulgarian economy and energy industry. In this extremely dynamic market, EVN has an excellent opportunity to offer other energy and infrastructure services in line with the successful model developed in Lower Austria.

Autonomy of supply

Modern, flexible power plant pool

For many years EVN has employed a policy involving the ongoing optimisation of the output, efficiency and emission levels of its generation capacity and therefore, now possesses a modern and flexible power plant pool. Apart from increasing the company's thermal generation capacity, a special focus of investment is formed by renewable energy sources such as hydro- and wind power in the electricity generation sector, biomass in the electricity and heat areas and the energetic use of heat from waste incineration.

Modern supplier of network services

High-quality infrastructure

As an operator of electricity, gas, heat, water and telecommunications networks, during recent years EVN has invested in high-quality, sustainable infrastructure and has thus created the basis for a functional supply system. Today, EVN is a modern, highly efficient and reliable supplier of network services.

Strong position in a liberalised European energy market

EnergieAllianz – no.1 in Austria

Against the background of the deregulation of the European electricity and gas markets, EVN has sought to enhance its corporate competitiveness through new partnerships. For this purpose, together with other regional Austrian suppliers, the EnergieAllianz was founded in 2000. In a next step, EconGas, a joint venture of the EnergieAllianz partners, OÖF and OMV for gas trading and large customer sales, started operations in 2003. Moreover, in the meantime, all anti-trust stipulations for the realisation of the "Austrian electricity solution" have been fulfilled.

In both areas, major segments of the energy business of the partners are being merged and brought into specially formed joint companies for sourcing, trading and large customer service. As a consequence, EVN and its partners have been able to consolidate their position on a sustainable basis and create an excellent platform for additional activities in the new CEE markets. The main priority now is the full realisation of the synergies derived from the close co-operation of the partner companies.

Further water business expansion

Domestic and international growth

EVN water business strategy is targeted on the extension of its activities and range to cover the entire value added chain. First and foremost, the WTE Group should participate in the rapid development of the water markets in Austria, Germany and the high-potential CEE states as a partner to local government and industry and further enhance its already solid position in the medium-sized projects area. The probity of this strategy was already confirmed during the period under review by numerous attractive projects. At the same time, WTE's strong regional presence in the CEE states has had a positive effect on the remaining EVN business areas.

Selective growth in the waste sector

Use of existing know-how for additional projects

In the waste sector, the EVN Group aims to use the "Waste-to-Energy" know-how acquired during the completion of the AVN waste incineration plant in Dürnrohr for additional projects in other countries. Following the successful start-up of this plant, during the period under review an initial, international order was obtained for the realisation of a similar project in Moscow.

Bulgaria, a market with a future



As result of the investment in two Bulgarian electricity supply companies, which was contractually agreed in October 2004, Bulgaria has attained central importance as a new market for the EVN Group. Consequently, in this report we would also like to provide some fundamental information concerning the Bulgarian economy and energy industry, as well as the relations between Bulgaria and Austria.

Bulgaria en route for the EU

Interview with the Bulgarian ambassador to Austria, Dr. Elena Kirtcheva.

Your Excellency, 2004 is a jubilee year for both Austria and Bulgaria. How would you characterise the relations between our two countries?
July 2004 marked the 125th anniversary of diplomatic relations between Austria and Bulgaria. And if I might sum up the relationship between our two countries in just a few words, I would say with conviction that it is simply excellent!

Centuries of traditional cultural links

These outstanding ties are based on a long history. A large part of the Bulgarian intelligentsia was Austrian educated, first under the Austro-Hungarian Empire and then the Austrian Republic. These architects, engineers, scientists and artists transferred a great deal of Viennese flair to Bulgaria and had a major influence on the culture and economy of our country. Indeed, even today, Vienna remains a magnet for many young Bulgarians, who in the meantime constitute the second largest group of foreign students in the Austrian capital.

Therefore, for centuries our countries have been linked by far more than the "beautiful blue Danube" and in view of these strong, traditional bonds and the manifold opportunities derived from European integration, today we are close partners in the new, "old" Europe.

Against this background, how do you see bilateral, Austro-Bulgarian economic relations?

Intensive economic contacts

There is virtually no other European country with which Bulgaria has such long and rich traditions of economic co-operation as with Austria. Particularly in the past ten years, these contacts have developed rapidly on the basis of mutual benefits and respect. Austria has recognised our country as a reliable partner, which plays a stabilising role in south-eastern Europe. Conversely, Bulgaria can build on Austria's high level of economic interest with confidence.

Trade and tourism

These facts are reflected clearly by bilateral trade, which in recent years, has demonstrated great dynamism and continuous growth. Tourism has also expanded considerably. In the first half of 2004, the number of Austrian tourists to Bulgaria rose by 39% over the preceding year and 28% more Bulgarians travelled in the opposite direction.

Is there a similar high level of interest in investment in Bulgaria?
Very much so. Since 2000, foreign investment has risen by 40%, and around 16,000 new and secure jobs have been created. In 2003, foreign investment amounted to 7.1% of GDP, while in 2002 this figure stood at 5.8%.

Austria as the no.1 international investor

In this context, the importance of Austria as an international investor in Bulgaria has increased markedly. In 2003, Austria was rated fifth in the international investment rankings, but now has moved into second place. In the first half of 2004, Austria had an almost 35.5% share of all direct investment in Bulgaria and according to the latest forecasts, by the end of 2004 Austria will be my country's largest international investor, not just in terms of the year, but overall.

What other Austrian companies are active in Bulgaria?

An important characteristic of Austrian investment is the fact that virtually every branch is represented. Numerous Austrian enterprises have used the opportunities offered for investment in my country in recent years including Raiffeisenbank, Eurobilla, OMV, Bank Austria Creditanstalt, BAWAG, Taus Group, Palfinger, UNIQUA, Soravia Group, Wiener Städtische Allgemeine Versicherung, VA TECH, Strabag, Brevillier-Urban, Plansee-Tizit, Knauf, Festo, Sportalm, Mayr-Meinhof Karton, Schenker and many more. Not to forget EVN.

The bilateral economic co-operation picture is also supplemented by a wealth of business and trade activities as well as close links between Bulgarian and Austrian firms. All in all, some 500 Austrian SMEs are active in Bulgaria.

Bulgaria at a glance

		2004[1]
Population	m	7.7
GDP	USD bn	23.8
GDP growth	%	> 5
Per capita GDP	USD	3,080
Inflation	%	6.1
Unemployment	%	12.0
Budget surplus	%	0.2

[1] Forecast
Source: Bulgarian National Statistics Institute

How is the Bulgarian economy developing?

Dynamic economic growth

Bulgaria's economy is progressing very positively. In 2003, the country attained economic growth of 4.3% and 5.6% in the first half of 2004. This positive trend can be traced primarily to dynamic development in the industrial sector (+7.0%) and services area (+5.8%). Gross investment (+12.6%) and public investment (+5.2%) also grew rapidly during this period along with private consumer demand (+4.6%), which was supported by growth in real incomes. In the first half of 2004, exports increased in real terms by 9.6% and imports by 14.2%. Unemployment fell in the first half of 2004 to 12.0%, while inflation in May 2004 stood at 5.5%.

Bulgaria plans to join the EU in 2007. What stage have the preparations reached?

Negotiations with the EU well advanced

Bulgaria's accession to the EU is already at an advanced stage. All 31 negotiation chapters were completed punctually in June 2004 and this is confirmation of our government's successful strategy, which aims at an acceleration of political and economic reform at national level. At this point, I would like to express my special gratitude to Austria for its support of our accession process, both at a political level and in connection with expert assistance in various areas.

In foreign policy terms, our most important priority at present is certainly integration into European and transatlantic institutions. In this context, our entry into the NATO alliance on April 2, 2004, was without doubt a contribution to the security of the entire region.

On the domestic front, our government is pushing through a programme of reforms that will turn Bulgaria into a modern nation and a promising economic location. The considerable progress made in recent years en route to a solid democracy and a functioning market economy have strengthened our self-confidence as a future EU member and a trustworthy European partner.

Many thanks for your time!

The Bulgarian electricity industry

Developments since 1989

Decentralisation

In the period from 1989–1999 the previously highly centralised Bulgarian energy industry underwent a phase of restructuring. Among other measures, the entirely state-owned electricity company, NEK (Natsionalna Elektricheska Kompania EA), was founded.

This was followed in 2000 by the disincorporation of generation, transmission and distribution activities into separate legal entities and the formation of seven regional supply companies.

The Bulgarian electricity industry today

Generation

Bulgaria has a mixed generation portfolio with total capacity of around 13.2 GW. This includes fourteen hydropower plants, ten thermal power stations, one nuclear power station and several district heating and other small-scale power plants. The plants are operated by generation companies under both state and private ownership.

Transmission

NEK operates as a national transmission company and also completes electricity import and export transactions. On the basis of a single buyer model, the company purchases virtually the entire electricity production of the generation companies and then supplies major customers and regional suppliers using its high-voltage network.

Distribution

Since 2000, Bulgaria's supply sector has been divided among seven newly founded regional electricity supply companies. These each operate their own distribution and supply networks and serve around 4.5 million households, commercial customers and public facilities in the medium- and low-voltage segment with power. EDC Plovdiv and EDC Stara Zagora, the two companies in which EVN has taken a majority interest, are also among these regional suppliers.

EVN in Bulgaria

The contracts concerning the purchase of 67% of the shares in EDC Plovdiv and EDC Stara Zagora by EVN were signed on October 29, 2004, in Sofia. The shares are to be transferred by the end of 2004, and the purchase price is EUR 271 m.

EDC Plovdiv and EDC Stara Zagora in detail

All in all, the EDC Plovdiv and EDC Stara Zagora companies serve almost 1.5 million, or around 33%, of Bulgaria's electricity customers. In 2003, the companies sold a total of approx. 6,550 GWh of electricity of which EDC Plovdiv provided around 3,650 GWh and EDC Stara Zagora, about 2,900 GWh. As a result of the purchase of a majority holding in both companies, the EVN Group will virtually treble its customer base in the electricity sector and roughly double its sales of power to end consumers.

EDC Plovdiv / EDC Stara Zagora – customer structure


86 %

Domestic customers
Commercial customers/public facilities

The EDC Plovdiv supply area measures some 22,000 km², that of EDC Stara Zagora comes to approx. 20,000 km². The Stara Zagora region offers considerable potential with regard to Black Sea tourism and also possesses the trading activities of the port of Burgas. Plovdiv is the second largest city in Bulgaria and an important business and trade fair centre.

As at December 31, 2003, EDC Plovdiv had a work force of around 2,400 and EDC Stara one of about 1,800.

EDC Plovdiv/EDC Stara Zagora key figures

		EDC Plovdiv	EDC Stara Zagora	Total
Electricity customers	Number	866,679	628,967	**1,495,646**
Network	km	32,706	23,245	**55,951**
Sales volumes	GWh	3,647	2,921	**6,568**
Employees	Number	2,400	1,800	**4,200**

EVN in the CEE region


Czech Republic
Slovak Republic
Ukraine
Moldavia
France
Germany
Austria
Switzerland
Hungary
Romania
Slovenia
Italy
Croatia
Black Sea
Serbia and Montenegro
Bosnia-Herzegovina
Bulgaria
Stara Zagora
Sofia
Plovdiv
Ligurian Sea
Adriatic Sea
Turkey
Macedonia
Greece
500 km

Outlook

Several aspects underline the existence of a positive outlook exists for the further development of the Bulgarian electricity industry and hence that of the two new EVN Group subsidiaries:

Far-reaching market liberalisation

It is planned that, at the latest, the current single buyer model will end upon Bulgarian accession to the EU, which is scheduled for 2007. As a consequence, the regional suppliers will have the possibility of concluding direct contracts with the Bulgarian power producers and also for imports.

New price regulation

A new price regulation system has been scheduled for introduction in 2005 by the Bulgarian government. The main features of the new system include recompense for the costs of the regional supply companies and appropriate interest on equity.

Dynamic economic situation

Powerful impetus for the electricity industry can be expected from the favourable economic environment. Bulgaria already numbers among Europe's fastest growing economies and this dynamism should by enhanced by planned accession to the EU. At the same time, joining the EU will also provide an improvement in the legal framework in the energy sector.

Higher average consumption

Finally, considerable potential derives from average electricity consumption in Bulgarian households, which at a current level of around 200 kWh per month, is low even by Eastern European standards. Positive economic data permit the expectation of a marked increase in demand for the coming years. Additional room for manoeuvre for result improvement is provided by both the optimisation in and between the two companies acquired by EVN, as well as integration into the EVN Group.

All in all, EVN's involvement in Bulgaria will lead to positive contributions to sales and results in the medium-term.

Theiss, Lower Austria



"Gentle power....

... is a question of touch. Not just when playing badminton, but also with regard to electricity generation. Our formula involves maximum efficiency and minimum emissions. For example, following an update, our power station in Theiss sets exemplary, global standards. This not only guarantees power production with minimum environmental impact, as the independence provided by our thermal power stations also strengthens [illegible] in the liberalised European elec- [illegible]

[illegible]

EVN Group employees

Always at your service

The EVN Share

Moderate international index rises

Following good performance from October – December 2003, the international stock markets were unable to maintain this tempo during the rest of the period under review. Due to geopolitical uncertainties, the initial dynamism in the markets weakened and was superseded at the beginning of March 2004 by lateral movement. In total, during EVN's 2003/04 financial year, the Dow Jones Index showed a rise of 9.3%, while the German DAX was up by 19.5%.

The ATX index of the Vienna Stock Exchange was again able to clearly outperform the international indices and showed a rise of 51.1% in the same period. The Dow Jones Euro Stoxx Utilities branch index, which is of relevance to EVN, also exceeded the international stock market trend and registered growth of 30.6%.

EVN share up by 14.6%

A similar pattern applied for the EVN share, which during the period under review gained 14.6% in value. From October until the end of April 2004, the price benefited initially from the good performance of the ATX and during this period rose by around 25%. This was followed by a marked fall in May 2004, which was then fully compensated for by the market's positive reaction to the half-year results published at the end of the same month. Following the capital increase completed in July 2004, which was allocated at a price of EUR 40.50 per share, by the end of the business year the price rose again to a level of EUR 41.50.

Index weighting of the EVN share

	September 30, 2004
ATX (Austrian Traded Index)	3.55%
ATX Prime	3.16%
WBI (Vienna Stock Exchange Index)	3.18%

The turnover in EVN shares during the period under review amounted to EUR 167.1 m or around 0.54% of total Vienna Stock Exchange trading volume. On average, some 7,900 EVN shares were traded on the Vienna Exchange daily. As at the closing date on September 30, 2004, EVN market capitalisation amounted to some EUR 1.7 bn and its ATX weighting to 3.55%.

Capital increase supports additional growth

EVN completed an important capital measure in July 2004 with the issue of 3.3 million new shares, or approximately 8.8% of share capital, using the authorised capital approved by the Annual General Meeting of January 22, 1999. These new shares were placed among existing and new investors. The issue was clearly oversubscribed and provided revenue of EUR 133.7 m. The number of shares issued by EVN thus increased to a total of 40,881,455.

Apart from the creation of a solid capital basis for additional EVN expansion, this measure also raised the liquidity, and hence the attractiveness, of the EVN share.

EVN share price – relative development


Base: October 1, 2003
160
140
120
100
%
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
2004
EVN closing price
ATX
Dow Jones Euro Stoxx Utilities

The EVN share

Performance

		2003/04	2002/03	2001/02
Share price at the end of September	EUR	41.50	36.22	43.98
Highest price	EUR	47.34	44.50	48.43
Lowest price	EUR	36.10	35.40	41.00
Value of shares traded[1]	EUR m	167	107	334
Average daily turnover[1]	Shares	7,927	5,361	15,111
Share of total turnover[1]	%	0.54	0.60	2.80
Market capitalisation at the end of September	EUR m	1,697	1,361	1,653

[1] Vienna Stock Exchange

Value added

		2003/04	2002/03	2001/02
Earnings/share	EUR	3.08	2.73	2.39
Dividend/share	EUR	0.95	0.75	0.70
Cash flow/share	EUR	6.36	5.67	7.05
Book value/share	EUR	38.3	30.9	28.3
Price/earnings	x	13.5	13.3	18.4
Price/cash flow	x	6.5	6.4	6.2
Price/book value	x	1.1	1.2	1.6
Dividend yield	%	2.3	2.1	1.6

Basic information

Share capital, denomination	EUR 99,069,392.62 40,881,455 non-par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listings	Vienna; Frankfurt; Munich
ADR programme; depositary	Sponsored level one ADR programme (5 ADR = 1 share); Bank of New York
Ratings	A+, stable (Standard & Poor's); Aa3, negative (Moody's)

Shareholder structure



Province of Lower Austria
EnBW
Raiffeisenlandesbank Oberösterreich
Free float

Base: filings according to Austrian stock exchange regulations and representation at the AGM

Shareholder structure

There was one change in the ownership structure of EVN during the period under review. In December 2003, Energie Steiermark Holding AG (ESTAG) reduced its holding in EVN from over 15% to below 5%. This led to an increase in free float and hence a higher EVN weighting in the ATX. On the basis of constitutional law requirements, the province of Lower Austria continues to be the majority shareholder in EVN with around 51%. In addition, EnBW Energie Baden-Württemberg AG has a holding of over 10% and Raiffeisenlandesbank Oberösterreich one of over 5%. The remaining shares make up the free float. Around 0.3% of stock is held by the EVN work force.

Dividend policy

EVN dividend policy is directed towards sustained, continuous development. Apart from accounting for long-term growth prospects and future investment and financing requirements, above all, it endeavours to provide an appropriate return for company shareholders. Accordingly, EVN seeks a continuous rise in the dividend payout ratio and following the 7.1% dividend increase of last year, the Executive Board will suggest a further raise in the dividend for the 2003/04 financial year of 26.7% to EUR 0.95. This corresponds with a payout ratio of 33.1%.

Credit ratings

Standard & Poor's: A+
Moody's: Aa3

The long-term credit rating of the Standard & Poor's agency was altered from AA– (negative outlook) to A+ (stable outlook) due to the accelerated growth strategy involving entry into the Bulgarian market and expansion in the water and waste sectors. The Moody's rating, which is currently under review, remained unaltered at Aa3 (negative outlook). With these ratings, EVN numbers among the highest rated European utilities. Under these circumstances, the spread of EVN issues on the secondary market also remained stable during the 2003/04 financial year.

Investor Relations

Intensive working year

High degree of transparency

During the 2003/04 financial year, EVN maintained an active dialogue with all the target groups in the capital market. The basic principle behind all investor relations team activities consists of simultaneous, open and comprehensive communications with all market participants. The aim is to achieve a fair valuation of the share by means of high levels of transparency and active information.

Marketing for capital increase

The highpoint of investor relations activities during the past financial year came in July 2004 with the successful EVN capital increase. During the marketing of the issue, a total of 70 institutional investors were contacted directly in eleven cities in Austria and other countries. These efforts were crowned by the clear oversubscription of the issue and the extensive spread of the new shares among both existing and new shareholders. 51% of the issue was subscribed by the federal province of Lower Austria, the main shareholder. Of the remaining new shares, 50% went to Austrian investors, 31% to institutional investors in Germany and 14% in Switzerland. The remaining 5% were subscribed by investors in the UK.

Extensive presentation programme

Ongoing EVN investor relations activities during the period under review included numerous national and international presentations. Following two roadshows in the USA, London and Paris at the beginning of the financial year, the second quarter programme was characterised by participation in an international finance conference for energy suppliers, as well as the investor events of domestic banks. The presentation of the half-year results led EVN to new investors in Edinburgh and Dublin. Following intensive presentation work relating to the capital increase, road shows to Paris and Edinburgh were also held in conjunction with the Vienna Stock Exchange.

Retail investors The information of retail investors also forms a focal point of EVN investor relations activities. The annual EVN event for retail investors, which was held at the beginning of June, was very well attended. EVN offered an invitation to a presentation of the latest corporate development and a tour of its largest wind farm in Prellenkirchen. EVN was also presented at the GEWINN investment fair in Vienna.

Research coverage At present, EVN is covered by Bank Austria Creditanstalt (Vienna), BNP Paribas (London), Erste Bank (Vienna), HypoVereinsbank (Munich), IXIS Securities (Paris) and RCB Raiffeisen Centro Bank (Vienna).

A focus on online information

Nomination for "Best European Investor Relations Homepage" The EVN investor relations team achieved a pleasing success with its information activities on the internet. In March 2004, the EVN investor relations homepage was nominated by the Investor Relations Society in London for the IR Best Practice Awards 2004 in the "Best European Investor Relations Homepages" category.

We would like to offer you a cordial invitation to visit our investor homepage. Under **www.investor.evn.at** you will find all relevant information such as current reports, press releases, price trends, finance calendar and much more besides. In addition, we offer numerous services tailor-made to investor needs.

Financial calendar 2004/05

76th AGM, EVN FORUM, Maria Enzersdorf	January 19, 2005
Ex-dividend day	January 24, 2005
Dividend payment	January 28, 2005
Result Q. 1 2004/05[1)]	February 28, 2005
Result HY 1 2004/05[1)]	May 31, 2005
Result Q. 1–3 2004/05[1)]	August 31, 2005
Annual results press conference 2004/05[1)]	December 20, 2005

1) Provisional

Mödling, Lower Austria



"Chips fly...

..., when wood is worked. Something that EVN is rather pleased about, as it uses such material to generate environment-friendly heat. An increasing number of our heating plants are fired using biomass, which as a renewable energy source makes a notable contribution to CO_2 reduction. Not only do customers benefit from a comfortable supply of heat from EVN, but the environment also profits. With a total of 37 biomass plants, we have long been Austria's largest producer of heat using biomass."

Klaus Berger, heating engineer, EVN Mödling

EVN Group employees
Always at your service

Human Resources

During the 2003/04 financial year, on average, the EVN Group had a work force of 2,608. This was 12.6%, or 291, more than in the preceding year due largely to the acquisition of the WTE Group.

Targeted personnel development

High level of competence

Particularly in a liberalised market, high levels of employee competence constitute a major prerequisite for corporate success. Consequently, EVN uses a wealth of measures aimed at enhancing the qualifications of its work force. Education and training activities are focused on the provision of expertise for the fulfilment of specific tasks.

At around EUR 0.95 m, expenditure on further training (seminar fees, trainers, e-learning) during the 2003/04 financial year was marginally lower than that in 2002/03.

Cultural change born of internationalisation

Careful integration

One focal point of EVN human resources management during the period under review was integration within the Group, which has grown markedly due to acquisitions. In this connection, EVN is making every effort to blend in the various companies, in order to facilitate the opening up of synergetic potential. The exchange of experience and expertise and the promotion of understanding for other cultures are core elements in this development.

New mobility policy

In view of EVN's growing involvement in Central and Eastern Europe, a set of binding standards for international postings was prepared during the past year, in order to increase employee flexibility and mobility, encourage personnel development and contribute to know-how transfer throughout the Group.

New activities lead to increase in work force numbers

Fewer personnel in the energy sector, more in the new business areas

The development of the EVN Group work force in the 2003/04 financial year mirrored a number of trends, some of which are contradictory in nature. While employee numbers in the energy sector fell by 1.1% to 1,944, over the past two financial years, the EVN Group has also succeeded in creating new jobs. For example, in connection with the start-up of its Dürnrohr waste incineration plant, AVN recruited a total of 49 employees. In addition, due to the acquisition of WTE, the EVN Group work force was enlarged by a further 231.

Disproportionately small increase in personnel costs

While on average the EVN Group work force grew by 12.6% in the 2003/04 financial year, personnel costs only rose by 5.5%. This disproportionately small increase can be traced to a fall in the expenditure for severance payments and pensions. Consequently, during the period under review, personnel costs accounted for around 16.6% of sales. By comparison, at the beginning of the 1990s, this EVN key indicator had still stood at 26.7%.

In spite of the considerable increase in work force numbers, EBIT/employee in the 2003/04 financial year amounted to around TEUR 43.9, which was roughly the level of the previous year. This means that EVN occupies the top ranking among Austria's integrated utilities.

At < 1%, the fluctuation rate among EVN employees was extremely low and indicates the high levels of employee job satisfaction.

A marked change in the employee structure of the EVN Group will occur in the coming year with the addition of around 4,200 employees through the purchase of the Bulgarian electricity suppliers EDC Plovdiv and EDC Stara Zagora.

Employees by country


1%

Austria
Germany
Others

Average number of employees[1]

	2003/04	2002/03	2001/02
EVN AG	1,994	1,966	1,997
Other business areas	664	351	202
EVN Group total	**2,608**	**2,317**	**2,199**
thereof apprentices	61	54	31

[1] Full-time basis

More details concerning EVN's activities in the interests of its employees are contained in the EVN Sustainability Report 2003/04, which is published in conjunction with this Annual Report. Additional information on this topic is also available under **www.responsibility.evn.at**.

Sustainability as a long-term corporate concept

High levels of responsibility to both people and the environment

Long before "sustainability" was used as a concrete term, or became a comprehensive concept, EVN had already oriented its activities towards the idea of durable, economic management. Above all, the reasons for this decision related to EVN's specific tasks in the area of essential public supplies and the related high level of responsibility to people and the environment. EVN activities and services are both part and parcel of the modern industrial society and its natural backbone, which clearly sums up the scope and weight of the responsibilities involved.

This claim to sustainability is the most important premise for all EVN activities. Group activities are not measured in terms of proof of performance, but rather on the basis of long-term responsibility to future generations. EVN regards the creation of lasting values for customers and shareholders, a conservationist approach to natural resources, the provision of employees with an attractive work place and the simultaneous fulfilment of its responsibilities in the social sphere, as constituting its current challenge.

A special focus on environmental protection

One particularly important aspect of sustainability, especially in the case of an energy supplier, is a responsible use of natural resources. Prior to the concept of environmental protection becoming established, EVN had already started initiatives aimed at achieving equilibrium between economic and ecological interests. Among other aspects, these efforts incorporate the highest possible use of environment-friendly hydro- and wind power, the generation of electricity and heat from biomass and the utilisation of the latest environmental and generation technologies. Practically all of EVN's thermal power stations are now accreditated, with the result that the company also possesses a holistic, environmental management system.

Confirmation through acceptance into sustainability indices

FTSE4Good, Ethibel

The endeavours of EVN in line with sustainability-oriented corporate management have received confirmation in the form of acceptance into related, specialist indices. These enable sustainability-oriented investors to make targeted investments in companies, which fulfil globally recognised standards relating to environmental and stakeholder responsibility. EVN is today represented in the FTSE4Good Index and the Ethibel Sustainability Index.

Top positions in sustainability rankings

These initiatives are also reflected by EVN's excellent placings in international sustainability rankings. EVN occupied rank 6 among the 37 energy suppliers audited worldwide for the sustainability ratings of the German Oekom Research Institute. Moreover, in its international comparison, the Swiss INrate Institute placed EVN among the leading companies and in another study concerning sustainability-oriented corporate management in listed Austrian companies carried out by the Vienna University of Economics, EVN came an excellent fourth in the overall evaluation and second among industrial companies. As a consequence of these positive evaluations, EVN is continually recommended by leading financial services companies as a worthy investment from an ecological and social viewpoint.

Comprehensive reporting

Regular reports since 1990

EVN has been providing regular information concerning its initiatives in these areas since 1990 in the form of its annual Environmental Reports, which from 2002 onwards have been published in an extended version as Sustainability Reports. This made EVN one of the first Austrian companies to report upon the sustainability of its activities with the degree of transparency demanded by international standards.

Sustainability Report 2003/04

EVN's comprehensive understanding of sustainability-oriented company management is documented by the Sustainability Report 2003/04, published in conjunction with this Annual Report. The Sustainability Report is divided into the three areas of Economy, Ecology and Society and offers an overview of the various EVN Group initiatives in these sectors. Extensive coverage is also allotted to issues such as corporate governance, dialogue with stakeholders, climate protection and emissions trading. Moreover, our relations to suppliers, the safeguarding of the landscape, fauna and flora, as well as EVN's commitment concerning social matters within its corporate environment, also represent important topics. Naturally, as bearers of special EVN Group know-how, our employees constitute a major factor in sustained, successful performance. The initiatives in their interest are therefore also described in detail.

Should you not have received the EVN Sustainability Report 2003/04, it can be ordered at any time under **www.investor.evn.at**.

New sustainability homepage

Swift, interactive information

Parallel to this report, under **www.responsibility.evn.at**, EVN has established a sustainability homepage. On the one hand, this meets the increased need for a faster and more interactive exchange of information and, on the other, contributes to transparency and the raising of levels of awareness both internally and externally. While the Sustainability Report spotlights the concrete measures of the past financial year, the new homepage is primarily intended to serve the documentation of general principles and the longer-term development of EVN in the corporate social responsibility area.

Research & Development

Higher efficiency, lower emissions

Particularly in the power generation sector, EVN concentrates its research activities with the aim of launching new technologies for efficient energy conversion and application within its own area. Another focal point consists of ongoing improvements in efficiency at all generating plants in tandem with a reduction in emissions. Among other measures in this connection, EVN undertakes research co-operation with engineering colleges, polytechnics and universities of technology.

Several EU sponsored projects

International co-operation

During the 2003/04 financial year, EVN again participated in a number of EU-sponsored research projects. These are all concerned with economic-technical questions relating to the Dürnrohr power station, with research into the clean and safe use of hard coal in power stations as the predominant issue. The question of the use of steam from a waste incineration plant, which in the meantime has been realised with the neighbouring AVN plant, was also the subject of detailed scientific study. EVN is working together with numerous, international institutions in this context and up to 25 employees were involved in these projects to a varying extent.

Use of substitute fuels

Pyrolysis gas from biomass

During recent financial years, EVN has also completed tests concerning the use of substitute fuels at the Dürnrohr power station. One project carried out during the period under review related to the possible enlargement of the power station to include a biomass gasification plant. An initial study was concluded into the potential for the generation of pyrolysis gas from biomass, or replacement fuels. The pyrolysis gas could be fired in the boiler of the power station and used to replace the standard fuel, coal. The related reduction in the use of fossil fuel would lead to a corresponding fall in CO_2 emissions from the power station.

Electricity from biomass

Pilot plant optimisation

During the period under review, EVN continued an interesting research project on the topic of power generation from biomass in the new Wiener Neustadt suburb of Civitas Nova. EVN and its partners from universities and the engineering industry are operating an innovative pilot plant, which generates wood gas from forest chippings, which is then used in a gas engine for electricity and heat production.

Following the commencement of test operations in 2003, the plant is currently in the optimisation phase. Test operation has clearly paid off and has demonstrated the functionality of the plant. All in all, the plant has completed 1,600 operational hours to the complete satisfaction of all those involved. It is planned that the research programme will continue for a further two years, during which the technical development of the process should be completed. However, unless the general and funding conditions change, the commercial use of this technology remains questionable.

Total expenditure of TEUR 736.6

All in all, EVN spent TEUR 736.6 on R&D during the period under review.

Risk Management

As a utility company, EVN is subject to various risks, which are inseparably linked to its business activities. EVN counteracts this problem through targeted financial and energy risk management, which is undertaken by a separate staff unit. This puts EVN in a position to recognise both opportunities and risks at an early stage.

Risk policy

EVN's risk policy is focused on the optimum use of the available opportunities and the acceptance of risks, only where these are counterbalanced by adequate opportunities. In the interests of the most extensive possible risk limitation, EVN only takes risks that can be handled within the scope of its own organisation.

Where this is of economic benefit, risks that can be hedged, are transferred to insurance companies following the taking of measures for risk prevention and reduction.

Risk organisation

Strategic risk controlling across the Group

Risk management is included in the design of all EVN business processes as an integrated corporate management element. The management of the operative risks takes place on a largely decentralised basis and is the responsibility of the respective business units and companies involved. Conversely, the strategic risk control staff unit centrally monitors superordinated risks in connection with financing and general value development within the EVN Group.

Multi-phase planning and control system

In the interest of long-term increases in corporate value, EVN employs a multi-phase, integrated planning and control system, on the basis of which economic success is periodically measured and controlled using established targets.

Apart from these instruments, EVN also has an internal auditing department. This is responsible for regular checks on business processes and organisational procedures with regard to their propriety, security and efficiency,

Specific sector risks

Sales, sourcing and price risks

Due to the liberalisation of the energy markets and the related, sharp increase in competition, EVN is subject to intensive price competition in its traditional business areas. The primary results are sales, sourcing and price risks. In order to attain a general reduction in the related effects and to strengthen its position, EVN has stepped up the vertical and horizontal integration of its activities. At the same time, the company has initiated a range of specific hedging measures:

- **Sales**
  EVN counteracts sales risks through the utilisation and expansion of its production plants, the appropriate trading activities and an active portfolio management. At the same time, EVN relies on partnerships, the development of new products and services, the purchase of holdings both in Austria and other countries, as well as ongoing brand management for the securing of its market position.

- **Sourcing/production/distribution**
  EVN alleviates risks through the constant monitoring of relevant markets, careful supplier selection and long-term general agreements. Quality, work safety, environmental and failure risks in the production and distribution sectors are minimised by continuous and comprehensive process controls.

IT risks

State of the art

EVN limits the risks relating to the availability and reliability of its IT systems through systematic, ongoing modifications to the state of the art and the securing of a uniform IT standard throughout the Group. Within the scope of its comprehensive IT security management, the Group also meets the steady rise in the security requirements for all IT systems.

Personnel risks

Qualifications

The increasing international linkage of many activities places increasingly stringent demands on the qualifications of both skilled and managerial employees. In order to meet these requirements, EVN cultivates close contacts to research and educational bodies and offers its work force an extensive programme of further training.

Financial management risks

Active treasury management

EVN counteracts foreign currency, interest and liquidity risks through active treasury management, for which detailed Group directives and limits have been created. The hedging of financial management risks is generally completed on a centralised basis. Derivative financial instruments are also employed and primarily serve to secure basic, operative business and the financial transactions necessary in an operational connection. EVN is not subject to additional risks of note in this connection.

General risk

At present, EVN does not see any risks that could endanger the existence of the company. The functional capacity and the procedures of the risk management system are scrutinised by internal auditing and the Group auditors.

Maria Enzersdorf, Lower Austria

"Late to bed...

... and early to rise. Our service claim of providing comprehensive customer support around the clock doesn't make for an easy life. Whether with regard to information, the solution of technical questions, or rapid help in the case of defects, the standards are high. In a liberalised market, customer satisfaction is of growing importance and we respond with top standards of service and customer assistance."

Astrid Reichhold, energy consulting and customer service


EVN Group
Always at

Management Report

Legal framework

Market liberalisation/legal unbundling

EU-wide liberalisation by 2007

With the 2003/54/EG directive from June 2003 (which is also labelled an "acceleration" or "modification guideline"), the EU legislators prescribed the complete opening of the electricity markets of the member nations by July 1, 2007, as well as the implementation of measures aimed at toughening up competition. This means that from 2007, all electricity customers can freely select their supplier. In addition, the EU directive foresees the mandatory creation of national regulating authorities and the legal unbundling of the network area from the remaining functions of an electricity company.

As Austrian electricity industry law already envisages the complete opening of the electricity market and structures that encourage competition, the need for legal modification at national level was limited to the regulation of the legal unbundling of the network area. During legislative implementation, only the mandatory minimum content of the directive was transferred into Austrian law, and therefore, the actual final constellation remains open. EVN is therefore free to develop an optimised solution from the viewpoint of both legal and economic criteria.

Implementation of the Kyoto target, trading with emission certificates

Trading scheduled to start on January 1, 2005

On the basis of the Kyoto target, which foresees a reduction in total EU greenhouse gas emissions to 8% below the 1990 level by 2012, and the resulting community law requirements, in April 2004, Austria passed its Emission Certificate Act. This law is intended to ensure an adequate contribution to the attainment of the Austrian reduction target of 13% by means of the creation of a system for greenhouse gas emission certificate trading, which is due to commence on January 1, 2005.

The Emission Certificate Act prescribes the determination of an overall volume of emission rights for Austria, which will then be subsequently allotted to the individual plants affected. Should a particular plant not require all its allocated rights, these may be sold on the open market to other plant operators. However, should the annual greenhouse gas emissions from a plant exceed the allotted volume, then the operator must obtain additional entitlements on the market. EVN plants are also affected by these regulations.

Allotment of certificates in Austria not in line with requirements

For both the energy industry in general and EVN in particular, the actual number of certificates envisaged on the basis of the Austrian allocation plan offered fewer entitlements than anticipated. This allotment is not yet legally binding, but should it be retained in the current form, can be expected to place an economic burden on electricity generation in thermal power plants. In the run-up to the allocation, EVN already pointed out the needs of the energy industry and its own plants and will submit the last allocation to a strict legal examination.

Intensive preparations for emission certificate trading

Independent of these issues, EVN is making intensive preparations for the start of emission certificate trading. Initial transactions aimed at the securing of a sufficient number of certificates have already been concluded and other related negotiations are in progress. However, as the market is only just taking shape, the future price for certificates remains difficult to estimate. Whatever the case, the purchase of certificates is certain to negatively influence the cost structure of the plants affected.

General economic environment

The 2003/04 financial year brings strong global economic expansion and a moderate revival in Europe

EU economy lags well behind that of the USA

During the period under review, the global economy demonstrated a dynamic, upward trend, although this only gradually spread to Europe. Consequently, real economic growth in the Eurozone in 2003 amounted to a mere 0.5%, while the USA achieved expansion of 3.0%. However, with nominal growth of around 15%, the exceptional expansion in world trade has now started to affect the European economic picture. Therefore, current forecasts predict growth of 2% in the Eurozone during 2004, while in the USA growth in 2004 will continue to accelerate to over 4%.

Austria above the European average

Growth in the Austrian economy during 2004 will attain a level of 2%, which will be well above the value of 2003 (+0.7%). Negative influences derived from the continuing weakness among Austria's most important trading partners, Germany, Italy and Switzerland, will be compensated for by positive impulses from the new EU member states, which should attain minimum growth levels of at least 3.75%.

The outlook for 2004/05 points to a continued upturn in Europe, but increasing risks to the global economy

Positive tendency for Austria and the EU in general

In 2005, a prolongation of the economic upturn can be expected in Europe as a whole and in Austria in particular. However, the risks related to growth in the international economy have increased. The predominating factors in this regard are the high price of crude oil and the double deficits relating to the US budget and balance of payments. While growth in the Eurozone should amount to around 2.25% in 2005, it seems likely that the more robust domestic demand generated by the tax reform in Austria should facilitate marginally above-average GDP growth of 2.5%.

Strong growth in Bulgaria

In Bulgaria, an important new EVN market, strong domestic demand should result in economic growth in 2004 and 2005 of 5.5% and 5.25% respectively.

Energy sector environment

Naturally, the business development of an energy supply company is strongly influenced by the general conditions prevailing in the energy sector. In the 2003/04 financial year, EVN was affected by the following main factors:

Temperatures at the level of the previous year

Temperatures 1.0% higher than the long-term average

During the period under review, temperatures largely corresponded with those of the previous year and were therefore just above the long-term average. In terms of the heating degree total, which represents the energy industry's standard indicator for temperature-related heating demand, the weather was 1.0% warmer than the long-term average.

Electricity, gas and coal prices at a high level

Oil price rises by 45% in 2003/04

The oil price trend during 2003/04 led to a sharp increase in the costs of primary energy for EVN. From October onwards, the oil price, which is listed in USD/barrel, rose steadily and a total increase of some 45% was registered for the period between October 2003 and September 2004. In view of the only limited 4% fall in the exchange rate of the dollar against the euro, Europe felt the full impact of these price increases.

Gas price up by 9%

As gas prices follow the crude oil price with a time lag of three to six months, up to now, the cost increases for EVN have not yet reached the same level. The price of natural gas purchases for EVN's power stations increased by around 9% during the period under review. However, in view of the price adjustment delay, EVN expects a further increase of some 15%.

Price of hard coal increases by almost 30%

By contrast, the cost of the hard coal used in EVN's power stations rose considerably more in the 2003/04 financial year. In combination with high transport expenses, there was an overall price increase of almost 30%.

Electricity demand and prices both higher

During the period under review, the electricity market developed in a far less dramatic manner than in the previous year. This was largely due to the more favourable climatic conditions in summer 2004, which improved the international situation regarding the generation of hydropower and prevented larger bottlenecks caused by power plant shutdowns. Nonetheless, the market was characterised by increasing demand and higher wholesale prices. For example, during the period under review, the price for base products on the futures market rose by almost 20% and that for peak products, by more than 7%. Thanks to its flexible generation possibilities, EVN was able to react with a marked rise in the use of its thermal power stations.

Primary energy price trends (indexed)



Base: January 2, 2002
190
160
130
100
%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2002
2003
2004
International oil (Brent, last quote, Reuters; EUR/bbl)
Austrian natural gas imports (Statistik Austria; September values 2004: EVN forecast; ct/Nm³)
International hard coal (API#2 ARA listings; EUR/t)

Overall business development

Consolidated financial statements according to IFRS

The 2003/04 consolidated financial statements have been prepared in accordance with the principles of the International Financial Reporting Standards (IFRS, previously International Accounting Standards, or IAS). In line with § 245a of the Austrian Commercial Code, these financial statements replace the consolidated financial statements pursuant to Austrian accounting regulations.

Scope of consolidation enlarged by 20 companies

As a result of the initial consolidation of the WTE Group, as compared to the preceding year, the scope of consolidation was enlarged by 20 fully consolidated companies.

In the 2003/04 financial year, V&C Kathodischer Korrosionsschutz Gesellschaft m.b.H., which had previously been consolidated at equity, was fully consolidated for the first time. The consolidated financial statements prepared by EnergieAllianz Austria GmbH are included on a pro rata basis. EVN AG has a 31.5% holding in this sub-group, which comprises Energie Allianz Austria GmbH, Switch Energievertriebsgesellschaft m.b.H. and Naturkraft Energievertriebsgesellschaft m.b.H. EVN Energievertrieb GmbH & Co KG, in which EnergieAllianz Austria GmbH exercises a general partner function and EVN AG has a 100% limited partner interest, was included entirely within the framework of pro rata consolidation.

Consequently, including EVN AG, the Group parent company, the scope of consolidation currently consists of 32 fully consolidated companies and four pro rata consolidated companies.

In addition, 15 associated companies are consolidated at equity.

Sales revenues 11.6% up on the preceding year due to new business areas

EVN sales revenues in the 2003/04 financial year amounted to EUR 1,207.3 m, which was 11.6% up on the EUR 1,082.1 m of the preceding year. The main reason for this increase was the initial inclusion of the WTE Group and the start of full-scale operations at the AVN waste incineration plant.

Electricity revenues: +8.5%

Electricity revenues rose by 8.5% in the 2003/04 financial year to EUR 659.7 m (previous year: EUR 608.1 m) due mainly to an increase in own generation. Electricity revenues from end customers rose by 1.9% to EUR 503.6 m, whereby slight increases were attained both inside and outside the EVN network area. While revenues from electricity sales were up by 9.1%, mainly as a result of increased generation, there was a 6.5% fall in network revenues, due to the price reductions imposed by the regulative authority.

Gas revenues: –14.7%

Natural gas revenues in the period under report amounted to EUR 259.5 m, which was 14.7% down on the EUR 304.1 m of the preceding year. The main reason for this fall was the fact that the first quarter of the 2002/03 financial year still contained revenues from gas trading and large customer sales, which were subsequently transferred to EconGas on January 1, 2003. This resulted in a 21.6% fall in revenues from gas sales due to the reduction in volumes, while the network price reductions ordered by the regulative authority led to a cut in gas network revenues of 4.1%.

Heating revenues: +12.8 %

There was another notable rise in heating revenues of 12.8% to EUR 47.4 m (previous year: EUR 42.0 m), which as in the preceding years, resulted from the rapid, ongoing expansion of EVN's heating networks.

Marked increase in water revenues

As a result of the initial consolidation of the WTE Group, water revenues during the period under review were markedly higher than in the previous year, rising from EUR 21.4 m to EUR 119.2 m.

Other revenues: +14.2 %

Other revenues also rose sharply, increasing by 14.2% to EUR 121.6 m. This figure includes revenues derived from waste incineration (EUR 32.5 m) and other service areas.

As compared to the preceding year, earnings from changes in inventory, work performed and capitalised and other operating income fell by 28.3% to EUR 38.2 m (previous year: EUR 53.2 m).

Sales revenues by business area


10%
4%
21%
55%

Electricity
Gas
Heating
Water
Other

High energy purchasing prices put pressure on results

During the period under review, the sharp increase in market prices for primary energy and electricity purchases placed a considerable burden on EVN earnings. In total, the cost of materials and services was up by 1.9% at EUR 662.3 m despite the marked reduction in the quantities of energy purchased following the transfer of gas trading and large customer sales to EconGas.

Personnel numbers markedly higher

As a result of the enlargement of the scope of consolidation, average work force numbers in the EVN Group increased by 12.6% to 2,608 during the period under review. In spite of this fact, EVN personnel expenses only showed a disproportionately small rise of 5.5% and totalled EUR 200.5 m (previous year: EUR 190.1 m). This was due primarily to a reduction in expenditure on pensions and severance payments, which cushioned the effects of the enlargement of the scope of consolidation to include the WTE Group and the increase in remuneration resulting from the collective wages and salaries agreement.

Sharp rise in depreciation

In the period under review, depreciation rose by 46.4% to EUR 183.0 m (previous year: EUR 125.0 m).

Scheduled depreciation increased by 17.8% to EUR 152.8 m, due mainly to ongoing EVN investment activity and the additions of the past year. This figure also contains depreciation on intangible investments derived from the initial consolidation of the WTE Group. The resulting goodwill and capitalisation in connection with customer orders in progress had a corresponding effect on the income statement.

Sales revenues by region


92%

Austria
International

During the 2003/04 financial year, exceptional value adjustments of EUR 30.2 m were completed. These became necessary at EVN's thermal power stations and heating plants as a consequence of the increase in primary energy purchasing prices and the future cost burden anticipated from CO_2 emission trading. A further exceptional value adjustment was required in the data transmission network area because of a competition-related price fall.

The enlargement of the scope of consolidation was also the main reason for an increase in other operating expenses by 25.8% to EUR 85.1 m (previous year: EUR 67.7 m).

Cost/earnings structure


3.9%
54.9%
Material and operating expenses
Personnel expenses
Depreciation
Other expenses
Operating result

Income statement

	2003/04	2002/03	Change	
	EUR m	EUR m	EUR m	%
Electricity revenues	659.7	608.1	51.6	8.5
Gas revenues	259.5	304.1	–44.6	–14.7
Heating revenues	47.4	42.0	5.4	12.8
Water revenues	119.2	21.4	97.8	455.9
Other revenues	121.6	106.5	15.1	14.2
Sales revenues	**1,207.3**	**1,082.1**	**125.2**	**11.6**
Changes in inventories, work performed and capitalised and other operating income	38.2	53.2	–15.1	–28.3
Cost of materials and services	–662.3	–650.0	–12.3	–1.9
Personnel expenses	–200.5	–190.1	–10.4	–5.5
Other operating expenses	–85.1	–67.7	–17.4	–25.8
EBITDA	**297.6**	**227.5**	**70.1**	**30.8**
Depreciation	–183.0	–125.0	–58.0	–46.4
Operating result (EBIT)	**114.6**	**102.5**	**12.1**	**11.8**
Financial result	**21.3**	**42.8**	**–21.5**	**-50.2**
Profit before tax	**135.9**	**145.4**	**–9.4**	**–6.5**
Taxes on profit	–17.5	–41.8	24.3	58.1
Profit after tax	**118.4**	**103.6**	**14.8**	**14.3**
Minority interests	–1.0	–1.0	–	–3.0
Group net result	**117.4**	**102.6**	**14.9**	**14.5**

EBITDA and EBIT clearly up on previous year's level

EBITDA: +30.8%
EBIT: +11.8%

In spite of the unfavourable energy purchasing price trends, EBITDA rose by 30.8% from EUR 227.5 m to EUR 297.6 m in the period under review. This was mainly due to the increase in energy business and, above all, the initial contributions to results from the water and waste incineration business areas. Despite the steep rise in depreciation, at EUR 114.6 m, the operating result (EBIT) for the 2003/04 financial year still exceeded that of the preceding year by 11.8%.

The exceptional measures completed during the period under review also influenced the distribution of the operating result among the individual segments. For example, the electricity segment, which was influenced by power station value adjustments, contributed EUR 49.8 m. The gas segment attained EBIT of EUR 53.5 m, while the water segment, which was reported separately for the first time, demonstrated positive EBIT of EUR 10.2 m, in spite of the aforementioned value adjustments to intangible assets. EBIT of EUR 1.2 m derived from the heating, waste and other services areas, which included the results from waste incineration. Further information on the result development of the individual segments is given in the "The individual business areas" section (from page 56).

Operating result (EBIT)


125
100
75
50
25
EUR m
119.4
121.0
127.9
102.5
114.6
1999/00
2000/01
2001/02
2002/03[1]
2003/04[1]

[1] From January 1, 2003, excluding the key account and trading business outsourced on this date to EconGas.

Financial result down due to one-off effects in preceding year

During the period under report, the financial result reached a highly satisfactory volume of EUR 21.3 m. However, this was below the EUR 42.8 m of the preceding year, which had been strongly influenced by one-off effects in connection with the valuation of financial instruments.

Result from investments shows a positive trend

The result from investments mirrored the significant improvement in the contribution from companies consolidated at equity. This was due primarily to the positive development of EconGas and RAG. The result from other investments also showed a marked upturn during the period under review. The predominant factors in this regard were the increased dividends of Verbundgesellschaft and Energie AG, as well as the write-back of a provision for financing risks made in the preceding year. In total, the result from investments rose by EUR 37.8 m to EUR 52.4 m.

Result from interest and other financial result both down

The result from interest fell due to the enlarged scope of consolidation, the related increase in the financial requirement for project business and the issue of an additional CHF bond with a volume of CHF 200 m.

The other financial result was also lower in the year under review due to the aforementioned one-off effects in 2002/03.

Result before tax lower than in 2002/03, but consolidated result well up

Against this background, the result before tax for the 2003/04 financial year amounted to EUR 135.9 m and was therefore EUR 9.4 m, or 6.5%, below the EUR 145.4 m of the preceding year.

Reduction in taxes on profit

The reduction in Austrian corporation tax to 25%, which is part of a tax reform package for 2005, had a positive effect and led to a revaluation of the provision for deferred taxes and a corresponding reduction in the profit tax burden.

Group net result: +14.5%

Following the taking into account of taxes on profit and minority interests, the Group net result amounts to EUR 117.4 m, which was EUR 14.9 m, or 14.5%, higher than the comparable figure for the preceding year (EUR 102.6 m).

ROE: 8.7%
ROCE: 6.2%

The Group net result for the 2003/04 financial year corresponds with a return on equity (ROE) of 8.7%, which was slightly lower than the 9.3% of the preceding year. However, it should be noted that the financing measures completed during 2003/04 and the jump in the value of the investment in Verbundgesellschaft according to IFRS, resulting from a rise in the share price, led to a marked rise in the capital base. At 6.2%, the return on capital employed (ROCE) remained stable at the level of the preceding year. EVN's weighted average cost of capital after tax (WACC) in the period under review amounted to 5.3%.

Balance sheet structure remains solid

Balance sheet total up by 24.7%

EVN activities continue to be based on a very solid balance sheet structure. All in all, the consolidated balance sheet total of the EVN Group increased by EUR 738.2 m, or 24.7%, to EUR 3,732.0 m (previous year: EUR 2,993.8 m).

Initial consolidation of the WTE Group

Fixed assets rose by 22.8% to EUR 2,925.0 m (previous year: EUR 2,381.3 m). The main reason was the initial consolidation of the WTE Group, as well as the upvaluing of the investment in the Verbundgesellschaft due to the increased stock exchange price.

Balance sheet structure



100
80
60
40
20
%
20.5
79.5
14.0
47.2
38.8
21.6
78.4
10.7
47.6
41.7
30.9.2003
30.9.2004
Current assets
Fixed assets
Short-term loans
Long-term loans
Equity

Current assets increased

During the period under report, current assets increased by EUR 194.4 m, or 31.7%, to EUR 807.0 m (previous year: EUR 612.5 m). Above all, this development was due to a sizeable rise in current assets as a result of the capital increase and the raising of a second CHF bond. Group inventories were also well up, which was due primarily to the marked increase in the level of customer orders in progress derived from WTE project business. By contrast, receivables fell slightly.

The share of fixed assets in total assets fell from 79.5% to 78.4% as at September 30, 2004. Conversely, the share of current assets increased from 20.5% to 21.6%.

Increase in long-term liabilities

On the equity and liabilities side, long-term liabilities rose by EUR 363.0 m, or 25.7%, to EUR 1,776.5 m (previous year: EUR 1,413.5 m). This was due mainly to the full consolidation of the WTE Group and the inclusion of its financial liabilities within the scope of project financing, as well as the aforementioned issue of a CHF bond. As a consequence of the inclusion of the WTE Group, the non-recourse liabilities entered into by project companies rose from EUR 85.9 m to EUR 215.2 m. In addition, long-term tax liabilities also jumped because of the result-neutral upvaluing of the investment in Verbundgesellschaft.

Current liabilities on the balance sheet date stood at EUR 399.8 m, which was EUR 20.3 m, or 4.8%, below the EUR 420.1 m of the preceding year.

Equity ratio rises to 41.7%

Due to the capital increase, the net result and the result-neutral value adjustments according to IAS 39, equity went up by EUR 395.5 m, or 34.1%, to EUR 1,555.7 m (previous year: EUR 1,160.2 m). Accordingly, despite the increase in the balance sheet total, the equity ratio of 41.7% was higher than the 38.8% of the preceding year. This led to a reduction in net debt from 29.9% to 27.6%.

Cash flow and corporate financing

Far higher cash flow from the result

In view of the higher operating result and the increased level of non-cash expenses, during the period under review, the cash flow from the result was 21.2% up on that of the preceding year at EUR 261.5 m. In spite of a rise in inventories, higher payments for taxes on profits and a reduction in current liabilities, the cash flow from operating activities was 13.8% higher than the comparable figure for the preceding year at EUR 242.6 m.

The cash flow from investment activities increased in 2003/04 from EUR 388.8 m to EUR 553.7 m. This rise can be traced to the purchase of the WTE Group, an increase in project business and, in particular, the investment of the liquid assets in short-term securities, which, according to IFRS regulations, are not to be classified as cash equivalents. This change of reporting affected the cash flow from investment activities to an amount of EUR 283.3 m.

The capital increase and the issue of a second CHF bond by EVN resulted in cash flow from financing activities of EUR 275.5 m in the period under review, which was well up on the figure for the preceding year.

Total cash flow: minus EUR 35.6 m

All in all, there was negative cash flow for the 2003/04 financial year of minus EUR 35.6 m, which reduced the cash and cash equivalents to EUR 64.8 m on the balance sheet date. However, EUR 416.5 m were invested in short-term securities, which according to IFRS, are not allocated to cash equivalents.

Cash flow statement

	2003/04 EUR m	2002/03 EUR m
Profit before tax	135.9	145.4
Non-cash items	125.6	70.4
Cash flow from the result	**261.5**	**215.8**
Change in short- and long-term balance sheet items	–1.0	14.3
Payments for taxes on profits	–18.0	–16.9
Cash flow from operating activities	**242.6**	**213.2**
Change in fixed assets	–132.9	–201.9
Change in financial assets	–137.5	81.4
Change in short-term securities	–283.3[1]	–44.5[2]
Cash flow from investment activities	**–553.7**	**–164.9**
Cash flow from financing activities	**275.5**	**36.6**
Total cash flow	**–35.6**	**84.9**
Cash and cash equivalents at beginning of period	**230.6**	**143.4**
Change in the scope of consolidation	3.0	2.4
Regrouping of securities from liquid funds to financial investments	–133.2[1]	0.0
Cash and cash equivalents at end of period	**64.8**	**230.6**

1) In the 2003/04 financial year, additions to the securities are reported under this item, which are used for the investment of surplus liquidity, but do not meet the IFRS criteria for reporting as cash equivalents.
2) As changes to the securities are now reported under the financial investments, the figures for the previous year have been adjusted accordingly.

Total investment of EUR 168.8 m

Further network expansion

In the course of the 2003/04 financial year, EVN invested a total of EUR 168.8 m in tangible and intangible assets. This expenditure related primarily to the enlargement of the electricity, gas and heating transport and distribution networks and their modification to the needs of the liberalised electricity and gas markets. Other focal points included wind farm and district heating plant expansion, as well as the installation of radio communications networks.

Of the aforementioned investment volume, EUR 107.5 m related to the electricity segment (previous year: EUR 116.2 m) and EUR 24.6 m to the gas segment (previous year: EUR 24.8 m). EUR 2.4 m were invested in the water segment (previous year: EUR 3.6 m) and EUR 34.3 m in the heating, waste and other services segment (previous year: EUR 83.3 m). EUR 17.2 m of this figure was allocated to the heating area and the remaining EUR 17.1 m to the other activities within the segment.

Cash flow and investments



300
250
200
150
100
50
EUR m
213.2
228.0
73.5
3.7
9.8
24.8
116.2
242.6
168.8
17.1
2.4
17.2
24.6
107.5
2002/03
2003/04
Cash flow from operating activities
Investments
Heating
Other
Gas
Water
Electricity

Outlook

Three factors will have a decisive influence on EVN business in the coming years. Firstly, the integration of the two, recently purchased, Bulgarian regional electricity suppliers. Secondly, the rapidly growing contribution to results from the water and waste incineration business areas and thirdly, the further development of partnerships within the scope of the "Austrian solutions" for electricity and gas.

Electricity business revenues are set to rise considerably in the 2004/05 financial year as a result of the Bulgarian subsidiaries. Stable development is anticipated for gas business and heating should continue to show solid growth. Stability is expected in the drinking water supply area in Lower Austria, while international project business in the drinking and wastewater area should grow rapidly. The waste incineration business area is also set for dynamic growth due to the new project in Moscow.

All in all, this adds up to a significant increase in the importance of the Group's international activities and a transformation of its profile from that of a regional supplier to an internationally active group. On the basis of the consolidation of the Austrian electricity and gas markets, the expansion in Bulgaria and the successful further development of EVN's multiservice utility concept, additional increases in results can be anticipated for the coming financial years.

Maria Enzersdorf, Lower Austria



"Growth...

The Individual Business Areas

Electricity

As a vertically integrated electricity supplier, the EVN Group covers every stage of value added from production, transport, distribution and trading, to the sale of electrical energy.

1,450 MW own generating capacity

In the production area, the EVN Group has total generating capacity in its own power stations of 1,450 MW. This serves the optimisation of company electricity sourcing, while simultaneously guaranteeing high security of supply levels. Apart from three thermal power stations in Dürnrohr, Theiss and Korneuburg, EVN operates five storage power stations, 62 small-scale hydropower plants and three wind farms. EVN also sources its own electricity from the Danube power stations of Melk, Greifenstein and Freudenau on the basis of purchasing rights.

Generation in the thermal power stations takes place on the basis of natural gas, while coal and oil are also employed as supplement fuels.

Distribution

EVN possesses a modern network in Lower Austria for the transmission and distribution of electricity with around 1,370 km of high-voltage and around 45,000 km of medium- and low-voltage lines. On the basis of this infrastructure, EVN provides all its customers with network services. This business area is regulated. Approximately 775,000 customers are connected to EVN's electricity network.

Trading

All electricity trading, i.e. the marketing of EVN's entire own electricity production, as well as the sourcing of the electricity volumes required for the supply of customers, is carried out by e&t, the joint trading unit of the EnergieAllianz partner companies.

Supply

Since October 1, 2001, electricity sales in Austria have been open to free competition. Within the framework of the EnergieAlianz, private, business and industrial customers are supplied with electricity.

Electricity segment key indicators

	2003/04	2002/03	Change	
	EUR m	EUR m	EUR m	%
Segment sales revenues	678.9	634.0	44.9	7.1
EBITDA	137.8	143.2	–5.5	–3.8
EBIT	49.8	111.4	–61.6	–55.3
EBIT including result at equity	58.1	115.7	–57.6	–49.8
Investments	107.5	116.2	–8.6	–7.4

Overview of segment development in 2003/04

During the past financial year, total electricity revenues amounted to EUR 678.9 m, which was 7.1% higher than the figure for the preceding year. The main reason for this increase was the notable rise in electricity generation. While in the preceding year the operating result was characterised by extensive appreciation in the power station sector, the 2003/04 financial year was influenced by higher expenditure on primary energy, as well as necessary value adjustments relating to thermal power stations. As a consequence, at EUR 49.8 m, EBIT in the electricity sector was well down on the value of the preceding year.

Electricity generation

Own generation: +23.3%

During the period under review, EVN electricity generation was up on the already above-average level of the preceding year by 23.3% at 4,240.2 GWh and thus constituted a new record.

Peak, thermal power plant production

As a consequence of higher wholesale prices, during the period under review, own production in EVN's thermal power stations reached an all-time high. On the basis of the flexibility of its thermal power station pool, EVN used the national and international possibilities offered by the European electricity generation market.

By contrast, as a result of unfavourable generating conditions during the first quarter of the period under review, hydropower generation was lower than in the preceding year and contributed 17.3% of total EVN electricity production. Generation using wind power and other alternative energy sources increased by some 70%.

Electricity price development – peak/base


60
50
40
30
EUR/MWh
Jan. 2002 – Sept. 2004:
+ approx. 46%
Jan. 2002 – Sept. 2004:
+ approx. 46%
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2002
2003
2004
Peak
Base

Electricity sales volumes higher

Electricity sales: +8.1%

Total electricity sales, including electricity wholesale, were again increased considerably during the 2003/04 financial year, rising by 8.1% to 10,442.4 GWh.

The sales to end customers included in this figure rose only slightly by 0.6% to 6,163.5 GWh. There were marginal increases both inside and outside the EVN network area.

Sizeable increase in electricity wholesale

By contrast, electricity wholesale showed a marked increase of 21.2% over the preceding year, due largely to the marketing of own production via e&t.

Electricity sales volumes

	2003/04 GWh	2002/03 GWh	Change GWh	%
Sales to end customers	6,163.5	6,125.5	38.0	0.6
Wholesale[1]	4,278.9	3,530.6	748.3	21.2
Total electricity sales	**10,442.4**	**9,656.1**	**786.3**	**8.1**

[1] Sales of production mainly via e&t

Electricity – production and sales volumes



8,000
6,000
4,000
2,000
GWh
6,328.1
2,493.2
6,429.0
2,270.6
6,284.0
3,794.9
6,125.5
3,439.3
6,163.5
4,240.2
1999/00
2000/01
2001/02
2002/03
2003/04
Production
Sales to end customers

Market-oriented, sales price development

Cost-related price adjustments

In the period under review, electricity sales price policy was influenced by considerable increases in costs. The prices for purchases of externally generated electricity and primary energy, oil and subsequently natural gas, were markedly higher. This necessitated a corresponding adjustment to sales prices. Therefore, in November 2003, the price for domestic customers was raised by some 4%, which was followed by a further increase of the same size in October 2004. At the same time, EVN combined and optimised a number of individual products in the course of a streamlining of its range, aimed at increasing customer advantages and enhanced earnings power.

Development of the main investments in the electricity segment

- **Verbundgesellschaft**

Considerable increase in value of Verbundgesellschaft investment

EVN has a stake of around 12.5% in the listed Verbundgesellschaft, the largest Austrian hydropower producer and the operator of the country's supra-regional, high-voltage network. This strategic EVN investment played a significant role during the preparation of the "Austrian electricity solution". In the 2003 financial year, Verbundgesellschaft had electricity sales revenues of EUR 2,478.1 m and a sales volume of around 75,000 GWh, of which around 45% was national and some 55% international. Verbundgesellschaft paid a dividend of EUR 2 per share for the 2003 financial year, EVN receiving a sum of EUR 7.7 m. The Verbund share price reflected the positive development of the company and thus the value of the EVN investment more than doubled in the period under review.

BEWAG shows positive development

- **Burgenland Holding AG/BEWAG**

  On the balance sheet date, EVN had a 69.05% holding in the listed Burgenland Holding AG. In turn Burgenland Holding AG owns 49% of the shares of Burgenländische Elektrizitätswirtschafts-AG (BEWAG). Since February 2001, BEWAG has been a member of the EnergieAllianz and currently supplies around 140,000 customers in Burgenland with electricity. BEWAG electricity sales in the short, six-month financial year 2002/03, totalled 604 GWh and revenues amounted to EUR 51.7 m. BEWAG is included in the EVN consolidated financial statements at equity and contributed EUR 8.3 m to the 2003/04 result.

EnergieAllianz and "Austrian electricity solution" partner

- **Energie AG**

  In April 2002, EVN, Wien Energie and Linz AG jointly acquired a share of 25% plus one share in Energie AG Oberösterreich. EVN has a stake of around 9.3%. Furthermore, in a parallel move, Energie AG joined EnergieAllianz and today is also a partner in the "Austrian electricity solution". The Energie AG supply area borders directly on that of EVN to the west and the company is active in the same business areas. Apart from supplying energy and all related services, it also covers the fields of waste treatment, water and telecommunications. For the 2002/03 financial year, which is of relevance to the period under report by EVN, Energie AG paid EVN a dividend of EUR 1.3 m.

Investments

Increased power station and line capacity

In order to further consolidate its position in the production and distribution of electrical power, during the 2003/04 financial year, EVN invested a total of EUR 107.5 m in the electricity area. Among the most important projects involved were the completion of a new gas turbine at the Korneuburg power station, the enlargement and strengthening of the EVN distribution network and the replacement of medium- and low-voltage, overhead lines by underground cable.

Outlook

Electricity demand continues to rise

A further steady rise in electricity demand can also be anticipated in Lower Austria during the coming years. EVN intends to profit from this trend as both a network operator and an electricity supplier.

Higher wholesale prices

The European wholesale prices for electricity continue to rise. This trend originates mainly from the increase in fuel costs, the imminent start of trading with CO_2 emission certificates and the growing need in Europe for power station capacity.

EVN well positioned

Due to the timely adoption of modernisation and expansion measures, EVN has been able to establish an excellent position with a pool of thermal generation capacity that is both competitive and flexible. This will be further supported by the implementation of the "Austrian electricity solution", within the framework of which, EVN's thermal power stations represent an excellent supplement to hydropower generation. At the same time, EVN is to further increase the share of electricity production from renewable sources.

Gas

The EVN Group also maintains a high level of integration in the natural gas area. Apart from the standard transport and distribution activities of a gas supplier, due to its holding in Rohöl-Aufsuchungs-AG (RAG), Austria's second-largest oil and gas producer, EVN also participates in natural gas exploration and production.

Transport and distribution

The EVN gas transport and distribution pipeline network in Lower Austria has an overall length in excess of 10,100 km. High-pressure pipelines make up around 1,900 km of this network, medium- and low-pressure pipelines, approximately 8,200 km. On this infrastructure basis, EVN provides all its customers with network services and as is the case with electricity, this business area is also regulated. During the 2003/04 financial year, the number of customers connected to the EVN network rose to more than 266,000.

Sourcing and trading

Since January 1, 2003, all EVN Group gas sourcing and trading is carried out via EconGas, a joint subsidiary of the EnergieAllianz partners, OÖF and OMV. EconGas, in which EVN has a 15.7% holding, serves as a joint natural gas wholesaling company and also maintains the gas reserves required in Austria for security of supply. This concentration of gas volumes and services in a company, which supplies both large end consumers, gas distributors and electricity producers, provides economies of scale and increased flexibility and thus has a positive effect on EVN's sourcing costs.

Sales

The Austrian natural gas market has been completely open since October 1, 2002. In this context, both household and commercial customers are supplied within the framework of EnergieAllianz. All large customer sales were transferred to EconGas with effect from January 1, 2003.

Origins of sourced gas


19%
60%
Russia
Norway
Germany
Austria

Source: OMV Erdgas GmbH

Gas segment key indicators

	2003/04 EUR m	2002/03 EUR m	Change EUR m	Change %
Segment sales revenues	270.6	317.1	–46.5	–14.7
EBITDA	87.7	57.6	30.1	52.4
EBIT	53.5	–6.1	59.5	–
EBIT including result at equity	76.1	5.5	70.6	–
Investments	24.6	24.8	–0.2	–0.9

Overview of segment development in 2003/04

During the 2003/04 financial year, overall gas revenues amounted to EUR 270.6 m, which was 14.7% below the level of the preceding year. This was primarily due to the transfer of gas trading and large customer sales to EconGas. By contrast, the gas segment operating result improved markedly to EUR 53.5 m. This was mainly due to the one-off effects derived from the write-back of provisions, as well as the fact that value adjustment of the gas network had taken place during the preceding year. The positive results of the EconGas and RAG subsidiaries, which are consolidated at equity, also led to a further increase in earnings.

Network and transport

Tariff reduction imposed by the regulator

Following a tariff determination process completed by the regulating authority throughout Austria, a further reduction in gas network tariffs took effect on June 1, 2004. The EVN gas network is thus one of the most favourably priced in Austria, despite the fact that as compared to other network areas, EVN has an unfavourable and therefore cost-intensive supply structure.

Gas sales volumes

Fall of 33.2% due mainly to structural change

During the 2003/04 financial year, gas sales were 33.2% down on the level of the previous year. The main reason for this fall was the transfer of gas trading and large customer sales to EconGas. As this transfer took effect on January 1, 2003, the first quarter of the 2002/03 financial year had still contained sales from this area, which was no longer the case in the period under report.

Growing customer numbers compensate for competitive sales losses

Competition-related sales losses were largely compensated for by the growth derived from ongoing expansion. All in all, the reduction in sales to end customers due to the transfer to EconGas amounted to 27.0%.

Wholesale sales were down by a total of 67.1% in the period under review.

Gas sales volumes and consumption

	2003/04	2002/03	Change	
	m m³	m m³	m m³	%
Sales to end customers[1]	661.2	905.4	–244.1	–27.0
Wholesale[1]	54.6	166.2	–111.6	–67.1
Total natural gas sales volumes	**715.9**	**1,071.6**	–355.7	–33.2
Company plants and internal consumption	411.2	334.4	76.9	23.0
Total natural gas consumption	**1,127.1**	**1,405.9**	**–278.8**	**–19.8**

[1] From January 1, 2003, excluding gas trading and large customer sales due to the transfer to EconGas.

Gas sales volumes


2,000
1,500
1,000
500
m m³
1,336.1
1,321.8
21.6
1,300.3
1,895.3
596.2
1,299.1
1,071.6
166.2
905.4
715.9
54.6
661.2
1999/00
2000/01
2001/02
2002/03[1]
2003/04[1]
Wholesale
Sales to end customers

[1] From January 1, 2003, excluding gas trading and large customer sales due to the transfer to EconGas.

Development of the main investments in the gas segment

- **Rohöl-Aufsuchungs-AG**

RAG shows positive development

EVN has a 30% indirect shareholding in Rohöl-Aufsuchungs-AG (RAG), Austria's second largest oil and natural gas production and gas storage company. RAG was able to continue its satisfactory development during 2003, the period of relevance to EVN's 2003/04 financial year, and EVN's share of RAG dividends amounted to EUR 14.7 m.

- **EconGas**

EconGas continues to be highly successful

EVN has a 15.7% stake in EconGas, the joint EnergieAllianz partner, OÖF and OMV subsidiary. EconGas, which has a staff of only around 60 and the very latest infrastructure, combines the activities and know-how of all the partner companies in the areas of gas trading and large customer sales. In 2003/04, the second year of its existence, the company was able to raise its profit by 30% to EUR 32.8 m, while the volumes sold rose by 10% to 6.6 bn m^3. EconGas is included in the EVN consolidated financial statements at equity and in 2003/04 contributed EUR 4.8 m to results.

- **Burgenland Holding AG/BEGAS**

BEGAS puts in a solid performance

On the balance sheet date, EVN had a 69.05% holding in Burgenland Holding AG. In turn, Burgenland Holding owns 49% of the shares in BEGAS – Burgenländische Erdgasversorgungs-AG. BEGAS is part of the EnergieAllianz and with a share of 2.6% also a shareholder in EconGas. BEGAS supplies around 41,000 customers in Burgenland with natural gas. In 2002/03, BEGAS gas sales volumes amounted to 171 m m^3 and sales revenues totalled EUR 47 m. BEGAS is included in the EVN consolidated financial statements at equity and in 2003/04 contributed EUR 1.2 m to the result.

- **Kögáz**

EVN owns a joint holding with E.ON Hungaria of around 62% in the south-western Hungarian gas supply company Kögáz (Középdunántúli Gázszolgáltató Rt.). Kögáz supplies over 277,000 end customers with natural gas. In 2003, the period of relevance to EVN reporting, Kögáz sold 858 m m^3 of gas. The dividend to EVN totalled EUR 0.8 m.

Investments

Network enlargement

During the 2003/04 financial year, EVN investment in the gas sector amounted to a total of EUR 24.6 m. Projects primarily involved the further expansion and compaction of the existing networks in Lower Austria. Moreover, during the period under review, EVN also increased the size of its clientele.

Outlook

Tightening of the existing network

In the coming years, EVN will focus increasingly on the tightening of its existing gas network. Moreover, in view of the complete opening up of the market, a further increase in competition can be anticipated.

Gas purchasing prices continue to rise

As a result of the contractual linkage to the oil price, gas purchasing prices will continue to rise even after the period under review with a time lag of three to six months. With this in view, an adjustment in sales prices in this segment was unavoidable. Following an initial increase by some 2.5% in October 2004, a further rise of about 2.4% will follow in January 2005.

Water

During recent financial years, water has developed into an important EVN Group business segment. On the one hand, it incorporates ongoing activities in the area of the regional supply of Lower Austria with drinking water (evn wasser), while on the other, it includes international project business relating to drinking water and wastewater plants in the CEE states (WTE Group).

Supply of 563 municipalities in Lower Austria

evn wasser

With the acquisition of evn wasser in 2001, EVN was able to markedly expand its portfolio in the public services sector and thus further enhance its profile as a multi-service utility. At the same time, possibilities were opened up for the exploitation of synergies.

As a supra-regional water supplier in Lower Austria, evn wasser indirectly supplies around 468,000 inhabitants, or about one-third of the province's population, with drinking water. The company has 16 supply areas and 75 reservoirs with a storage volume of 197,000 m^3, as well as a 1,450 km supply network. During the past year, the number of customers and municipalities supplied by evn wasser again increased. 563 municipalities now number among evn wasser's customers. 303 hectares of well conservation land with some 85 wells secure the high quality of the water supplied by evn wasser, which via water rights, has access to a volume of around 2,300 l/sec.

Successful niche player in water and wastewater business

WTE Group

For EVN, the take-over of WTE Wassertechnik GmbH (WTE), which took effect on October 1, 2003, represented a decisive step in the process of water business expansion. WTE is a leading European supplier of services in the area of drinking water and wastewater treatment. The company plans, builds, finances and operates municipal and industrial water and wastewater installations and with this range, is highly successful in the European market. As a specialist in the field of medium-sized projects (up to approx. 1 m inhabitants) and a partner to local authorities and industry, WTE has established an excellent position in Austria, Germany and the high-potential CEE markets. At present, WTE has locations in both Austria and eleven other EU and CEE states and has already completed 70 wastewater plants for around 8.5 m people. Of these 70 plants, 13 are also managed by WTE.

Water segment key indicators

	2003/04	2002/03	Change	
	EUR m	EUR m	EUR m	%
Segment sales revenues	118.3	20.6	97.7	–
thereof evn wasser	19.4	20.6	–1.2	–5.7
thereof WTE Group	98.9	–	98.9	–
EBITDA	28.7	10.5	18.2	–
EBIT	10.2	4.1	6.1	–
EBIT including result at equity	8.9	4.1	4.8	–
Investments	2.4	3.7	–1.3	–35.9

Overview of segment development in 2003/04

Due to the initial inclusion of the WTE Group, water segment sales revenues multiplied to EUR 118.3 m. WTE provided EUR 98.9 m of this figure. The operating result of the segment also more than doubled to EUR 10.2 m, although this figure was negatively affected by depreciation on goodwill and intangible assets.

Stable sales development

Slight fall following the hot summer of 2003

Due to the somewhat less favourable weather conditions during the period under report, in 2003/04 evn wasser was unable to emulate the record sales level of last year. However, if the figures for several years are considered, at 23.5 m m^3 the sales volume in the period under review corresponded with the long-term trend.

Water sales volumes

	2003/04	2002/03	Change	
	m m^3	m m^3	m m^3	%
Total water sales volumes	**23.5**	**25.8**	**–2.3**	**–8.9**

Water sales volumes


30
25
20
15
10
5
m m³
23.9
23.2
23.8
25.8
23.5
1999/00
2000/01
2001/02
2002/03
2003/04

Investments in continuous business expansion

Enlargement of direct supply to end customers

evn wasser invested around EUR 2.4 m during the 2003/04 financial year. This resulted in marked expansion of both water business and wastewater activities. Investment focused on the installation of transport pipelines for the connection of new municipalities, the completion and management of local networks for the direct supply of end customers and initial wastewater treatment plants.

Attractive international projects

The probity of the take-over of the WTE Group at the beginning of October 2003 was confirmed during the period under review by a series of attractive new projects. All in all, 2003/04 was a highly successful year for the WTE Group.

Drinking water plant for Moscow

Following the completion of two wastewater plants in Moscow, WTE started on another very interesting project in the Russian capital with a drinking water plant for a million inhabitants. The project, which involves total investment of EUR 190 m, was launched in mid-October 2003. Following the securing of the project finance for the water plant, construction work has already commenced. With the support of government guarantees, EUR 142 m were raised via loans.

Wastewater plant in Zagreb

The second, major, international project completed during the period under review went into punctual operation on April 1, 2004. This order involved the initial extension phase of the central wastewater treatment plant in the Croatian capital, Zagreb, which was built by WTE in a joint venture. The project involves plant planning, turn key completion, extensive infrastructure measures, financing and operation over a period of 28 years, and was won by the joint venture in mid-December 2000 following an international invitation to tender. The Zagreb plant has an investment volume of over EUR 200 m and following the start-up of mechanical cleaning, during the period under review, WTE started the second plant expansion phase.

Numerous projects in Germany

During the period under review, WTE made decisive progress with a significant wastewater project at Windeck in North Rhine-Westphalia and was able to achieve the planned sales volume in full. All four of the wastewater treatment plants taken over were redesigned and at the same time, WTE laid some 60 km of new sewers. Following the completion of a plant at the Langnese-Iglo industrial complex in Heppenheim (Germany), WTE assumed the management for a period of 14 years. Moreover, the management agreement for the Altenburg wastewater plant, which with 100,000 PE is the largest project of its type in the new German federal states, was extended for another ten years up to November 2013.

Wastewater treatment plant for Szczecin (Stettin)

During the period under review, WTE received contracts for the wastewater plants in Lublin and Halemba, which are both being funded by the EU (ISPA). Subsequently, in September 2004, WTE was able to capture a third order in Poland with the receipt of a contract for the completion of a wastewater plant with sludge incineration for the city of Szczecin (Stettin).

Outlook

evn wasser: investments in the drinking water and wastewater areas

In the coming years, evn wasser will concentrate mainly on increasing both the security and quality of its water supplies to the Lower Austrian population. In order to achieve these objectives, the company will push ahead with the supply of new municipalities and also improvements in well conservation areas. The increase in business volume foreseen for the future in both the drinking water and wastewater areas will lead to an intensification of evn wasser investment activities in both sectors. In total, evn wasser intends to spend an investment volume of EUR 56 m by 2009.

WTE: positive perspectives

With its range of environmental services, WTE is set to continue to participate in the dynamic developments in the water markets in Austria, Germany and the high-potential markets of the CEE states. The company's proven role as a specialist and competent partner to local government and industry provides a solid platform for further consolidation of the Group's already strong position. Accordingly, WTE is currently involved in negotiations concerning a range of projects in the new EU states.

Heating, waste incineration and other services

Heating

EVN sells heat to private and business customers. The heat is produced in district heating, local heating and cogeneration plants. EVN heat generation is largely based on natural gas, as well as the bleeding of waste heat from the Group's thermal power stations. Since 1993, EVN has also placed an increasing focus on heat production using biomass and today, is Austria's largest supplier of heating from this source.

At present, EVN supplies around 30,700 heat customers.

Waste incineration

The new waste incineration business area constitutes an ideal supplement to EVN energy production. The starting-point for EVN activities in this area is provided by the close connection between waste incineration and the energy conversion process in thermal power stations. EVN is active in this area in Lower Austria with its own incineration plant, which is located adjacent to the Dürnrohr power station, as well as being involved in international business with the planning, financing, building and operational management of such capacity.

Telecommunications

Apart from facility management, consulting and engineering, above all, the other services area includes EVN's activities in the telecommunications sector.

Heating, waste incineration and other services segment key indicators

	2003/04	2002/03	Change	
	EUR m	EUR m	EUR m	%
Segment sales revenues	139.5	110.4	29.1	26.4
thereof heating	55.7	32.5	23.3	71.7
thereof waste incineration	32.5	–	32.5	–
thereof other services	51.3	77.9	–26.6	–34.1
EBITDA	44.4	16.2	28.1	173.1
EBIT	1.2	–6.9	8.0	116.9
EBIT including result at equity	1.5	–6.7	8.1	122.1
Investments	34.3	83.3	–49.0	–58.9

Overview of segment development in 2003/04

Sales in this segment increased by 26.4% to EUR 139.5 m, largely as a result of the commencement of full-scale operations at the AVN waste incineration plant. However, value adjustments in the heating sector, as well as for EVN's data transmission networks placed a burden on the operating result, which improved nonetheless from minus EUR 6.9 m to EUR 1.2 m.

Heat generation

Increased use of biomass

The share of heat produced on the basis of biomass and thermal power station bleeding in the overall EVN sales volume continued to show an upward trend. The main reasons were a tangible increase in sales within the existing biomass district heating networks, the positive progress made with the enlargement of the district heating network in Krems, as well as the switch of numerous local heating plants to biomass.

Heating sales volumes continue to show upward trend

The steady growth in heating customer numbers during 2003/04 was the main reason behind the 10.3% rise in heating sales volumes over last year to 967.4 GWh.

Cost-related price adjustments

The increase in the Austrian levy on natural gas as of January 1, 2004 led to an adjustment of the sales price for heating during the period under review. At the same time, the price rises for natural gas and furnace fuel oil also resulted in a corresponding price increase.

Heating sales volumes

	2003/04	2002/03	Change	
	GWh	GWh	GWh	%
Total heating sales volumes	**967.4**	**876.7**	**90.7**	**10.3**

Heating sales volumes


1,000
800
600
400
200
GWh
711.7
721.3
785.9
876.7
967.4
1999/00
2000/01
2001/02
2002/03
2003/04

Investments in ongoing expansion

Local heating and biomass business expansion

The dynamic growth in EVN heating business was reflected by investment of EUR 17.2 m in the 2003/04 financial year. An important focal point was once again the local heating business area, where EVN was able to put into operation 80 new plants using natural gas, oil or biomass firing. The supply of district heating on the basis of biomass was similarly successful and three new projects in this area made decisive progress in the period under review. In addition, during the 2003/04 financial year, EVN launched a large-scale investment project in the heating area with the comprehensive refurbishing of the Mödling district heating plant.

Outlook

High growth rates maintained

On the platform of the existing district heating networks in many of Lower Austria's towns, EVN anticipates a continuation of sustained expansion in the heating business area due to the connection of additional customers. The conditions in Lower Austria for further expansion in the heating generation area on the basis of biomass or power station bleeding continue to be favourable. Concurrently, EVN is planning the construction of biomass-fired, combined cycle heat and power plants in the Lower Austrian industrial region. The intention is to facilitate the supply of the existing district heating networks, which at present use natural gas, with an additional energy source.

Waste incineration

Waste incineration is steadily developing into a valuable additional business area for the sustained development of EVN Group results. Two projects were of decisive significance in this connection during the period under review.

Dürnrohr waste incineration plant

Full operation since 2004

AVN, a fully owned EVN subsidiary, operates Austria's largest and most modern waste incineration plant, which is located adjacent to EVN's coal-/gas-fired power station in Dürnrohr. After ten years of design, planning, environmental compatibility audits and construction, the plant has been in full operation since January 1, 2004, handling the household and bulk refuse from many Lower Austrian boroughs, as well as commercial and industrial waste from private disposal companies. All in all, during the period from October 2003 – September 2004, the plant dealt with 307,000 t of waste and thus met its planned target in full.

First and foremost, the plant design has two globally unique features, which from the outset aroused the interest of visitors from both Austria and abroad:

Integrated energy system with a power station

- The use of all the energy contained in waste by means of an innovative, integrated energy system is globally unique. This involves the conversion of the steam generated during waste incineration into electricity in the neighbouring Dürnrohr power station. This saves fossil fuels and also results in a corresponding reduction in emissions. At full capacity, the waste incineration plant feeds around 120 t of steam per hour to the power station for electricity generation.

Innovative logistics

- The innovative logistics concept is also unusual. 90% of the waste is delivered by rail in special containers and the removal of residues takes place entirely by train. The only waste delivered directly to the plant by garbage truck is that from households in the immediate vicinity. This method cuts the volume of road transport and the related emissions to a minimum.

Redesign of a waste incineration plant in Moscow

Use of "Waste-to-Energy" know-how

An interesting follow-up project to the AVN plant in Dürnrohr was obtained by EVN shortly after start-up in the form of a major order from Moscow. Following an international tendering process, the company emerged as the best bidder and was awarded the contract for the completion and operational management of a waste incineration plant for the Russian capital. The plant is designed to handle 330,000 t of waste per year and should go into operation in the summer of 2007 on the site of an existing plant ("Waste Incineration Plant No. 3"). Construction work is due to commence at the beginning of 2005 and will involve an investment of around EUR 175 m, which will be provided by project financing. Subsequently, EVN will operate the plant until 2019, after which it will become the property of the city of Moscow.

Outlook

Due to the contractually secured use of capacity from January 1, 2004, the AVN plant in Dürnrohr was already able to make a positive contribution to results during its first year of operation. On the basis of delivery contracts, around 330,000 t of waste will be incinerated in the 2004/05 financial year. In addition, technical and organisational fine-tuning will represent a major focus for AVN in the coming year.

Positive prospects for further projects

At the same time, further efforts will be made to utilise the know-how gathered during the realisation of the Dürnrohr plant. The globally unique concept, comprised of ecologically optimised waste treatment with an integrated energy system and railway transport has met with great international interest and thus offers excellent prerequisites for a transfer to further additional projects. A range of potential projects, particularly in the new EU member states, have already been presented to EVN, or are in the planning phase.

Telephony, data transmission, cable TV, Internet

Since the mid-1990s, EVN has been involved in the areas of telephony, data transmission, cable TV and Internet on the basis of its highly developed communications infrastructure.

kabelsignal

Broadband range

kabelsignal, a fully owned EVN subsidiary, is the largest cable TV company in Lower Austria. During the period under review, kabelsignal was able to increase the number of its TV customers by approximately 3% to around 64,000, and its Internet clientele by about 35% to over 23,000.

nökom

Telecommunications network of the Lower Austrian provincial administration

For a number of years, EVN has been successfully operating the modern telecommunications network of the Lower Austrian provincial administration via its subsidiary NÖKOM NÖ Telekom Service GmbH. EVN and the Province of Lower Austria both hold a 50% interest in this company. This network guarantees state-of-the-art voice and data communications between the Lower Austrian government, local government offices and their branches.

Successful realisation of "wavenet"

nökom was able to make highly satisfactory progress with the realisation of a broadband data network throughout Lower Austria, which was commissioned by the provincial government following an international invitation to tender. Under the name "wavenet", an efficient data highway is being established on the basis of radio transmission. Particularly in the structurally weak areas of Lower Austria, the highway will provide powerful technological impetus and thus erase competitive disadvantages. Following the completion of the necessary preparations, the network rollout in 1,000 selected areas of population is already in progress. In the meantime, around half of the areas foreseen have already come online.

UTA

As of the balance sheet date, EVN had a 13.7% interest in UTA Telekom AG (UTA). This stake was held indirectly via Vereinigte Telekom Österreich Beteiligungs GmbH (VTÖB), the joint telecom holding of the Austrian regional electricity companies. These had a 75% minus one share holding in UTA, the remaining stock being owned by the Raiffeisen Group.

Second largest telecommunications provider

Against the backdrop of sustained consolidation in the Austrian telecommunications market and a generally difficult economic situation, during the period under review, UTA, the second largest national telecommunications provider, succeeded in further consolidating its position as a comprehensive supplier of telephony, Internet, telecommunications and e-business services in the SME sector.

Interest sold to Tele2

The VTÖB investment was divested in October 2004 in the course of the complete sale of UTA to the Swedish company, Tele2. The regional energy companies also reached an agreement with Tele2 concerning the long-term use of the telecom infrastructure.

"20°C below zero…

… is not unusual in Moscow. However, with our new waste incineration plant, we are set to produce a great deal of heat. In the meantime, I have settled down in Moscow as the project will take several years. At the moment, we are preparing the construction work and from the summer of 2007, the new plant should handle some 330,000 t of household waste annually."

Wolfgang Vitovec, AVN project manager, currently in Moscow



Consolidated Financial Statements according to IFRS

Reporting according to International Financial Reporting Standards

These EVN financial statements were prepared in accordance with the current, obligatory version of the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Pursuant to Austrian business regulations (§ 245a Austrian Commercial Code/Austrian GAAP), these financial statements legally replace consolidated financial statements and a management report in line with national accounting standards. The fully consolidated companies included in the consolidated financial statements are subject to uniform accounting and valuation principles.

Differences between IFRS and Austrian accounting regulations

The IFRS and Austrian GAAP accounting regulations are partially subject to differing basic principles. While accounting pursuant to the Austrian GAAP focuses on the concept of prudence and the protection of creditors, IFRS accounting lays greater emphasis on the provision of information of relevance to investor decisions.

- **Balance sheet structure**
  In line with IFRS, the balance sheet is structured in accordance with dates of maturity. Deferred items are reallocated to the other receivables and other liabilities.

- **Tangible and intangible assets**
  From the Austrian GAAP point of view, the periods of depreciation and useful life are characterised by the prudence concept. The IFRS stipulate a continual examination of actual useful life, which is the reason for the tendency towards longer useful life periods in the course of IFRS accounting. In order to establish a potential up- or downside revaluation, an impairment test must be completed in accordance with IAS 36.

- **Inventories**
  Inventory adjustments due to a fall in the market price are only completed when carrying values are not covered by the sales price.

- **Financial instruments**
  In accordance with IAS 39, financial instruments are defined as contracts, which are reported by one company as a financial asset and by the other partner as a debt. On the assets side, the original financial instruments consist of financial assets, receivables and liquid funds. On the equity and liabilities side, they comprise liabilities. Swaps, options, futures and structured products also number among the derivative financial instruments. The IFRS divides the financial instruments into four categories.

  Financial assets held for trading serve the attainment of a profit from short-term exchange rate fluctuations. Derivatives are always classified as trading instruments, unless the hedge accounting regulations are applied. Valuation takes place at market value and value changes are reported as a profit or loss. Swaps are regarded as other receivables or financial liabilities. Conversely, under Austrian accounting regulations, only swap-related interest deferrals and pre-paid expenses are booked. Provisions are formed for negative market values. Positive market values from profits not taken are not reported. Fixed or determinable payments and a defined expiry date designate assets, which are held to maturity. Loans and receivables originated by the enterprise and not held for trading derive from the provision of money, goods or services. The investments available for sale category includes securities, which are held for an undetermined period. Valuation takes place at market value and in line with IAS 39, value changes are reported under equity in the valuation reserve as profit neutral.

- **Receivables and liabilities**
  Receivables are divided into those with a period to maturity of up to one year and those with a period of longer than one year. Liabilities are divided into those with a period to maturity of up to one year, of one to five years and longer than five years.

- **Capital reserves**
  According to IFRS, the funding costs in the case of emissions are to be deducted from the capital reserves, while pursuant to Austrian accounting regulations, they are recognised as an expense.

- **Foreign currency liabilities**
  Valuation takes place in accordance with the reporting date without taking historical costs into account. Therefore, every exchange rate fluctuation is immediately recognised as a profit or loss.

- **Personnel provisions**
  Personnel provisions (provisions for pensions and similar obligations, severance payments and long-service bonuses) are made using the projected unit credit method. The interest rate is calculated according to the current long-term interest rate in the capital markets at the balance sheet date. Future increases in remuneration up to the expected date of retirement are accounted for. Therefore, the provision increases more rapidly during the accrual phase than is the case when the premium level method stipulated under Austrian commercial law is applied. Due to a ruling by the Senate for Commercial Law and Auditing that reporting of social capital according to IAS 19 represents an actuarial evaluation in line with § 211, Section 2 Austrian GAAP, financial statements prepared within the EVN Group according to Austrian law now also employ the same methods of calculation and parameters as those contained in the IFRS.

- **Deferred taxation**
  The taxation effect of the temporary differences between the balance sheet according to Austrian tax law and the IFRS balance sheet is shown by the reporting of asset and liability side deferred taxes. Deferred tax assets are created for taxation losses where the probability of realisation of the tax advantage exists. By contrast, Austrian tax law offers a capitalisation option for asset side tax deferrals.

- **Other provisions**
  Pursuant to the IFRS, the reporting of provisions is based on differing criteria relating to the fundamental payment obligation and the likelihood of it being paid. According to IFRS, the reported value must assume the highest level of probability and not, as under Austrian law, the value established according to the principle of commercial prudence. A fund outflow probability of over 50% is assumed as a criterion in this connection. Expenditure provisions are required under Austrian law, but excluded by the IFRS.

- **Supplementary reporting obligation**
  The IFRS demand more detailed disclosures in the notes concerning the items contained in the balance sheet, income statement, cash flow statement and changes in equity, in order to ensure that the financial statements present a true and fair view of the company. In addition further information must be provided concerning special business segments, associated companies and derivative financial instruments, which is not required under Austrian commercial law.

Balance sheet

	Note[1]	**30.9.2004** TEUR	30.9.2003 TEUR
Assets			
Fixed assets			
Tangible assets	▶13	1,592,768.2	1,590,313.7
Intangible assets	▶14	124,853.3	69,693.2
Associated companies at equity	▶15	217,781.1	198,224.7
Other investments	▶16	714,902.1	418,489.3
Other fixed assets	▶17	274,705.7	104,566.7
		2,925,010.4	**2,381,287.5**
Current assets			
Inventories	▶18	64,987.5	20,609.8
Receivables and other current assets	▶19	252,567.1	289,458.5
Cash and current deposits	▶20	489,402.5	302,445.9
		806,957.0	**612,514.2**
Total assets		**3,731,967.4**	**2,993,801.7**
Equity and liabilities			
Equity			
Share capital	▶21	99,069.4	91,072.4
Capital reserves	▶22	309,361.9	186,789.5
Retained earnings	▶23	965,284.9	875,723.4
Valuation reserve according to IAS 39	▶24	159,514.0	–15,459.7
Currency translation differences	▶25	–419.9	–633.7
Minority interests	▶26	22,857.9	22,669.8
		1,555,668.0	**1,160,161.6**
Long-term liabilities			
Long-term debt	▶27	1,017,154.4	733,990.2
Deferred tax	▶28	128,987.3	68,156.8
Long-term provisions	▶29	388,308.5	395,997.2
Deferred income from customer payments for network construction	▶30	190,117.3	177,338.5
Other long-term liabilities	▶31	51,981.5	38,064.9
		1,776,549.0	**1,413,547.6**
Current liabilities			
Short-term loans	▶32	1,314.4	6,634.7
Taxes payable	▶33	61,667.5	97,119.1
Trade accounts payable	▶34	96,860.9	89,606.0
Current provisions	▶35	107,177.5	128,237.5
Other current liabilities	▶36	132,730.0	98,495.2
		399,750.4	**420,092.5**
Total equity and liabilities		**3,731,967.4**	**2,993,801.7**

[1] The notes are an integral part of the financial statements.

Income statement

	Note[1]	**2003/04** TEUR	2002/03 TEUR
Sales revenues	►37	**1,207,325.4**	**1,082,094.2**
Changes in inventories and work performed and capitalised	►38	1,796.1	18,612.7
Other operating income	►39	36,368.7	34,602.7
Cost of materials and services	►40	–662,315.6	–650,036.7
Personnel expenses	►41	–200,466.8	–190,071.0
Depreciation	►42	–182,974.1	–124,979.7
Other operating expenses	►43	–85,126.4	–67,690.6
Operating result (EBIT)	►44	**114,607.3**	**102,531.5**
Result from associated companies at equity	►45	29,982.1	16,115.2
Result from other investments	►46	22,413.4	–1,495.5
Interest and other financial result	►47	–31,070.3	28,223.5
Financial result		**21,325.2**	**42,843.3**
Result before tax	►48	**135,932.5**	**145,374.8**
Taxes on profit	►49	–17,510.3	–41,785.5
Result after tax		**118,422.2**	**103,589.2**
Minority interests	►50	–987.9	–1,018.0
Group net result	►51	**117,434.3**	**102,571.2**
Earnings per share in EUR	►52	3.08	2.73
Dividend per share in EUR		0.95[2]	0.75

1) *The notes are an integral part of the financial statements.*
2) Proposal to the Annual General Meeting.

Cash flow statement

	2003/04 TEUR	2002/03 TEUR
Result before tax	**135,932.5**	**145,374.8**
+ depreciation/– writing up of fixed assets	159,555.7	130,402.4
– write-back of deferred income from customer payments for network construction	–14,783.8	–13,670.7
– gains/+ losses from foreign currency valuations	–8,740.9	–6,502.0
– gains/+ losses from the disposal of fixed assets from investment activities	–504.4	–6,403.6
+ increase/– decrease in long-term provisions	–9,937.3	–33,386.5
Cash flow from the result	**261,521.7**	**215,814.3**
– increase/+ decrease in short-term inventories and short-term receivables	65,733.1	–24,246.8
+ Increase/– decrease in short-term provisions	–24,834.4	3,689.6
+ Increase/– decrease in trade accounts payable and other liabilities	–41,861.7	34,845.4
– payments for taxes on profits	–17,956.3	–16,923.9
Cash flow from operating activities	**242,602.4**	**213,178.6**
+ proceeds from the disposal of tangible and intangible assets	2,257.8	16,852.6
– payments for additions to tangible and intangible assets	–135,198.3	–218,713.2
+ proceeds from the disposal of/– payments for additions to the long-term financial assets	–137,470.2	81,436.8
+ proceeds from the disposal of/– payments for additions to the short-term financial assets	–283,278.1[1]	–44,452.8[2]
Cash flow from investment activities	**–553,688.8**	**–164,876.6**
– dividend for the preceding year	–28,186.1	–26,307.0
+ capital increase	130,569.4	–
+ Increase/– decrease in financial liabilities	173,074.9	62,870.1
Cash flow from financing activities	**275,458.2**	**36,563.0**
Total cash flow	**–35,628.2**	**84,865.1**
Changes in cash and cash equivalents[3]		
Cash and cash equivalents at the beginning of the period	230,617.0	143,360.9
Changes in the scope of consolidation	3,011.8	2,391.0
Regrouping of securities from liquidity funds to financial investments	–133,205.0[1]	–
Cash and cash equivalents at the end of the period	64,795.7	230,617.0
Total cash flow	**–35,628.2**	**84,865.1**

[1] In the 2003/04 financial year, additions to the securities are reported under this item, which are used for the investment of surplus liquidity, but do not meet the IFRS criteria for reporting as cash equivalents.

[2] As changes to the securities are now reported under the financial investments, the figures for the previous year have been adjusted accordingly.

[3] Please see note ►53

Changes in equity

TEUR	Share capital	Capital reserves	Retained earnings	Valuation reserve according to IAS 39	Currency translation differences	Minority interests	Total
Balance 30.9.2002	**91,072.4**	**186,789.5**	**798,176.2**	**–34,922.4**	**–**	**23,613.1**	**1,064,728.8**
Dividends 2001/02	–	–	–26,307.0	–	–	–980.0	–27,287.0
Group net result 2002/03	–	–	102,571.2	–	–	1,018.0	103,589.2
Profit-neutral changes to the value of financial instruments	–	–	–	19,462.7	–	–	19,462.7
Currency translation	–	–	–	–	–633.7	–	–633.7
Changes in the scope of consolidation	–	–	1,283.0	–	–	–981.3	301.6
Balance 30.9.2003	**91,072.4**	**186,789.5**	**875,723.4**	**–15,459.7**	**–633.7**	**22,669.8**	**1,160,161.6**
Dividends 2002/03	–	–	–28,186.1	–	–	–947.0	–29,133.1
Capital increase	7,997.0	122,572.4	–	–	–	460.5	131,029.9
Group net result 2003/04	–	–	117,434.3[1]	–	–	987.9	118,422.2
Profit-neutral changes to the value of financial instruments	–	–	–	174,973.6	–	–	174,973.6
Currency translation	–	–	–	–	213.8	–	213.8
Changes in the scope of consolidation	–	–	313.3	–	–	–313.3	–
Balance 30.9.2004	**99,069.4**	**309,361.9**	**965,284.9**	**159,514.0**	**–419.9**	**22,857.9**	**1,555,668.0**

[1] A proposal will be made to the Annual General Meeting that a dividend of EUR 0.95 per share be distributed from the result.

EVN Group investments

1. EVN AG investments in the energy sector ≥ 20% as at September 30, 2004

Company, registered offices	Shareholder	Interest %	Currency	Shareholders' equity Tsd	Last year's result Tsd	Balance sheet date	Method of consolidation
AUSTRIA FERNGAS Gesellschaft m.b.H., Vienna	EVN	23.75	EUR	4,593	1,550	31.12.2003	N
Burgenland Holding AG ("BHAG"), Eisenstadt	EVN	69.05	EUR	72,389	3,210	30.09.2004	F
Burgenländische Elektrizitätswirtschafts-AG (BEWAG), Eisenstadt	BHAG	49.00	EUR	164,542	20,206	30.09.2003	E
BEGAS – Burgenländische Erdgasversorgungs-AG, Eisenstadt	BHAG	49.00	EUR	47,301	3,062	30.09.2003	E
e&t Energie Handelsgesellschaft m.b.H., Vienna	EVN	31.50	EUR	1,096	221	30.09.2004	E
ENERGIEALLIANZ Austria GmbH ("EAA"), Vienna	EVN	31.50	EUR	2,698	592	30.09.2004	P
Energy Balancing AG, Vienna	EVN	25.00	EUR	23	18	31.12.2003	N
EVN Energievertrieb GmbH & Co KG, Maria Enzersdorf	EVN	100.00	EUR	40,527	32,801	30.09.2004	P
evn naturkraft Erzeugungs- und Verteilungs GmbH, Maria Enzersdorf	EVN	100.00	EUR	53	4	31.12.2003	N
evn naturkraft Erzeugungs- und Verteilungs GmbH & Co KG, Maria Enzersdorf	EVN	100.00	EUR	18,228	3,693	30.09.2004	F
Energie Raum Mur Errichtungs- und Betriebs GmbH, Graz[1]	WTK	50.00	EUR	–	–	–	E
IN-ER Erömü Kft., Nagykanizsa, Hungary	EVN	70.00	HUF	521,573	736	31.12.2003	N
KÖGAZ Középdunántúli Gázszolgáltató Rt., Nagykanizsa, Hungary	EVN	31.23	HUF	16,561,224	835,309	31.12.2003	E
Kraftwerk Nussdorf Errichtungs- und Betriebs GmbH, Vienna[1]	evn naturkraft	33.33	EUR	–	–	–	N
Kraftwerk Nussdorf Errichtungs- und Betriebs GmbH & Co KG, Vienna[1]	evn naturkraft	33.33	EUR	–	–	–	E
Naturkraft Energievertriebsgesellschaft m.b.H., Vienna	EAA	100.00	EUR	627	3	30.09.2004	P
RAG-Beteiligungs-AG, Maria Enzersdorf	EVN	40.00	EUR	87,123	36,697	30.06.2004	E
Switch Energievertriebsgesellschaft m.b.H., Vienna	EAA	100.00	EUR	204	19	30.09.2004	P
Toplak Gesellschaft m.b.H., Breitenfurt	EVN	40.00	EUR	70	–456	31.10.2003	E
Wasserkraftwerke Trieb und Krieglach GmbH ("WTK"), Maria Enzersdorf	evn naturkraft	70.00	EUR	1,436	–99	30.09.2004	F

F Fully consolidated company (subsidiary)
P Pro rata consolidated company
E Company consolidated at equity (associated company)
N Not consolidated

1) The company was newly founded in the past financial year and therefore did not produce any financial statements.

2. Other major EVN AG investments in the energy sector as at September 30, 2004

Company, registered offices	Shareholder	Interest %	Currency	Shareholders' equity Tsd	Last year's result Tsd	Balance sheet date	Method of consolidation
EconGas GmbH, Vienna	EVN	15.70	EUR	48,191	32,786	31.03.2004	E
Energie AG Oberösterreich, Linz	EVN	9.33	EUR	504,502	28,521	30.09.2003	N
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund), Vienna	EVN	12.50	EUR	1,437,603	217,613	31.12.2003	N

E Company consolidated at equity (associated company)
N Not consolidated

3. EVN AG investments in other core business related sectors ≥ 20% as at September 30, 2004

Company, registered offices	Shareholder	Interest %	Currency	Shareholders' equity Tsd	Last year's result Tsd	Balance sheet date	Method of consolidation
ABeG Abwasserbetriebsgesellschaft mbH, Offenbach am Main, Germany	WTE Essen	49.00	EUR	181	44	30.09.2004	N
ALLPLAN Gesellschaft m.b.H., Vienna	Utilitas	50.00	EUR	560	–57	31.12.2003	E
ARGE Coop Telekom, Maria Enzersdorf	GrafoTech	50.00	EUR	62	85	30.09.2004	E
ARGE Scan4Tech, Maria Enzersdorf	GrafoTech	50.00	EUR	26	–9	30.09.2004	E
AVN Abfallverwertung NÖ GmbH, Maria Enzersdorf[1)]	AVN Holding	100.00	EUR	181	–860	30.09.2004	F
AVN Holding und Betriebs GmbH, Maria Enzersdorf[2)]	EVN	100.00	EUR	3,792	123	30.09.2004	F
BioBalance A/S, Birkerod, Denmark	WTE Essen	100.00	DKK	2,790	13	30.09.2004	F
BioBalance Baltic UAB, Kaunas, Lithuania	BioBalance	100.00	LTL	89	89	31.12.2003	N
Cista Dolina – SHW Komunalno podjetje d.o.o., Kranjska Gora, Slovenia	WTE Betrieb	100.00	SIT	3,397	606	31.12.2003	N
DTV Rt., Dunavarsány, Hungary	evn wasser	51.00	HUF	315.503	20.183	31.12.2003	N
Ernst Hora Elektroinstallationen Gesellschaft m.b.H., Vienna	teletech	100.00	EUR	39	–57	31.12.2003	N
EVN Energievertrieb GmbH ("EVN Vertrieb"), Maria Enzersdorf	EVN	100.00	EUR	89,033	–	30.09.2004	F
EVN Finanzmanagement und Vermietungs-GmbH ("EVN FM"), Maria Enzersdorf[3)]	EVN	100.00	EUR	11,389	734	30.09.2004	F
EVN Finanzservice GmbH, Maria Enzersdorf[4)]	EVN FM	100.00	EUR	11,192	233	30.09.2004	F
EVN-Pensionskasse Aktiengesellschaft, Maria Enzersdorf	EVN	100.00	EUR	1,078	203	31.12.2003	N
EVN Projektgesellschaft Müllverbrennungsanlage Nr. 3 mbH ("EVN MVA3"), Maria Enzersdorf	AVN/AVN Holding	100.00	EUR	28	–7	30.09.2004	F
e&i EDV Dienstleistungsgesellschaft m.b.H., Vienna	EVN	50.00	EUR	1,641	–255	30.09.2004	E
evn wasser Gesellschaft m.b.H., Maria Enzersdorf	EVN/Utilitas	100.00	EUR	63,325	3,254	30.09.2004	F
EZO Gastronomie- und Servicegesellschaft m.b.H., Maria Enzersdorf	Utilitas	100.00	EUR	580	134	30.09.2004	F
GrafoTech Beratungs- und Planungsgesellschaft mbH & Co KG, Maria Enzersdorf	Utilitas	100.00	EUR	1,502	1,295	30.09.2004	F
GrafoTech Holding GmbH, Maria Enzersdorf	Utilitas	100.00	EUR	37	4	30.09.2004	F
Kabelsignal AG, Maria Enzersdorf[5)]	Utilitas	100.00	EUR	11,370	3,707	30.09.2004	F
Kabelsignal Melk GmbH, Maria Enzersdorf	Kabelsignal	100.00	EUR	55	21	30.09.2003	N
Kabelsignal Bruck/Leitha GmbH, Maria Enzersdorf	Kabelsignal	100.00	EUR	–58	23	31.12.2003	N
NOVUM Wassertechnik GmbH, Vienna	WTE Holding	100.00	EUR	1,342	2	31.12.2003	F
NÖKOM NÖ Telekom Service Gesellschaft m.b.H., Maria Enzersdorf	EVN	50.00	EUR	7,673	144	31.12.2003	E
OAO "EVN MSZ 3", Moscow, Russia[6)]	EVN MVA3	100.00	RUB	–	–	–	N
OAO "WTE Sud-West", Moscow, Russia	Süd-West	100.00	RUB	103	3	31.12.2003	N
R 138-Fonds – Miteigentumsspezialdachfonds in in- und ausländischen Fondsanteilscheinen, Vienna	EVN/evn naturkraft/NOVUM	100.00	EUR	68,565	4,925	30.09.2004	F
Saarberg Hölter Projektgesellschaft Süd Butowo mbH ("Süd Butowo"), Essen, Germany	WTE Essen	100.00	EUR	5,156	84	30.09.2004	F
SHW Hölter Wassertechnik Polska Sp.z.o.o., Warsaw, Poland	WTE Essen	100.00	PLN	–1,552	10	30.09.2004	F
SHW Hölter Projektgesellschaft Zelenograd mbH ("Zelenograd"), Essen, Germany	WTE Essen	100.00	EUR	10,534	6	30.09.2004	F
SHW Hölter Projektgesellschaft Slowenien mbH, Essen, Germany	WTE Essen	100.00	EUR	27	1	30.09.2004	F
SHW/RWE Umwelt Aqua Vodogradnja d.o.o., Zagreb, Croatia	WTE Essen	50.00	HRK	13,749	13,754	31.12.2003	N
SHW Projektgesellschaft Pskov mbH, Essen, Germany	WTE Essen	100.00	EUR	25	–	31.12.2003	N
teletech Facility Management Service GmbH, Vienna[7)]	Utilitas	100.00	EUR	772	265	30.09.2004	F
Utilitas Dienstleistungs- und Beteiligungs-GmbH, Maria Enzersdorf	EVN	100.00	EUR	28,833	2,138	30.09.2004	F

Company, registered offices	Share-holder	Interest %	Currency	Share-holders' equity Tsd	Last year's result Tsd	Balance sheet date	Method of con-solida-tion
V&C Kathodischer Korrosionsschutz Gesellschaft m.b.H., Pressbaum	Utilitas	100.00	EUR	356	59	31.03.2004	F
Wasserver- und Abwasserentsorgungsgesellschaft Märkische Schweiz mbh, Buckow, Germany	WTE Essen	49.00	EUR	528	16	31.12.2002	N
Wiental-Sammelkanal GmbH, Untertullnerbach	evn wasser	50.00	EUR	894	–2	31.12.2003	N
WTE Wassertechnik Holding und Betriebs-GmbH, Maria Enzersdorf	EVN Vertrieb	100.00	EUR	3,792	123	30.09.2004	F
WTE Wassertechnik Projektna druzba Bled d.o.o., Bled, Slovenia	WTE Essen	100.00	SIT	2,420	320	30.09.2004	F
WTE Projektna druzba Kranjska Gora d.o.o., Kranjska Gora, Slovenia[6]	WTE Essen	100.00	SIT	–	–	–	F
WTE Projektna druzba Lasko d.o.o., Lasko, Slovenia	WTE Essen	100.00	SIT	811	1,289	30.09.2004	F
WTE Projektgesellschaft Süd-West Wasser mbH ("Süd-West"), Essen, Germany	WTE Essen	100.00	EUR	16,265	–9	30.09.2004	F
WTE Betriebsgesellschaft mbH, Hecklingen, Germany	WTE Essen	100.00	EUR	511	–	30.09.2004	F
WTE Wassertechnik GmbH ("WTE Essen"), Essen, Germany	WTE Holding	100.00	EUR	53,169	5,151	30.09.2004	F
ZAO "STAER", Moscow, Russia	Süd Butowo	70.00	RUB	1,911	1,520	31.12.2003	N
ZAO "STAER-ZWK", Moscow, Russia	Zelenograd	70.00	RUB	2,416	2,250	31.12.2003	N
Zagrebacke Otpadne Vode d.o.o., Zagreb, Croatia	WTE Essen	48.50	HRK	96,898	–20,345	31.12.2003	E

F Fully consolidated company (subsidiary)
E Company consolidated at equity (associated company)
N Not consolidated

1) Derived from merger of AVN Abfallverwertung Niederösterreich Ges.m.b.H. with AVN Holding GmbH.
2) Formerly ZSV Holding GmbH.
3) Formerly AWB Abfall-Wirtschaft-Beteiligungs Gesellschaft m.b.H.
4) Formerly AWB-Con Abfall-Wirtschaft-Beteiligungs-Gesellschaft m.b.H.
5) Merger with Kabelsignal St. Pölten Gesellschaft m.b.H. and Kabelverbund Region St. Pölten Gesellschaft m.b.H.
6) The company was newly founded in the past financial year and therefore did not produce any financial statements.
7) Merger with Dianazentrum Realitäten GmbH.

Notes

General

EVN is a multi-service utility with registered offices at EVN Platz, A-2344 Maria Enzersdorf. The EVN consolidated financial statements for the 2003/04 financial year correspond with the current International Financial Reporting Standards (IFRS) and follow the interpretation of the International Financing Reporting Interpretations Committee (IFRIC, previously: Standing Interpretations Committee or SIC).

IAS 1, "Presentation of the Financial Statements" was employed in the December 2003 version.

These consolidated financial statements have been drawn up in accordance with the going-concern principle. The presentation and grouping of individual items in the balance sheet, the income statement, the cash flow statement, as well as the changes in equity, are based on the principle of materiality. Both the EVN accounts and the consolidated financial statements are prepared in euros (EUR). For the sake of clarity, all figures are given in thousands of euros (TEUR). There may be some slight mathematical differences due to the rounding up or down of individual items and percentages.

The accounting and valuation of the consolidated financial statements are based on uniform criteria.

Principles of consolidation

►1 Scope of consolidation

During the past financial year, twenty companies were fully consolidated for the first time: AVN Holding und Betriebs GmbH, BioBalance A/S, Dianazentrum Realitäten GmbH, EVN Projektgesellschaft Müllverbrennungsanlage Nr. 3 mbH, GrafoTech Holding GmbH, Kabelverbund Region St. Pölten Gesellschaft m.b.H., NOVUM Wassertechnik GmbH, R 138-Fonds, SHW Hölter Projektgesellschaft Slowenien mbH, Saarberg Hölter Projektgesellschaft Süd Butowo mbH, SHW Hölter Projektgesellschaft Zelenograd mbH, SHW Hölter Wassertechnik Polska Sp.z.o.o, Wasserkraftwerke Trieb und Krieglach GmbH, wavenet Internetdienstleistungs Ges.m.b.H., WTE Betriebsgesellschaft mbH, WTE Projektgesellschaft Süd-West Wasser mbH, WTE Projektna druzba Bled d.o.o., WTE Projektna druzba Kranjska Gora d.o.o., WTE Projektna druzba Lasko d.o.o. and WTE Wassertechnik GmbH.

V&C Kathodischer Korrosionsschutz Gesellschaft m.b.H., which had previously been consolidated at equity, was also fully consolidated for the first time.

Five fully consolidated companies were merged: AVN NÖ GmbH & Co KG merged with AVN Holding GmbH to form AVN Abfallverwertung NÖ GmbH, Dianazentraum Realitäten GmbH merged with teletech Facility Management Service GmbH, Kabelsignal St. Pölten GmbH and Kabelverbund Region St. Pölten Gesellschaft m.b.H. merged with Kabelsignal AG, and wavenet Internetdienstleistungs Ges.m.b.H. merged with EVN AG.

The consolidated financial statements of EnergieAllianz Austria GmbH are included on a pro rata basis. EVN AG has a 31.5% interest in the financial statements of the sub-group, comprised of EnergieAllianz Austria GmbH, Switch Energievertriebsgesellschaft m.b.H. and Naturkraft Energievertriebsgesellschaft m.b.H., and a 100% holding in EVN Energievertrieb GmbH & Co KG.

As a result, including EVN AG as the parent company, 32 (previous year: 16) companies are fully consolidated and four are consolidated pro rata (previous year: 4).

As a result of the changes in the scope of consolidation, the balance sheet total rose by TEUR 173,488.0.

Five companies were consolidated at equity for the first time: ARGE Scan4Tech, ARGE Coop Telekom, Energie Raum Mur Errichtungs- und Betriebs GmbH, Kraftwerk Nussdorf Errichtungs- und Betriebs GmbH & Co KG and Zagrebacke Otpadne Vode d.o.o. Following a change in the type of consolidation for V&C Kathodischer Korrosionsschutz Gesellschaft m.b.H., the number of companies consolidated at equity rose to 15 (previous year: eleven).

In accordance with the principle of materiality, an investment need not be shown as a subsidiary or as an associated company if it is immaterial. This appraisal is based on the company's respective balance sheet total, total fixed assets, pro rata equity and external sales revenues in proportion to Group totals. The companies consolidated on the basis of these criteria account for more than 99% of the respective totals. 14 (previous year: nine) subsidiaries were not consolidated in view of their immateriality to the assets, financial position and profitability of the Group.

►1 Changes in the scope of consolidation

	Fully consolidated	Pro rata consolidated	Consolidated at equity	Total
30.9.2002	**13**	**–**	**7**	**20**
Initial consolidation	4	4	4	12
Merger	–1	–	–	–1
Final consolidation	–	–	–	–
30.9.2003	**16**	**4**	**11**	**31**
Initial consolidation	20	–	5	25
Merger	–5	–	–	–5
Change of consolidation	1	–	–1	–
Final consolidation	–	–	–	–
30.9.2004	**32**	**4**	**15**	**51**

►2 Consolidation method

Capital consolidation is carried out using the book value method. The cost of the shares purchased is offset against the proportional carrying amount of the subsidiary's equity acquired as at the date of acquisition. Where attributable, any excess is allocated to the asset purchases. Non-attributable differences are classified as goodwill and subjected to straight-line depreciation in accordance with useful life. Non-attributable differences were offset by goodwill on the asset side and withdrawn according to the useful life of goodwill.

Internal Group receivables and liabilities, expenses and revenues, and company results are eliminated, except when immaterial. In the case of companies in which an investment is held and a major influence on business policy can be exercised (associated companies), the pro rata proportion of the company's net profit after tax is added to the carrying value of the shares (equity method). In such situations, the sum reported for profit distribution is reduced by the pro rata amount. Intra-group profits and losses are eliminated where material.

►3 Group currency translation

The financial statements of foreign subsidiaries are translated on the basis of functional currency. Translation of the balance sheet items is carried out at the mid-market exchange rate on the balance sheet date. The items in the income statements of consolidated foreign companies are translated at the average rates of exchange for the period. Differences arising from the currency translation of pro rata equity are reported under the retained earnings without any effect on the result. In the case of a foreign company being deconsolidated, these currency differences are recognised as profits or losses.

►4 Tangible and intangible assets

Tangible and intangible assets are reported at the cost of acquisition or production, less scheduled linear depreciation. Apart from direct costs, the production costs include a reasonable percentage of material and manufacturing overheads. General administrative costs and interest on borrowed capital are not capitalised.

Assets are depreciated from the time of commissioning. Straight-line depreciation is carried out over the expected useful life of the asset. In the case of assets commissioned during the first six months of the financial year, depreciation is for a whole financial year, otherwise the amount for a half-year is offset. The anticipated economic and technical life of tangible assets is taken into consideration in determining their useful life.

Exceptional depreciation is undertaken where a reduction in the value of an asset is expected to be non-temporary. In order to assess the stated value of tangible and intangible assets, an impairment test is carried out on Cash Generating Units. The higher of the net sales price and the value in use, which is calculated as a cash value from the related future monetary inflows and outflows, is compared with the previously reported carrying amount. Should this result in a value below that of the previously reported carrying value, a write-down is completed. If the reasons for exceptional depreciation no longer apply, a write-up takes place, at a maximum to the scheduled, projected acquisition costs.

The value in use was calculated through the discounting of future monetary in- and outflows, which result from the use of the asset. The interest rate for the discount amounted to 8.0% (previous year: 8.5%) and derived from the weighted capital costs of the company. Valuation took place on the basis of a forecast, which contained both anticipated future revenues, operating and maintenance costs, whereby the respective, use-related status of the asset was also taken into account.

The decisive criterion for the qualification of a production unit as a Cash Generating Unit is its technical and commercial ability to achieve independent revenues. In the Group, this definition applies to electricity and heating generation plants, electricity and gas distribution systems, data transmission lines, and electricity purchasing rights.

Maintenance work is shown as an expense unless it changes the nature of the asset involved.

Third-party contributions are allocated to the affected assets, reported as liabilities and written back in line with the scheduled depreciation of the assets in question.

Where unallocable, any excesses resulting from initial consolidation are reported as goodwill and then subjected to scheduled depreciation in accordance with the anticipated useful life. In addition, the remaining goodwill is examined on every balance sheet date with regard to its recoverable amount. Reductions in future use are offset as exceptional depreciation.

Due to the fundamentally longer amortisation periods for investments in the energy industry, a useful life of 15 years is allocated to the goodwill on energy sector interests. Should this be unjustified due to the market situation, useful life is reduced to ten or five years.

The stipulations contained in IFRS 3 and hence the replacement of scheduled depreciation on goodwill by impairment tests will be used from the 2004/05 financial year onwards.

In the case of rights to electricity procurement from external power stations reported as intangible assets (rights), a useful life of 40 years was used in accordance with the contractual period.

►4 Expected useful life of tangible and intangible assets

	Years
Buildings	10 – 50
Transmission lines and pipelines	15 – 33
Machinery	10 – 33
Meters	7 – 40
Tools and equipment	4 – 25
Rights	4 – 40
Goodwill	5 – 15

►5 Leasing and rented property, plant and equipment

Leases and rental agreements under which all risks and benefits are transferred to the Group, and which are associated with the utilisation of assets, are treated as finance leases. The assets, for which such leases and rental agreements are concluded, are recognised at the present value of the capitalised lease, or the rental payments at the time of acquisition, and depreciated over their useful life. The value of capitalised assets is offset against the respective cash value of the liability arising from the outstanding lease or rental charges on the balance sheet date.

The assets contained in all other lease and rental agreements are regarded as being the subject of operative leasing and are owned by the tenant or lessor. The rental charges are reported as an expense.

►6 Financial assets

Investments in subsidiaries not included in consolidation are valued at the cost of acquisition on the basis of the general principles for the valuation of financial assets. In the consolidated financial statements, associated companies are principally valued at equity. Where these companies are immaterial and market values cannot be established, valuation takes place at the cost of acquisition. Permanent reductions in value are depreciated accordingly.

Investments in companies that do not qualify as either subsidiaries or associated companies are shown as other investments and valued at the market value. In the case of those companies for which a reliable market value can be determined, either the market value or the likely sales proceeds on the balance sheet date are reported. In line with IAS 39, the changes in value of these investments are reported under equity as profit neutral. Recognised revaluation is undertaken for probable, non-temporary reductions in value. All other investments are valued at the cost of acquisition less eventual, exceptional depreciation.

Bonds and other fixed-interest securities, shares and other interests, which are allocated to permanent operations, are reported at market value. Changes in value are generally included in equity as profit neutral. Conversely, in the event of non-temporary reductions in value, recognised write-down is completed. Interest-free or low-interest loans are reported at the cost of acquisition or the lower cash value.

►7 Inventories

The valuation of inventories is made at the cost of acquisition or manufacture, or if lower, the market price. No write-downs are made on inventories if the book values are covered by the sale proceeds. The calculation of the use of primary energy reserves, raw materials and consumables takes place in accordance with the weighted average cost method. Where turnover is infrequent, a write-down may be undertaken.

►8 Receivables

Trade accounts receivable and other current receivables are reported at the carried cost of acquisition, and where necessary, reduced by valuation adjustments. Tax receivables are offset against tax liabilities, when they relate to the same tax authority.

▶9 Cash and current deposits
Current deposits (cash in hand, cash at banks, securities) are combined under the item cash and current deposits and reported at current rates.

▶10 Liabilities
Liabilities are reported at the carried cost of acquisition. Foreign currency liabilities are valued at the mid-market rate on the balance sheet date, or in the case of hedge accounting, with the hedged rate. Funding costs are part of the carried cost of acquisition.

This item also includes deferred income from customer payments for network construction. These are recognised as long-term liabilities and written back over the relevant period.

Provisions for pensions and similar obligations, severance payments and long-service bonuses are valued using the projected unit credit method. The awaited benefits to be paid are spread over the active working life of employees until retirement. Anticipated future increases in remuneration are taken into account. An actuary calculates the amounts of the provisions on the respective closing date of the financial statements in the form of an actuarial report.

Deferred taxes are calculated using the liability method at the tax rate to be expected on the balance sheet date when short-term differences are reversed.

Other provisions consist of the aggregate contingent liabilities, reflecting the most likely liability.

▶11 Currency translation
Assets and debts in foreign currencies (from outside the euro zone) are translated at the mid-market rate of exchange on the balance sheet date at the forward exchange rate in euros. Assets and debts denominated in the former currencies of the European Monetary Union states were converted at the rates irrevocably fixed by the European Commission. Resulting write-ups and write-downs are accounted for as income or expense.

▶12 Stating of the fair value of financial instruments
The fair value of financial instruments is the amount used as a basis in business transactions between expert contractual parties, who are independent of each another. The fair value is frequently identical with the market price. Thus, the fair value is established on the basis of the market information available on the balance sheet date. In view of conflicting influences, the values reported can therefore differ from the values realised at a later date.

Notes to the balance sheet

Assets

Fixed assets

As compared to the preceding year, the net value of fixed assets increased by TEUR 543,722.3, or 22.8%, to TEUR 2,925,010.4 (preceding year: TEUR 2,381.287,5). The net value is the residual book value, which comprises the acquisition cost less accumulated depreciation.

There are neither limitations on the rights to use, nor mortgaged assets as security for debts.

▶13 Tangible assets

Additions derived largely from the enlargement of wind power and electricity distribution capacity and investments in the building of gas transport and distribution pipelines, as well as technical infrastructure facilities. The expansion to the scope of consolidation included the assets of the WTE Group and V&C Kathodischer Korrosionsschutz Gesellschaft m.b.H.

▶13 Development of tangible assets

TEUR	Land and buildings	Transmission lines and pipelines	Technical plant	Meters	Other plant, tools and equipment	Advance payments made and plant under construction	Total
Gross value 30.9.2003	**452,433.0**	**1,806,032.2**	**1,339,508.3**	**115,829.5**	**166,622.9**	**82,268.9**	**3,962,694.9**
Currency differences	3.3	–	–0.8	–	8.6	–	11.1
Changes in the scope of consolidation	2,139.5	889.4	1,969.1	–	3,751.4	6,564.6	15,314.0
Additions	13,818.3	50,437.3	34,832.8	2,070.4	14,633.0	46,196.1	161,987.8
Disposals	–759.1	–3,560.7	–4,571.9	–2,858.6	–5,577.6	–7,587.5	–24,915.4
Transfers	5,211.5	35,800.8	8,450.6	2.6	1,044.5	–51,098.1	–588.1
Gross value 30.9.2004	**472,846.5**	**1,889,599.0**	**1,380,188.0**	**115,043.9**	**180,482.9**	**76,344.1**	**4,114,504.4**
Accumulated depreciation 30.9.2003	**–281,309.8**	**–919,096.3**	**–969,786.0**	**–68,272.5**	**–133,164.5**	**–752.0**	**–2,372,381.2**
Currency differences	–3.4	–	0.7	–	–6.8	–	–9.4
Changes in the scope of consolidation	–532.3	–	–1,173.1	–	–2,462.0	–	–4,167.4
Scheduled depreciation	–8,630.8	–66,307.3	–37,249.4	–4,370.8	–15,373.0	–535.0	–132,466.4
Exceptional depreciation	–1,689.2	–9,178.6	–11,666.1	–	–5,444.1	–	–27,978.0
Additions	–	–	–	–	–	–	–
Disposals	447.0	3,244.9	4,192.3	2,074.7	5,275.8	–	15,234.8
Transfers	–1.6	–9,790.0	6,343.0	–0.9	3,481.0	–	31.5
Accumulated depreciation 30.9.2004	**–291,720.1**	**–1,001,127.3**	**–1,009,338.6**	**–70,569.5**	**–147,693.5**	**–1,287.0**	**–2,521,736.1**
Net value 30.9.2003	**171,123.2**	**886,935.9**	**369,722.3**	**47,557.0**	**33,458.3**	**81,516.9**	**1,590,313.7**
Net value 30.9.2004	**181,126.4**	**888,471.7**	**370,849.4**	**44,474.3**	**32,789.4**	**75,057.1**	**1,592,768.2**

The land and buildings item contains land values of TEUR 39,395.2 (previous year: TEUR 39,067.1).

As a result of the impairment tests completed during the period under review, a value adjustment was required for thermal power stations, heating plants and data transfer networks. This need was met by exceptional depreciation on tangible assets of TEUR 27,978.0.

The impairment test is described in note ▶4 Tangible and intangible assets. The development of depreciation in the period under review, as well as details concerning the exceptional measures, are described in note ▶42 Depreciation.

The item advance payments made and plant under construction includes TEUR 75,057.1 relating to plant under construction on the balance sheet date (previous year: TEUR 81,516.9).

For leased and rented plants, the balance of the present value of the payment obligations derived from the use of heating networks and heat generation plants is reported. The carrying amount of these assets totalled TEUR 8,882.2 on the balance sheet date (previous year: TEUR 8,929.0). The related leasing and rental liabilities are recorded under other long-term liabilities.

▶14 Intangible assets

The additions to goodwill resulting from changes in the scope of consolidation amounted to TEUR 45,278.6.

The depreciation on goodwill resulted mainly from scheduled depreciation on the WTE Group. Conversely, the book value of the negative goodwill fell by TEUR 844.4 to TEUR 10,132.9.

Other intangible assets include electricity procurement rights, transportation rights on natural gas pipelines, and other rights, in particular software licences, as well as capitalised future profit contributions from the order backlog of the WTE Group at the date of initial consolidation, which also led to an increase in depreciation.

As a result of the impairment tests completed during the period under review, a value adjustment was required for the intangible assets. This was met by exceptional depreciation on intangible assets of TEUR 2,184.8.

The impairment test is described in note ▶4 Tangible and intangible assets. The development of depreciation in the period under review, as well as details concerning the exceptional measures are described in note ▶42 Depreciation.

There were no intangible assets from work performed and capitalised within the Group.

▶14 Development of intangible assets

TEUR	Positive goodwill	Negative goodwill	Other intangible assets	Total
Gross value 30.9.2003	**24,455.8**	**–12,989.0**	**257,826.2**	**269,293.1**
Currency differences	–	–	0.2	0.2
Changes in the scope of consolidation	45,278.6	–	27,700.4	72,979.0
Additions	–	–	6,820.1	6,820.1
Disposals	–	–	–	–
Transfers	–	–	1,229.2	1,229.2
Gross value 30.9.2004	**69,734.4**	**–12,989.0**	**293,576.1**	**350,321.6**
Accumulated depreciation 30.9.2003	**–19,883.0**	**2,011.6**	**–181,728.5**	**–199,599.9**
Currency differences	–	–	–0.1	–0.1
Changes in the scope of consolidation	–	–	–3,584.6	–3,584.6
Scheduled depreciation	–5,688.5	–	–15,500.8	–21,189.3
Exceptional depreciation	–	–	–2,184.8	–2,184.8
Additions[1]	–	844.4	–	844.4
Disposals	–	–	–	–
Transfers	–	–	246.0	246.0
Accumulated depreciation 30.9.2004	**–25,571.5**	**2,856.1**	**–202,752.8**	**–225,468.3**
Net value 30.9.2003	**4,572.8**	**–10,977.3**	**76,097.7**	**69,693.2**
Net value 30.9.2004	**44,162.9**	**–10,132.9**	**90,823.3**	**124,853.3**

[1] Write-back of negative goodwill.

▶15 Associated companies at equity

Investments are reported as associated companies, when a major influence is exerted on the business policy of a company, without it being a subsidiary. One refutable assumption applied is the ownership of 20–50% of voting rights. Associated companies are generally valued at equity.

The changes to the pro rata equity of TEUR 14,586.9 derive from the respective share of the result totalling TEUR 39,029.1, less distributed profits and profit neutral currency translations.

The companies consolidated at equity are shown in the EVN Group investments table (from page 78).

▶15 Development of associated companies at equity

TEUR	Associated companies
Gross value 30.9.2003	**181,282.6**
Changes in the scope of consolidation	7,203.7
Additions	6,188.3
Disposals	–
Transfers	–
Gross value 30.9.2004	**194,674.6**
Accumulated equity changes 30.9.2003	**16,942.2**
Currency differences	312.2
Changes in pro rata equity	14,586.9
Depreciation	–8,734.8
Disposals	–
Additions	–
Accumulated equity changes 30.9.2004	**23,106.5**
Net value 30.9.2003	**198,224.7**
Net value 30.9.2004	**217,781.1**

▶16 Other investments

This item includes affiliated and associated companies, which due to immateriality are not consolidated, as well as investments in which EVN has a holding of less than 20%.

Other investments include shares in listed companies with a listed value on the balance sheet date of TEUR 540,852.5 (previous year: TEUR 247,307.7). The Group's other investments are in non-listed companies, so that an estimation of their market value is not possible due to insufficient marketability.

The changes in the scope of consolidation relate to the initial full consolidation of AVN Holding GmbH, GrafoTech Holding GmbH and the WTE Group.

The additions to the investments in affiliated companies stem mainly from a shareholder contribution to EVN-Pensionskasse AG. The additions to the other investments derive from a regrouping of current asset securities to the fixed assets.

The additions to the other investments of TEUR 234,720.3 relate to adjustments to increased market values and share prices, which were entirely offset against the valuation reserve in accordance with IAS 39.

►16 Development of other investments

TEUR	Investments in subsidiaries	Other investments	Total
Gross value 30.9.2003	**7,490.3**	**448,382.2**	**455,872.5**
Currency differences	–0.3	–	–0.3
Changes in the scope of consolidation	–558.0	303.3	–254.7
Additions	3,345.0	58,836.8	62,181.8
Disposals	–1.0	–3.0	–4.0
Transfers	–22.6	6,122.7	6,100.2
Gross value 30.9.2004	**10,253.5**	**513,642.0**	**523,895.5**
Accumulated depreciation 30.9.2003	**–4,103.2**	**–33,280.1**	**–37,383.3**
Currency differences	–	–	–
Changes in the scope of consolidation	–147.3	–	–147.3
Depreciation	–99.4	–	–99.4
Additions	16.3	234,720.3	234,736.7
Disposals	–	–	–
Transfers	–	–6,100.2	–6,100.2
Accumulated depreciation 30.9.2004	**–4,333.6**	**195,340.1**	**191,006.6**
Net value 30.9.2003	**3,387.1**	**415,102.2**	**418,489.3**
Net value 30.9.2004	**5,919.9**	**708,982.1**	**714,902.1**

►17 Other fixed assets

Securities consist of shares in investment funds and mainly serve to provide the cover required by Austrian taxation law relating to provisions for severance payments, pensions and similar obligations. The net values correspond with the quoted price on the balance sheet date. Additions and disposals resulted from related asset regrouping during the financial year. The changes in the scope of consolidation resulted from the initial inclusion of the WTE Group and the reporting of the R 138 fund, which pursuant to SIC 12 is fully consolidated.

Of the loans amounting to TEUR 9,472.1 (previous year: TEUR 9,127.0), TEUR 196.6 (previous year: TEUR 190.6) have a period to maturity of less than one year.

As in the preceding year, long-term inventories relate to oil reserves for the generation of electricity. A value adjustment was completed for the deposit base derived from storage.

Long-term receivables from leasing derive from the project business of the WTE and AVN Groups. Within the framework of the so-called BOOT model ("Build, Own, Operate & Transfer"), a plant is built, financed and operated for a customer for a fixed period of time. Following the expiry of this period, the plant becomes the property of the customer. In line with IAS 17, this project structure is classified as leasing business and is reported as such in the EVN consolidated financial statements.

Other long-term assets consist primarily of long-term receivables in connection with financial instruments (interest rate and currency swaps), which meet the criteria for hedge accounting according to IAS 39.

▶17 Development of other fixed assets

TEUR	Securities	Loans	Long-term inventories	Long-term receivables and deferrals from leasing transactions	Other long-term assets	Total
Gross value 30.9.2003	**82,041.1**	**9,133.1**	**3,754.5**	**–**	**10,181.4**	**105,110.1**
Currency differences	–	–	–	–81.5	–	–81.5
Changes in the scope of consolidation	2,472.1	408.9	–	103,534.1	–	106,415.1
Additions	16.1	482.7	–	67,047.8	22.9	67,569.5
Disposals	–86.0	–548.2	–	–6,710.5	–121.3	–7,466.0
Recognised revaluations	–	–	–	–	442.9	442.9
Profit neutral revaluations	–	–	–	–	–2,613.7	–2,613.7
Transfers	–216.3	–	–	–	–	–216.3
Gross value 30.9.2004	**84,227.0**	**9,476.5**	**3,754.5**	**163,789.8**	**7,912.2**	**269,160.0**
Accumulated depreciation 30.9.2003	**–16.2**	**–6.1**	**–521.1**	**–**	**–**	**–543.4**
Currency differences	–	–	–	–	–	–
Changes in the scope of consolidation	–	–	–	–	–	–
Depreciation	–0.5	–	–	–	–	–0.5
Additions	5,658.7	1.7	–	–	–	5,660.4
Disposals	–	–	–	–	–	–
Transfers	429.1	–	–	–	–	429.1
Accumulated depreciation 30.9.2004	**6,071.2**	**–4.4**	**–521.1**	**–**	**–**	**5,545.7**
Net value 30.9.2003	**82,025.0**	**9,127.0**	**3,233.3**	**–**	**10,181.4**	**104,566.7**
Net value 30.9.2004	**90,298.2**	**9,472.1**	**3,233.3**	**163,789.8**	**7,912.2**	**274,705.7**

Current assets

▶18 Inventories

The reserves of primary energy are comprised entirely of coal. The rise in this item is due to the increase in purchasing prices.

Other inventories contain raw materials, supplies, consumables, other inventories and customer orders not yet invoiced. The rise in this item is a consequence of the enlargement of the scope of consolidation due to the addition of the WTE Group.

▶18 Inventories

TEUR	**2003/04**	2002/03
Primary energy reserves	15,688.7	13,111.6
Raw materials, supplies, consumables and other inventories	9,941.5	4,476.0
Customer orders not yet invoiced	39,357.3	3,022.2
Total	**64,987.5**	**20,609.8**

►19 Receivables and other current assets

Trade accounts receivable relate mainly to electricity, gas and heating customers. Doubtful debts are accounted for by a provision of TEUR 8,864.9 (previous year: TEUR 6,448.7).

Receivables from financial instruments relate to deferred interest.

Receivables from employees comprise accruals from current wage and salary accounting.

Receivables from subsidiaries and associated companies mostly derive from intra-Group transactions relating to energy supplies, Group financing and services to non-consolidated subsidiaries.

The other receivables contain advance payments as well as receivables from insurance and from taxation.

►19 Receivables and other current assets

TEUR	**2003/04**	2002/03
Trade accounts receivable	130,105.8	87,858.0
Receivables from financial instruments	6,674.6	2,926.4
Receivables from employees	5,481.2	9,174.0
Receivables from subsidiaries and associated companies	75,255.7	125,154.6
Other receivables and assets	35,049.8	64,345.5
Total	**252,567.1**	**289,458.5**

►20 Cash and current deposits

Short-term securities, consisting largely of fixed-income securities and domestic shares, are used for the temporary investment of free liquid funds. This item consists entirely of securities available for sale, which are reported at the market value.

Apart from the loss of TEUR 433.4 (previous year: loss of TEUR 1,686.0) derived from disposals of securities, during the period under review a recognised upvaluation of TEUR 539.1 was made due to the rise in stock market prices (previous year: upvaluation of TEUR 1,454.1).

The cash and current deposits at banks are part of the cash and cash equivalents included in the cash flow statement.

►20 Cash and current deposits

TEUR	**2003/04**	2002/03
Cash in hand	144.9	100.7
Cash at banks	65,853.9	100,561.0
Securities	423,403.7	201,784.2
Total	**489,402.5**	**302,445.9**

Equity and liabilities

Equity

►21 Share capital
During the period under review, EVN AG share capital was raised by TEUR 7,997.0 to TEUR 99.069.4 and now consists of 40,881,455 non-par value bearer shares.

The Executive Board was authorised by the Annual General Meeting of January 22, 1999 to increase the share capital by an amount of up to TEUR 7,997.0 through the issue of 3.3 million new shares in exchange for cash. This authorisation was made use of during the 2003/04 financial year.

During the 1989/90 financial year, 49% of the company was privatised under the 1987 amendment to the 2nd Nationalisation Act and since then has been officially listed on the Vienna Stock Exchange. On January 2, 2002, the EVN AG share was adopted into the Vienna Stock Exchange "Prime Market". The share has also been listed in Munich and Frankfurt since May 1991. In the USA, EVN shares have been available through a "sponsored level one American Depository Receipt (ADR) program" since December 1991.

►22 Capital reserves
The capital increase during the 2003/04 financial year resulted in an increase in the capital reserves of TEUR 122,572.4 to TEUR 309,361.9. In the period under review, funding costs of TEUR 3,080.6 were deducted from the capital reserves.

►23 Retained earnings
This item contains retained earnings and differences in equity due to the initial use of IAS 39 as at October 1, 2001. In addition, it also includes adjustments from the changes in the scope of consolidation and the untaxed reserves in the individual financial statements formed in accordance with Austrian taxation law following the deduction of deferred taxes, which are reported under the long-term taxation provisions.

The proposal for the distribution of profits made to the Annual General Meeting, consisting of an EUR 0.95 dividend per share, is not contained in the liabilities.

►24 Valuation reserve according to IAS 39
Profit-neutral changes to financial instruments are offset against the valuation reserve according to IAS 39 and reported separately in the changes in equity table.

As at September 30, 2003, the valuation reserve according to IAS 39 stood at minus EUR 15,459.7. In the financial year, profit-neutral changes in the value of financial instruments led to an increase of TEUR 174,973.6 in equity, which on the balance sheet date stood at TEUR 159,514.0.

►25 Currency translation differences
This item contains differences from currency translations during consolidation and in the financial year resulted in a reduction in equity of TEUR 419.9 (previous year: TEUR 633.7).

►26 Minority interests
This item comprises minority interests in the equity capital of the fully consolidated company Burgenland Holding AG, amounting to 30.95%, and a 30% minority interest in Wasserkraftwerke Trieb und Krieglach GmbH. Due to the purchase of the final 5% of Kabelsignal St. Pölten GmbH stock, this interest was allocated to the revenue reserves. All other fully consolidated companies are in full direct or indirect EVN ownership.

►27 Long-term debt

In addition to the JPY bond issued in 1994, this item contains the CHF obligation placed in April 1998, the DEM bond issued in August 1998, the EUR bond issued in December 2001 and the CHF obligation issued in June 2004. All loans have final maturity. In the past financial year repurchases to a notional value of TEUR 5,067.8 were made on the DEM and the EUR bonds. The loans largely consist of bank loans, funded by interest and redemption subsidies from the Austrian Environment and Water Industry Fund.

Valuation took place at the carried cost of acquisition. Liabilities in foreign currencies were translated at the reporting date or the hedged rate. In accordance with IAS 39, in the case of hedging, liabilities to the amount employed in the hedge accounting were adjusted by the corresponding change in value of the hedged risk.

The valuation result consists of a write-down of the CHF obligations recognised as income amounting to TEUR 1,415.3 (previous year: write-down of TEUR 6,250.9).

The deferred interest expenses are contained in the other current liabilities.

Due to the inclusion of the WTE Group, the non-recourse liabilities entered into by project companies rose from TEUR 85,926.8 to TEUR 215,237.3.

The effective rate of interest for the 2003/04 financial year, which averaged 4.61% (previous year: 3.82%), represents the average interest burden relating to the average carrying amount after interest and currency hedging were taken into account. On the balance sheet date, the carrying amount weighted interest rate totalled 4.12% (previous year: 3.68%), which corresponded with a 4.9-year fixed interest period (previous year: 5.9 years).

The fair value was calculated on the basis of the market information available on the balance sheet date relating to the respective bond price and the rate of exchange.

►27 Long-term debt

TEUR	Nominal interest rate %	Term	Nominal amount	**Carrying amount 30.9.2004 TEUR**	Carrying amount 30.9.2003 TEUR	Effective interest rate %	**Fair value 30.9.2004 TEUR**
JPY bond	5.20	1994–2014	JPY 8 bn	52,182.3	55,508.4	6.36	77,428.0
CHF obligation	3.25	1998–2008	CHF 184 m	132,452.4	134,490.2	1.94	123,445.0
DEM bond	5.00	1998–2008	DEM 224 m	115,967.8	119,419.1	5.00	120,553.6
EUR bond	5.25	2001–2011	EUR 276.85 m	287,316.9	290,678.9	5.15	294,872.9
CHF obligation	2.43	2004–2009	CHF 200 m	128,382.4	–	2.43	129,592.9
Total bonds	**–**	**–**	**–**	**716,301.8**	**600,096.7**	**–**	**745,892.4**
Long-term bank loans	1.00–5.95	Up to 2025	–	300,852.6	133,893.5	4.10	300,852.6
Total	**–**	**–**	**–**	**1,017,154.4**	**733,990.2**	**4.61**	**1,046,745.1**

►28 Deferred tax

Instead of the previous 34%, the calculation of deferred tax was based on the 25% Austrian corporation tax rate, which was newly determined in the course of the 2005 tax reform package, that will take effect on January 1, 2005. A tax on profits of 39% was employed for the companies in Germany. The differences between the amounts stated in the tax balance and those included in the consolidated balance sheet only contain deferred taxes when these constitute temporary differences. For non-temporary differences, a final taxation relevance is assumed. Deferred tax assets and deferred tax liabilities are offset, as these relate to the same tax authority.

The tax loss carried forward in the EVN Group is capitalised to the extent to which positive taxable income can be expected in the coming years. In accordance with IAS 39, deferred tax assets totalling TEUR 53,354.5 (previous year: TEUR 7,964.1) were reported profit-neutral as retained earnings.

▶28 Deferred tax

TEUR	**2003/04**	2002/03
Deferred tax assets		
Social capital	–31,289.8	–46,559.5
Tax loss to be carried forward	–11,399.4	–19,731.6
Financial instruments	–297.4	–5,301.2
Other deferred tax assets	–3,384.6	–
Deferred tax liabilities		
Fixed assets	51,253.5	62,359.9
Untaxed reserves	27,465.8	39,671.8
Financial instruments	72,864.9	30,046.1
Other deferred tax liabilities	23,774.3	7,671.3
Total	**128,987.3**	**68,156.8**

▶29 Long-term provisions

- **Provisions for pensions**

Under the terms of a company agreement, EVN is obliged to pay employees, who joined the company prior to December 31, 1989, a supplementary pension from the time they retire. In principle, the amount of this supplementary pension is performance-related and derives from the length of service and the amount of remuneration at the time of retirement. Over and above this, EVN, and as a rule the employees as well, pay contributions to EVN-Pensionskasse AG.

For employees who joined the company after January 1, 1990, the supplementary company pension has been replaced by a contribution-based pension scheme, which is financed by EVN-Pensionskasse AG. The resulting pension payments are generally graduated according to individual remuneration.

A contractual pension obligation exists for some individual employees, which means that subject to certain preconditions, they are entitled to company pension payments following retirement.

The amount reported for the provision for pensions on the balance sheet date was calculated on the basis of an actuarial report using the projected unit credit method and the following parameters:

- Interest rate of 5.0% p.a. (previous year: 4.5% p.a.)
- Remuneration increases of 2.5% p.a. (previous year: 2.25% p.a.)
- Pension increases of 2.0% p.a. (previous year: 2.0% p.a.)

As in the previous year, the biometric bases for calculation were established using the "AÖV 1999-P – Rechnungsgrundlagen für die Pensionsversicherung – Pagler & Pagler, Angestelltenbestand" Austrian pension tables. Due to the interest rate situation on the balance sheet date, the interest rate used was altered to 5.0%.

The corridor regulation according to IAS 19 means that accumulated actuarial gains and losses within 10% of the defined benefit obligation (DBO) value are not subject to recognition in the income statement.

On the balance sheet date, the pension reserve exceeded the DBO value by 10.0% (previous year: exceeded by 8.0%).

- **Provision for obligations similar to pensions**
  This item relates to liabilities derived from the entitlements to the electricity and gas benefits in kind of current employees, retired personnel and dependents. The amount of this provision is calculated actuarially using the same parameters as for the provision for pensions.

- **Provision for severance payments**
  Severance payments are one-off payments, which are compulsory under Austrian labour legislation when employees are dismissed, or on a regular basis upon attainment of retirement age. The amount of such payments relates to the number of years of service and the amount of individual remuneration. The provision for severance payments is formed in accordance with actuarial principles. Provision calculation is made using the same assumptions as for the provision for pensions.

  On the balance sheet date, the provision for severance payments exceeded the DBO value by 3.0% (previous year: exceeded by 0.6%).

- **Provision for long-service bonuses**
  The obligations for long-service bonuses derived from collective wage and company agreements were calculated using the same parameters as for the provision for severance payments.

- **Other long-term provisions**
  The provision for obligations from co-operation agreements with BEGAS was raised by TEUR 300.0 to TEUR 37,000.0 (previous year: TEUR 36,700.0). A provision of TEUR 16,259.5 (previous year TEUR 12,763.3) was made for environmental and hazardous waste risks. A provision formed during the past financial year for the undertaking of liability for the debts of subsidiaries was written back in 2003/04.

  A provision of TEUR 10,133.7 (previous year TEUR 10,701.6) was made for financial instruments.

►29 Long-term provisions

TEUR	**2003/04**	2002/03
Provision for pensions	232,626.7	239,239.8
Provision for obligations similar to pensions	16,227.5	16,855.9
Provision for severance payments	59,255.9	58,687.5
Provision for long-service bonuses	14,159.5	13,952.4
Other long term provisions	66,038.9	67,261.5
Total	**388,308.5**	**395,997.2**

Development of the provision for pensions and similar obligations

TEUR	**2003/04**	2002/03
Present value of pension obligations (DBO) 1.10.	**237,106.2**	**234,235.7**
Changes in the scope of consolidation	835.8	–
+ service costs	1,749.3	2,214.7
+ interest paid	10,786.1	13,004.8
– pension payments	–16,319.2	–15,939.5
– actuarial gain/loss	–7,834.2	3,590.5
Present value of pension obligations (DBO) 30.9.	**226,323.9**	**237,106.2**
Provision for pensions and similar obligations	**248,854.2**	**256,095.7**

Development of the provision for severance payments

TEUR	**2003/04**	2002/03
Present value of severance payment obligations (DBO) 1.10.	**58,313.6**	**58,938.3**
+ changes in the scope of consolidation	296.6	96.6
+ service costs	2,551.3	2,662.6
+ interest paid	2,751.0	3,393.4
– severance payments	–5,094.7	–6,391.8
– actuarial gain/loss	–1,306.8	–385.5
Present value of severance payment obligations (DBO) 30.9.	**57,511.0**	**58,313.6**
Provision for severance payments	**59,255.9**	**58,687.5**

Development of the other long-term provisions

TEUR	Provision for long-service bonuses	Other long-term provisions	Total
Carrying amount 1.10.2003	**13,952.4**	**67,261.5**	**81,213.9**
Changes in the scope of consolidation	14.8	–	14.8
Interest expenses	656.7	–4,595.5	–3,938.9
Application	–1,299.0	–27,754.7	–29,053.7
Additions	834.7	31,127.6	31,962.3
Carrying amount 30.9.2004	**14,159.5**	**66,038.9**	**80,183.7**

►30 Deferred income from customer payments for network construction

This item is constituted by payments made by customers as part of investments in network construction. These represent an offset to the cost of acquisition of these assets and are generally written back according to the straight-line method over 20 years.

►31 Other long-term liabilities

Other long-term liabilities include TEUR 24,061.0 (previous year: TEUR 19.153,5) for lease liabilities in connection with the long-term utilisation of heating networks and heating plants. Of this amount, TEUR 18,110.6 (previous year: TEUR 14,445.1) is due for payment in more than five years, the remainder after one year. Accrued premiums from long-term financial investments amount to TEUR 6,798.3 (previous year: TEUR 7,223.1). In addition, other long-term liabilities contain investment grants from third parties of TEUR 19,557.2 (previous year: TEUR 10,532.8), which are written back as income in line with the useful life of the related assets. As a rule, the provision of investment grants is linked to operational management in accordance with legal requirements and individual official approval.

▶31 Other long-term liabilities

TEUR	**2003/04**	2002/03
Investment grants	19,557.2	10,532.8
Long-term leases	24,061.0	19,153.5
Long-term deferrals from financial instruments	6,798.3	7,223.1
Other long-term liabilities	1,565.0	1,155.5
Total	**51,981.5**	**38,064.9**

Periods to maturity of the other long-term liabilities

TEUR	Period to maturity as at September 30, 2004				Period to maturity as at September 30, 2003			
	Up to 1 year	Over 1 year	Over 5 years	Total	Up to 1 year	Over 1 year	Over 5 years	Total
Long-term leases	–	5,950.3	18,110.6	24,061.0	–	4,708.4	14,445.1	19,153.5
Other-long-term liabilities	–	593.5	971.4	1,565.0	–	662.8	492.7	1,155.5
Total	–	**6,543.9**	**19,082.1**	**25,626.0**	–	**5,371.2**	**14,937.8**	**20,309.0**

Current liabilities

▶32 Short-term loans

Current account liabilities are included in the liquidity fund of the cash flow statement.

▶32 Short-term loans

TEUR	**2003/04**	2002/03
EUR cash loans	111.4	3,385.0
Bank overdrafts and other short-term loans	1,203.1	3,249.7
Total	**1,314.4**	**6,634.7**

▶33 Taxes payable

Taxes payable relate both to liabilities derived from sales tax, energy tax, wage and salary contributions, as well as corporation tax prepayments not yet assessed totalling TEUR 61,667.5 (previous year: TEUR 97,119.1).

▶34 Trade accounts payable

Trade accounts payable are reported at the carried cost of acquisition value. As in the previous year, the entire amount is due within a year.

▶35 Current provisions

The provision for personnel entitlements comprises special payments not yet due, outstanding leave and liabilities from restructuring. These relate to an early retirement scheme, which can be used by employees. The provision for legally binding agreements on the balance sheet date is reported to the amount of TEUR 8,504.0 (previous year: TEUR 8,983.9).

Other provisions consist mainly of liabilities from customer vouchers and consulting services, as well as provisions for impending losses from outstanding business.

▶35 Current provisions

TEUR	Personnel entitlements	Short-term provision for asset additions	Services not yet invoiced and other provisions	Total
Carrying value 1.10.2003	**46,971.6**	**2,373.5**	**78,892.4**	**128,237.5**
Changes in the scope of consolidation	417.4	–	3,288.5	3,705.9
Application	–777.2	–2,314.4	–68,506.4	–71,597.9
Write-back	–91.6	–55.5	–16,181.2	–16,328.3
Addition	1,538.1	505.1	61,117.1	63,160.3
Carrying value 30.9.2004	**48,058.4**	**508.7**	**58,610.4**	**107,177.5**

▶36 Other current liabilities

The liabilities arising from personnel expenses comprise liabilities to the tax authorities and severance payment obligations.

The advance payments received derived from customers for electricity, gas and heating supplies and the installation of customer equipment.

Other liabilities largely consist of deferred interest expenses, liabilities to the tax authorities and related to social security, as well as deferred liabilities from the offset of the surcharge on network tariffs.

▶36 Other current liabilities

TEUR	**2003/04**	2002/03
Liabilities relating to social security	15,324.4	15,820.8
Liabilities to subsidiaries and associated companies	25,591.8	29,277.0
Advance payments received	26,299.1	637.9
Other liabilities	65,514.7	52,759.6
Total	**132,730.0**	**98,495.2**

Notes to the income statement

The income statement was prepared in accordance with the total cost method.

►37 Sales revenues

Sales revenues from end customer business on the balance sheet date were partially established with the assistance of statistical processes from the customer invoicing system and limited to the volumes of energy and water supplied during the period under review. Sales revenues are first reported as such, when EVN has a claim to payment against the customer.

Sales from energy and network business are reported under the electricity, gas and heating revenues. Electricity revenues rose by 8.5% to TEUR 659,654.6, due mainly to increased own production. Conversely, in the wake of the transfer of gas trading and large customer sales to EconGas, gas revenues were down by 14.7% at TEUR 259.453.0. Heating sales were 12.8% higher at TEUR 47,429.3 as a result of an increase in customer connections.

Water revenues incorporate evn wasser sales and the revenues from project business of the WTE Group, the initial inclusion of which led to a corresponding rise in sales.

Other operating revenues largely result from the invoicing of customer orders for domestic supply and equipment, telecommunications services, offsetting with non-consolidated companies, and waste incineration.

In total, sales revenues were 11.6% up at TEUR 1,207,325.4.

►37 Sales revenues

TEUR	**2003/04**	2002/03
Electricity revenues	659,654.6	608,056.6
Gas revenues	259,453.0	304,085.0
Heating revenues	47,429.3	42,031.3
Water revenues	119,215.3	21,446.4
Other sales revenues	121,573.4	106,474.8
Total	**1,207,325.4**	**1,082,094.2**

►38 Change in inventories and work performed and capitalised

This item incorporates the change in not yet invoiced customer orders over the previous year. These related primarily to heating plants and contracting models and WTE Group project business. Own work performed and capitalised comprises material overheads and staff hours charged. In addition to personnel costs, the clearing rates also include overheads.

►38 Change in inventories and work performed and capitalised

TEUR	**2003/04**	2002/03
Increase or decrease in inventory	–11,609.1	–6,127.4
Own work capitalised	13,405.2	24,740.1
Total	**1,796.1**	**18,612.7**

▶39 Other operating income

The income from the write-back of provisions can be traced to the revaluation of impending losses in connection with supply contracts.

The remainder of the item mostly comprises payments for claims and rental income.

▶39 Other operating income

TEUR	**2003/04**	2002/03
Income from the writing-back of provisions	4,237.6	7,150.5
Income from the writing-back of deferred income from customer payments for network construction	14,783.8	13,670.7
Income from the disposal of tangible and intangible assets	504.4	6,403.6
Other operating income	16,842.8	7,377.8
Total	**36,368.7**	**34,602.7**

▶40 Cost of materials and services

The reduction in the cost of electricity purchases and primary energy can be traced to the outsourcing of gas trading and large customer sales to EconGas with effect from January 1, 2003. While the first quarter of the preceding year still included related expenses, this was no longer the case in the period under review. This reduction in quantity was counteracted by the higher costs derived from price increases for electricity and primary energy. The increase in the item cost of materials and services can be traced primarily to WTE Group project business.

▶40 Cost of materials and expenses

TEUR	**2003/04**	2002/03
Electricity purchases and primary energy expenses	506,819.4	523,958.7
Other materials and services	155,496.2	126,078.0
Total	**662,315.6**	**650,036.7**

▶41 Personnel expenses

Salary costs rose due to an increase under the collective agreement and the rise in personnel numbers related to the expanded scope of consolidation.

On the one hand, the decrease in pension expenses resulted from the increase in the interest rate used for calculation to 5.0%. On the other, the exceeding of the DBO of the provision for pensions in the preceding year led to actuarial mathematical profits and thus a lower allocation.

Personnel expenses contain payments to EVN-Pensionskasse AG of TEUR 4,226.2 (previous year: TEUR 4,181.4).

▶41 Personnel expenses

TEUR	**2003/04**	2002/03
Wages and salaries	143,392.4	130,101.6
Severance payments	9,283.3	8,490.4
Pension costs	11,896.8	17,598.8
Compulsory social security contributions and payroll-related taxes	32,928.9	32,524.3
Other social expenses	2,965.3	1,355.9
Total	**200,466.8**	**190,071.0**

▶42 Depreciation

Depreciation of TEUR 182,974.1 contains scheduled depreciation of TEUR 152,811.3 (previous year: TEUR 129,704.9) and a total of TEUR 30,162.8 (previous year: TEUR 66,421.5), which derived from exceptional depreciation relating to impairment tests on Cash Generating Units (CGU).

In total, the scheduled depreciation on tangible and tangible assets rose by TEUR 23,106.4, or 17.8%, over the preceding year, due mainly to the expense-reducing additions in the 2002/03 financial year, increased investment in the electricity generation and waste incineration areas and the expansion in the scope of consolidation.

The impairment tests completed in line with IAS 36 resulted in exceptional depreciation on thermal power stations of EUR 8.8 m and of EUR 7.9 m on heating plants. This was caused primarily by the sharp rises in the price of primary energy and the future costs for emission certificates. Exceptional depreciation of EUR 13.2 m related to data transmission lines and was the consequence of competition-related price falls. There was exceptional depreciation of EUR 0.3 m on other plants.

All in all, depreciation increased by 46.4%. However, due to the additions of TEUR 71,146.7 and exceptional depreciation of TEUR 66,421.5 undertaken in the 2002/03 financial year, the comparability of this figure is strictly limited.

The impairment test procedure is described under the accounting and valuation methods in note ▶4 Tangible and intangible assets.

▶42 Depreciation

TEUR	**2003/04**	2002/03
Depreciation on tangible assets	160,444.4	121,930.6
Depreciation on intangible assets	22,529.7	3,049.1
Total	**182,974.1**	**124,979.7**

▶43 Other operating expenses

This item includes legal fees and consulting costs, advertising expenses, telecommunications and postage, rents, insurance, office supplies, written off receivables and other claims, monetary transaction expenses and expenses on services to investments.

▶44 Operating result (EBIT)

The operating result rose from the TEUR 102,531.5 of the preceding year by TEUR 12,075.8, or 11.8%, to TEUR 114,607.3.

►45 Result from associated companies at equity

This item consists of the result and depreciation of goodwill from BEWAG, BEGAS, RAG-Beteiligungs-AG, NÖKOM, Kögáz, Allplan, EconGas, Energie Raum Mur Errichtungs- und Betriebs GmbH, Kraftwerk Nussdorf Errichtungs- und Betriebs-GmbH & Co KG, Toplak, e&i, e&t, Zagrebacke Otpadne Vode d.o.o., ARGE Scan4Tech and ARGE Coop Telekom.

►46 Result from other investments

Income from other investments derived mainly from the dividends from shares of TEUR 7,705.0 from Österreichische Elektrizitätswirtschafts-AG (Verbund) and TEUR 1,348.1 from Energie AG Oberösterreich respectively.

The provision formed in 2002/03 for the undertaking of the liability for the debts of subsidiaries was written back in the period under review.

►47 Interest and other financial result

Income on interest from fixed financial assets includes interest from investment funds, the main emphasis of which is on fixed-interest securities. Other interest income generally relates to returns on securities held as current financial assets.

Interest expenses for long-term financial liabilities derive from issued bonds and long-term bank loans. The other interest expenses incorporate expenses from short-term loans.

The exchange rate gains/losses from long-term foreign currency liabilities derived from the valuation adjustment of the JPY bond and the two CHF obligations, as well as from the application of the stipulations contained in IAS 39 to the remaining financial instruments on the balance sheet date.

In the preceding year, the other financial result was influenced by one-off effects derived from a favourable interest and foreign currency exchange rate situation, which led to income relating to derivative financial instruments. These were not repeated in the 2003/04 financial year.

►47 Interest and other financial result

TEUR	**2003/04**	2002/03
Income on interest from fixed financial assets	445.2	2,984.3
Other income on interest	7,267.2	8,802.8
Interest expenses for long-term financial liabilities	–40,328.0	–24,392.0
Other interest expenses	–4,607.2	–6,468.5
Valuation gains/losses from long-term foreign currency liabilities	1,415.3	6,250.9
Result from valuation gains/losses and disposals relating to long-term securities	–0.4	–4,424.2
Result from depreciation and disposals relating to current financial assets	1,568.3	1,915.3
Other financial result	3,169.5	43,554.9
Total	**–31,070.3**	**28,223.5**

▶48 Result before tax

The result before tax amounts to TEUR 135,932.5 (previous year: TEUR 145,374.8).

▶49 Taxes on profit

A corporation tax rate of 34% applied to the parent company EVN AG on the balance sheet date. An income tax rate of 25% was employed for the calculation of tax deferrals for companies based in Austria, 39% for companies located in Germany.

In ratio to the result before taxes, the effective tax burden of the Group amounted to 12.9% (preceding year: 28.7%).

This reduction in the tax quota as compared to the past year was due to the increase in the tax-free income from investments. In addition, due to the reduction in corporation tax from 34% to 25% agreed for 2005, the provision for deferred tax for Austria-based companies was adjusted accordingly.

As compared to the preceding year, current expenses for taxes on profits rose due to the changes in the scope of consolidation.

▶49 Taxes on profit

TEUR	**2003/04**	2002/03
Income tax expense	29,074.0	20,210.8
+ recognised additions/ – write-backs of deferred tax	–11,563.7	21,574.7
Total	**17,510.3**	**41,785.5**

Calculation of the effective rate of tax

%	**2003/04**	2002/03
Income tax rate	34.0	34.0
Change in taxation due to:		
Different tax rates in other countries	–	–
Tax-free financing and investment income	–7.5	–5.1
Changes in tax rates	–10.8	–
Aperiodic tax reductions	–3.1	–
Other items	0.2	–0.2
Effective tax rate	**12.9**	**28.7**

▶50 Minority interests

This item includes third party interests in the annual results of the fully consolidated Burgenland Holding AG and in Wasserkraftwerke Trieb und Krieglach GmbH, amounting to a total of TEUR 987.9 (previous year: TEUR 1,018.0).

▶51 Group net result

The Group net result for the financial year relating to the owners of EVN AG amounts to TEUR 117,434.3 (previous year: TEUR 102,571.2).

▶52 Earnings per share

The number of ordinary shares issued totalled 40,881,455. The earnings per share calculated on the basis of a Group net result for the year of TEUR 117,434.3 (previous year: TEUR 102,571.2), amounted to EUR 3.08 (previous year: EUR 2.73). In line with IAS 33, the shares issued in the course of the capital increase were included on a pro rata basis for the calculation of this value.

►53 Cash flow statement

The indirect method was selected for the presentation of the cash flow statement. The item cash and cash equivalents consists of cash in hand and at banks less bank overdrafts. The cash equivalents reported under this item last year no longer correspond with the definition contained in the IFRS and therefore a regrouping of TEUR 133,205.0 took place from the cash and cash equivalents to the securities.

Profit tax payments of TEUR 17,956.3 are reported separately under cash flow from operating activities. Dividends received, interest income and expenses are assigned to current business activities. The dividend payments are shown under cash flow from financing activities. Cash flow from dividends for the year totalled TEUR 34.038.1 (previous year: TEUR 20,985.3). Interest received amounted to TEUR 7,609.7 (previous year: TEUR 8,490.5), interest paid to TEUR 29,542.7 (previous year: TEUR 16,260.1).

The cash flow from investment activities includes the purchase of the WTE Group. Detailed information is provided in note ►56 Purchase of the WTE Group.

The dividend payments to EVN AG shareholders of TEUR 28,186.1 are reported under the financing activities.

►53 Cash and cash equivalents

TEUR	**2003/04**	2002/03
Cash in hand	144.9	100.7
Cash at banks	65,853.9	100,561.0
Short-term securities (cash derivatives)	–	133,205.0
Bank overdrafts	–1,203.1	–3,249.7
Total	**64,795.7**	**230,617.0**

►54 Segment reporting

Since the Group's operating activities are focused mainly on the region of Lower Austria, it is not necessary to produce a segmental report pursuant to geographical locations.

- **Description of activities**

  The electricity segment encompasses the procurement of electricity from in-house generation and external sources, the transportation of electricity, the sale of electricity to domestic and industrial customers and electricity trading. The operating result contains depreciation of TEUR 8,764.0 derived from impairment tests.

  The gas segment incorporates the procurement of gas, transport for the company and third parties, and the distribution of gas to customers. It also comprises the services associated with network expansion and the connection of new customers.

  The water segment includes the activities of evn wasser and the WTE Group and therefore comprises both the supply of water to local authorities and end consumers, as well as international project business in the drinking and wastewater areas.

  The heating, waste incineration and other services segment encompasses services in the local and district heating sector, waste incineration and those Group activities that cannot be assigned to either the electricity or the gas segments. A CGU impairment study of the plants in this segment resulted in depreciation of TEUR 21,398.8 during the period under review.

- **Segment assignment principle**
  Items that can be assigned directly are designated to the respective segments. Services provided by one segment for another that can be directly charged, are allocated by means of intra-Group transactions. Any items that cannot be assigned directly or charged are assigned using an objective cost allocation process. Remainders are distributed in proportion to the assigned items.

- **Intra-Group pricing**
  As far as energy consumption is concerned, pricing within the Group is based on comparable prices to those for industrial customer and thus represents applicable market prices. For the remaining items, pricing is based on costs.

▶54 Segment reporting

EUR m	Electricity		Gas		Water		Heating, waste incineration and other services		Consolidation		Total	
	2003/04	2002/03	**2003/04**	2002/03	**2003/04**	2002/03	**2003/04**	2002/03	**2003/04**	2002/03	**2003/04**	2002/03
External sales revenues	678.9	634.0	270.6	317.1	118.3	20.6	139.5	110.4	–	–	1,207.3	1,082.1
Intra-Group revenues	9.6	8.6	66.9	54.5	–	–	6.9	1.9	–83.4	–65.0	–	–
Operating expenses	–550.7	–499.4	–249.8	–314.0	–89.7	–10.1	–102.1	–96.1	82.5	65.0	–909.7	–854.6
EBITDA	137.8	143.2	87.7	57.6	28.7	10.5	44.4	16.2	–	–	297.6	227.5
Depreciation	–88.0	–31.8	–34.2	–63.6	–18.5	–6.4	–43.2	–23.1	0.9	–	–183.0	–125.0
thereof:												
impairment depreciation	–8.8	–31.1	–	–27.6	–	–	–21.4	–7.5	–	–	–30.2	–66.4
impairment appreciation	–	69.1	–	–	–	–	–	0.9	–	–	–	70.0
Operating result (EBIT)	49.8	111.4	53.5	–6.1	10.2	4.1	1.2	–6.9	–	–	114.6	102.5
Result from associated companies at equity	8.4	4.3	22.6	11.5	–1.3	–	0.3	0.2	–	–	30.0	16.1
Carrying value of associated companies at equity	65.4	89.9	141.5	106.2	8.5	–	2.4	2.1	–	–	217.8	198.2
Liabilities	1,195.3	1,124.3	453.9	384.8	362.7	51.4	368.1	273.1	–203.7	–	2,176.3	1,833.6
Total assets	2,214.6	1,858.6	805.7	618.8	479.1	145.5	436.1	370.9	–203.7	–	3,732.0	2,993.8
Investments in tangible assets	107.5	116.2	24.6	24.8	2.4	3.7	34.3	83.3	–	–	168.8	228.0

▶55 Financial instruments

The receivables, shares and liabilities classified as primary financial instruments are reported in accordance with IAS 39. The accounting and valuation principles are described under the respective items. Purchases and disposals are booked on the settlement date.

Long-term investments serve the creation of the cover stock required for personnel-related provisions within the framework of externally administered investment funds.

The risk on receivables is equivalent to the figures shown in the financial statements reduced by valuation adjustments.

The long-term financial liabilities derived from issued bonds are described in detail in note ▶27 Long-term debt. Current liabilities consist of euro cash bills due on a daily basis.

Derivative financial instruments are used primarily to hedge the company against liquidity, exchange rate and interest change risks. The operative goal is long-term, financial result continuity. In addition, individual, higher risk opportunities offering larger profit are occasionally exploited.

Currency risks to the company derive mainly from the JPY and CHF bonds issued. These are also largely hedged with derivative financial instruments (see also note ▶27 Long-term debt). In the case of interest rate risks, a mix of fixed and variable interest financial liabilities is generally sought. Derivative financial instruments provide the short-term control of the fixed-interest period.

The favourable interest and currency exchange rates of the previous year were used for swap hedging transactions, which have already led to a considerable reduction in the volatility of the financial result during the 2003/04 financial year.

Following conclusion, all financial instruments are immediately incorporated into a risk management system. This facilitates a daily overview of all risk indicators. In addition, a separate unit has been set up to provide on-going risk analyses based on the value-at-risk method (see also "Risk management", from page 38).

The nominal values represent the non-offset totals of all the items classified as financial derivatives on the balance sheet date. Though these are equivalent to the amounts agreed between the contractual parties, this is not a measure of the risk incurred by the company through the use of derivatives. Potential risk factors include fluctuations in market prices and the credit risk of the contractual parties. The nominal and current market values (fair value) of all derivative financial instruments are recognised.

▶55 Derivative financial instruments

	Nominal value		Market value	
	30.9.2004	30.9.2003	**30.9.2004**	30.9.2003
Currency swaps				
CHF m (under 5 years)[1]	180.0	270.0	5.9	5.2
JPY m (over 5 years)[1]	8,000.0	8,000.0	–1,331.7	–695.0
USD m (under 3 years/ over 5 years)	27.9	30.4	4.3	2.5
Interest rate swaps				
EUR m (under 5 years)	70.3	70.3	–0.1	–0.9
EUR m (over 5 years)	31.6	–	–0.8	–
EUR m (under 3 years)	20.0	20.0	–0.3	–0.6

[1] Used for hedging pursuant to IAS 39

▶56 Purchase of the WTE Group

On October 1, 2003, EVN acquired 100% of the stock of WTE Wassertechnik GmbH, Essen. As WTE Wassertechnik GmbH, Essen, already held a 50% interest in NOVUM Wassertechnik GmbH, EVN bought the remaining stock from Verbundgesellschaft.

▶57 Significant events after the balance sheet date

During October 2004, contracts of purchase were signed in Sofia concerning the acquisition of a 67% holding in the two Bulgarian electricity supply companies Elektrorazpredelenie Plovdiv EAD and Elektrorazpredelenie Stara Zagora EAD. The purchase price is EUR 271.0 m. Closing is anticipated by the end of 2004. Both companies will be included in full in the EVN AG consolidated financial statements.

In the course of the sale of UTA Telekom AG to the Swedish company Tele 2, which also took place in October 2004, EVN disposed of its 13.7% holding in the company. In addition, apart from the sale of UTA, the regional energy suppliers reached an accord with Tele 2 concerning the long-term use of their telecommunications infrastructure.

Other significant events, which took place after the balance sheet date are described in the Management Report (from page 42) and in the section "The individual business areas" (from page 56).

►58 Other obligations and risks
EVN has entered into long-term, fixed quantity and price agreements with e&t Energie Handelsgesellschaft m.b.H. and EconGas GmbH, in order to ensure its supplies of electricity and primary energy.

The gas purchasing agreements between OMV, Austria Ferngas GmbH and the regional gas companies were transferred in their entirety to EconGas GmbH. The company has also entered into long-term agreements involving the transportation and storage of natural gas and imports of coal from Poland.

The potential risk of claims not covered by provisions relating to dangers to the environment and hazardous waste at disused industrial locations, which remain subject to investigation by the authorities, has been estimated at TEUR 11,895.7 (previous year: TEUR 10,911.0).

On the balance sheet date, an order liability of TEUR 73,974.6 (previous year: TEUR 44,919.8) existed for tangible and intangible assets.

In the course of participation in a lease-and-lease-back transaction involving the Freudenau power station, which is owned by Verbund-Austrian Hydro Power AG (former "Donaukraft"), EVN undertook to provide indemnification of up to TEUR 29,390.8 for certain defaults and losses.

Letters of comfort amounting to TEUR 441.569.6 were granted to trading partners for the business transactions undertaken on behalf of EVN by e&t Energie Handelsgesellschaft m.b.H., regarding in-house trading and the optimisation of electricity sourcing. Corresponding recourse claims offset these obligations.

A shareholders' agreement was concluded in connection with the Energie AG Oberösterreich share purchase contract, which contains mutual pre-emptive rights. In addition, should a corporate law linkage with Linz Strom GmbH occur, an option obligation results under which EVN must purchase Energie AG Oberösterreich shares. The option obligation is limited to the period up to 2010. As at September 30, 2004, the conditions required for the coming into force of the option right were not given.

The liabilities derived from warranties and other contractual contingent liabilities amount to a total of EUR 115.8 m (previous year: EUR 33.4 m) and largely comprise open contractual liabilities to subsidiaries and assumed liabilities for subsidiary loans.

►59 Information on business transactions with related companies
Long-term agreements were concluded with the subsidiaries founded within the framework of EnergieAllianz Austria GmbH and e&t Energie Handelsgesellschaft m.b.H. concerning the sale and sourcing of electricity. Long-term sourcing contracts were also concluded with EconGas GmbH concerning natural gas.

A co-operation agreement also exists with BEGAS – Burgenländische Erdgasversorgungs-AG regarding gas business related services, as well as a long-term usufruct agreement with NÖKOM NÖ Telekom Service Gesellschaft m.b.H. regarding the provision of optical fibre cables. Allplan Gesellschaft m.b.H. provides planning services for the Group.

►60 Information on management and staff

The average number of Group employees during the financial year was 2,608 (previous year: 2,317). On the balance sheet date, the Group employed 2,620 people (previous year: 2,333).

The total emoluments paid to active members of the Executive Board in the financial year 2003/04 amounted to TEUR 1,107.5 (previous year: TEUR 1,208.6), those to former members of the Executive Board and their dependents to TEUR 786.3 (previous year: TEUR 752.4).

The corporate bodies are listed on pages 12–15 of this Annual Report.

Additional information in accordance with § 245a Austrian Commercial Code

The expenditure on severance payments and pensions for the members of the Executive Board and the senior management amounted to TEUR 2,351.1 (previous year: TEUR 2,535.9) and for the other employees to TEUR 17,746.3 (previous year: TEUR 18,288.1).

Compensation to the members of the Supervisory Board amounted to TEUR 126.9 in the year under review (previous year: TEUR 118.7).

In the year under review, the members of the Environmental Advisory Committee were paid compensation amounting to TEUR 65.6 (previous year: TEUR 65.5).

Maria Enzersdorf,
November 19, 2004

EVN AG

The Executive Board

Rudolf Gruber
(Chairman)

Peter Layr

Herbert Pöttschacher

Auditors' Report

To the EVN Supervisory Board

We have audited the consolidated financial statements as of September 30, 2004, prepared by EVN AG according to the stipulations of the International Financial Reporting Standards (IFRS) as approved by the International Accounting Standards Board (IASB). These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion concerning the financial statements based on our audit.

We conducted our audit in accordance with the International Standards on Auditing (ISA) adopted by the IFAC. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. The audit includes the examination, on a test basis, of evidence supporting the amounts and disclosures in the Group financial statements. It also incorporates the assessment of the accounting principles used and significant estimates made by the management, as well as the evaluation of the overall Group financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material aspects, the financial position of the Group as of September 30, 2004, and of the results of its operations and cash flows for the year then ended in accordance with the International Financial Reporting Standards (IFRS) as approved by the International Accounting Standards Board.

Pursuant to Austrian commercial law, the Management Report and the Group's adherence to requirements for exemption from the compilation of consolidated financial statements, prepared in accordance with Austrian commercial law, must be examined.

We confirm that the Management Report complies with the consolidated financial statements and that the legal requirements are met to exempt EVN AG from the obligation to prepare Group financial statements in accordance with the Austrian Commercial Code.

Vienna,
November 19, 2004

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

Johann Perthold m.p.
Peter Honzak m.p.

Chartered accountants and tax consultants

Reporting concerning the 4th quarter 2003/04

For an explanation of the figures for the 4th quarter of 2003/04, reference should be made to the Management Report (from page 42) and the description of the individual business areas (from page 56), as well as the individual items in the income statement contained in the notes.

4th quarter income statement 2003/04 (IFRS)

	2003/04 Q. 4	2002/03 Q. 4	Change	
	EUR m	EUR m	EUR m	%
Electricity revenues	144.7	140.7	3.9	2.8
Gas revenues	21.1	19.1	2.0	10.6
Heating revenues	6.2	5.1	1.1	22.2
Water revenues	26.4	6.8	19.6	–
Other revenues	77.7	35.9	41.8	–
Sales revenues	**276.1**	**207.6**	**68.5**	**33.0**
Changes in inventories and work performed and capitalised	–22.5	10.7	–33.1	–
Other operating income	16.7	15.3	1.4	9.0
Cost of materials and services	–153.9	–155.8	1.9	1.2
Personnel expenses	–50.3	–46.8	–3.5	–7.5
Depreciation	–77.4	–34.4	–43.0	–
Other operating expenses	–36.0	–30.6	–5.4	–17.7
Operating result (EBIT)	**–47.2**	**–33.9**	**–13.3**	**–39.2**
Result from associated companies at equity	7.9	10.6	–2.8	–26.0
Result from other investments	13.0	–5.4	18.4	–
Interest and other financial result	–9.6	2.3	–11.9	–
Financial result	**11.3**	**7.6**	**3.7**	**48.6**
Result before tax	**–36.0**	**–26.3**	**–9.6**	**–36.5**
Taxes on profit	14.0	9.2	4.7	51.2
Minority interests	0.1	–	0.1	–
Period net result	**–21.9**	**–17.1**	**–4.8**	**–28.3**
Earnings per share in EUR	–0.54	–0.46	–0.08	–17.9

Report of the Supervisory Board

The Supervisory Board responsible for the period under review was regularly informed about the company and the Group's subsidiaries by the Executive Board at six meetings and gave the approval required for certain business transactions. The Supervisory Board was provided with current and comprehensive information concerning all relevant aspects of business development, including the risk situation, company risk management and the main Group companies. The Supervisory Board was informed immediately in the case of matters of importance and as a result of this reporting was able to supervise and support the management activities of the Executive Board on an ongoing basis. This took place within the framework of the candid, thematic discussions between the Executive and Supervisory Boards and there were no reasons for objections. One member of the Supervisory Board was unable to attend more than half the meetings.

KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, the auditors duly appointed for the 2003/04 financial year from October 1, 2003 – September 30, 2004, audited the financial statements and the Management Report of EVN AG as at September 30, 2004, prepared in accordance with Austrian accounting regulations. The auditors produced a written report on the results of their audit and gave their unqualified opinion.

The Supervisory Board has approved the financial statements and the consolidated financial statements as at September 30, 2004, the Management Report and the respective proposals for the distribution of profits. The financial statements as at September 30, 2004, are thereby taken as approved pursuant to § 125, Section 2 of the Austrian Corporation Act.

In addition, the Supervisory Board has accepted the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for the 2003/04 financial year from October 1, 2003 – September 30, 2004, which were also audited by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and received an unqualified opinion.

Due to the fact that the consolidated financial statements have been prepared according to IFRS, the company is exempt from the obligation to provide consolidated financial statements pursuant to Austrian commercial law.

In closing, the Supervisory Board wishes to express its sincere gratitude to the Executive Board for its work during the 2003/04 financial year. It also extends its thanks and recognition to all employees for their endeavours and co-operation in the interests of the company.

Maria Enzersdorf,
December 13, 2004

On behalf of the Supervisory Board,

Theodor Zeh
(Chairman)

Glossary

Capital employed Equity plus loans subject to interest.

Cash flow Balance of the flows (inflow and outflow) of liquid funds. Serves as an indicator for the assessment of the financial strength of a company, as well as its ability to make dividend payments, debt repayments and investment financing from its own funds. Cash flow is divided into cash flow from operating, investment and financing activities.

Cash Generating Unit (CGU) The smallest, identifiable group of assets to generate independent cash flows, which are largely autonomous, from the cash flows from other assets, or asset groups. The cash value of future cash flows can be employed for the valuation of the respective CGU.

Consolidation at equity During consolidation at equity, the pro rata result per subsidiary, less the depreciation on the goodwill contained in the investment value and other pro rata intergroup profits, is reported in the income statement under the item, "Result from associated companies at equity". The investment value is then increased or reduced accordingly.

Corporate governance Corporate governance incorporates all the principles and regulations related to the management and supervision of a company.

Degree of efficiency The efficiency of a plant comprised by the ratio of input to output (e.g. the quantity of electrical energy generated in ratio to the primary energy employed).

Diversification Enlargement of the product or services portfolio of a company. EVN has successfully extended its activities in the electricity, gas and heating segments to include the areas of water, waste incineration and infrastructure services.

EBIT Earnings before interest and taxes, also known as the operating result. Parameter for the earnings capacity of a company.

EBITDA Earnings before interest, taxes, depreciation and amortisation. Serves as a simple cash flow parameter.

Energy units

kWh	Kilowatt hour: 1 Watt hour (Wh) x 10^3
MWh	Megawatt hour: 1 Wh x 10^6
GWh	Gigawatt hour: 1 Wh x 10^9

Natural gas – energy content: 1 Nm^3 of natural gas equals 11.07 kWh

Equity ratio Ratio between equity and total capital.

Gearing Ratio between net debt and equity.

Heating degree total Parameter for the temperature-related energy requirement for heating purposes.

Horizontal integration In the business world, horizontal integration is understood as meaning the grouping of companies on the same production level under a single management. For example, in the energy industry, a company operates or offers various forms of supply or services (electricity, gas, heat, water, waste incineration and infrastructure).

Multi-Service Utility Company that offers various supply and infrastructure services (electricity, gas, heat, water, waste incineration, etc.) on a one-stop shopping basis.

Net debt Balance from interest-bearing asset and liability items (issues and liabilities to credit institutes less loans, securities and liquid funds).

Power-heat coupling/cogeneration Simultaneous generation of electrical power and heat in an energy generation plant. A very high level of efficiency can be achieved through this combined production, which means that the primary energy employed can be put to optimal use.

Rating Assessment of issuers or debtors in accordance with their economic position. International rating agencies include Standard & Poor's and Moody's.

ROCE Return on Capital Employed (ROCE) determines the return on the capital utilised within a company. For the calculation of this parameter, the result after tax and the interest expenses less tax effects are compared with the booked capital employed.

ROE Return on Equity (ROE) is a parameter for the calculation of the value creation of a company on the basis of equity. In order to determine the ROE, the result after tax is compared with the booked equity.

Scope of consolidation The scope of consolidation includes every company incorporated in the consolidated financial statements. The precondition is a dominating influence of the parent company. This is given if the parent company is either directly or indirectly in a position to determine the financial and business policy of the subsidiary. The inclusion of a subsidiary commences with the begin of the dominating influence by the parent company and ends with its termination.

Vertical integration In the business world, vertical integration is understood as meaning the grouping of companies on differing production levels under a single management. For example, in the energy industry, a single company completes sourcing/generation, transmission/network and sales.

WACC The Weighted Average Cost of Capital (WACC) of a company consists of debt and equity capital costs, weighted according to their share in total capital. The actual, average credit interest is used as debt capital costs, while the equity costs correspond with the return on a risk-free investment plus a risk mark-up, which is individually calculated for every company.

Waste incineration Controlled, large-scale combustion of waste at temperatures of over 1,000°C which leads to the destruction or removal of pollutants. At the same time, the energy contained in the waste is released and can be put to good use, e.g. for electricity generation or for the supply of district heating.

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Country

EVN AG
Investor Relations

EVN Platz
A-2344 Maria Enzersdorf
Austria

The EVN Group

EVN AG subsidiaries

- 31.5 **EnergieAllianz Austria GmbH**
  Joint EnergieAllianz partner sales subsidiary
- 100 **EVN Energievertrieb GmbH & Co KG**
  Electricity and gas sales to end customers within EnergieAllianz
- 31.5 **e&t Energie Handelsgesellschaft mbH**
  Joint EnergieAllianz partner energy trading and sourcing subsidiary
- 15.7 **EconGas GmbH**
  Joint EnergieAllianz partner, OÖF and OMV gas trading and large customer sales company
- 100 **evn naturkraft Erzeugungs- und Verteilungs GmbH & Co KG**
  Electricity generation from renewable energy sources
- 40 **RAG Beteiligungs AG**
  - 75 **Rohöl-Aufsuchungs AG**
    Oil and gas exploration and production, gas storage
- 12.5 **Österreichische Elektrizitätswirtschafts-*Aktiengesellschaft (Verbund)***
  Supra-regional power generation and transport
- 69.05 **Burgenland Holding AG**
  - 49 **Burgenländische Elektrizitätswirtschafts-AG (BEWAG)**
    Electricity supply
  - 49 ***BEGAS – Burgenländische* Erdgasversorgungs-AG**
    Gas supply
- 9.33 **Energie AG Oberösterreich**
  Electricity supply
- 31.23 **Középdunántúli Gázszolgáltató Rt. (Kőgáz)**
  Regional gas supply in south-western Hungary
- 40 ***Toplak GmbH***
  Mobile electricity supply
- 100 **evn wasser GmbH**
  Lower Austrian drinking water supply
  - 51 **DTV Rt.**
    Drinking water supply and wastewater services in Dunavarsány, Hungary
- 100 **WTE Wassertechnik Holding und Betriebs-GmbH**
  - 100 **WTE Wassertechnik GmbH**
    Drinking water supply and waste water services
  - 100 **NOVUM Wassertechnik GmbH**
    Drinking water supply and waste water services
- 100 ***AVN Holding und Betriebs GmbH***
  - 100 **AVN Abfallverwertung Niederösterreich GmbH**
    Waste incineration
    - 1
  - 99 **EVN Projektgesellschaft MVA3 mbH**
    Waste incineration, Moscow
- 50 **NÖKOM NÖ Telekom Service GmbH**
  Provincial government telecommunications network
- 100 **Utilitas Dienstleistungs- und Beteiligungs-GmbH**
  - 100 **Kabelsignal AG**
    Cable TV and Internet services
  - 50 **Allplan GmbH**
    Building utility, energy and environmental engineering
  - 100 **teletech Facility Management Service GmbH**
    Facility management
  - 100 **grafotech Beratungs- und Planungsgesellschaft mbH & Co KG**
    Digital cartography
  - 100 **V&C GmbH**
    Cathodic corrosion protection
  - 100 **EZO Gastronomie- und Service GmbH**
    General Services

□ **Energy business**
■ **Other infrastructure and supplementary services**

As at November 2004
The main operative companies and Group holding *companies are shown. Interests in %.*

EVN AG

Head Office

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations

Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718
E-mail investor.relations@evn.at

Information on the Internet

www.evn.at
www.investor.evn.at
www.responsibility.evn.at

Further websites

Allplan	www.allplan.at
AVN	www.avn.at
Burgenland Holding	www.buho.at
EconGas	www.econgas.com
EnergieAllianz	www.energieallianz.at
evn naturkraft	www.evn-naturkraft.at
evn wasser	www.evnwasser.at
e&t	www.eundt.at
grafotech	www.grafotech.at
kabelsignal	www.kabsi.at
NÖKOM	www.noekom.at
NOVUM	www.novum.at
Austrian electricity solution	www.unserstrom.at
teletech	www.teletech.co.at
WTE	www.wte.at

Group chart

Printed on chlorine-free bleached paper

Energie
vernünftig
nutzen

EVN

Sustainability Report 2003/04



EVN environmental policy statement

Minimisation of environmental impact

EVN seeks to minimise the environmental impact of its activities and strives to make an important contribution to the general ecological balance.

Sustainable development

We feel an obligation to the principle of sustainability and adopt a responsible approach to the resources entrusted to us. Our aim is to secure the quality of the environment for future generations. We endeavour to balance ecological, economic and social objectives.

Improved environmental performance

EVN ensures compliance with all statutory requirements through the use of the very latest technology.

In addition, the company is committed to constant improvements in the standard of its environmental performance. Accordingly, plants causing emissions are accredited according to EMAS and ISO 14001 and subjected to annual, external audits.

State-of-the-art environmental engineering

All of EVN's energy generation plants are of state-of-the-art design. In this connection, the environmental upgrading of existing capacity and installation of new plants at established locations are of special importance. At the same time, the company endeavours to husband resources through the highest possible efficiency levels and further the development of innovative, environmental protection technologies.

Resource conservation and climate protection

EVN employs a flexible generation mix comprised of energy from water, heat and renewable sources. Resource conservation constitutes a yardstick for our activities and therefore, the use of renewable fuels is an established feature in our strategies. Through increased efficiency, the utilisation of alternative energy sources and waste treatment, we make a valuable contribution to the climate protection targets of the EU, the Austrian Republic and the federal province of Lower Austria.

Landscape conservation

In the course of its energy transmission activities, EVN pays close attention to landscape conservation. Local network cabling projects and optimum line routing are two examples of this policy.

Waste management

The flows of material within our company are carefully monitored and controlled, facilitating waste prevention, recycling and correct disposal, in that order. The company also applies ecological criteria when selecting its material and equipment suppliers, and waste disposal contractors.

Energy consulting

Efficient, customer-oriented energy consulting is a matter of key importance to EVN. In addition to economic considerations, this also involves ecological aspects. Energy saving is one of the core principles of EVN consulting.

Work force motivation

The comprehensive range of tasks for an ecologically oriented company is so wide, that only well-informed and motivated employees can accomplish it. Therefore, EVN regards staff training and identification with the company's ecological policy as a major priority.

EVN corporate policy statement

The company

We are an energy and infrastructure services group based in the federal province of Lower Austria. We co-operate with both national and international partners and also carry out assignments via affiliated companies.

We intend to fulfil customer expectations and needs through our range of products and services in the energy, water, waste incineration and infrastructure services areas. As a result, we also contribute to the general quality of life.

We compete in the market as a quality supplier.

Our customers

Customer satisfaction is our top priority. Therefore, we deliver high-quality products and prompt service in a customer-friendly manner.

Our business range primarily involves the supply of electricity, natural gas, heat and water, as well as the treatment of wastewater and waste. Apart from these activities, we also provide numerous related services.

Our competence and infrastructure furnish us with opportunities for the expansion of our range of activities into additional, related areas of business and the supply of our services in new markets.

Together with our customers, we realise the basic principle of "Using energy wisely". Consequently, we offer extensive consulting and customised solutions.

Our shareholders

We have an obligation to provide our shareholders with sustained corporate success.

This not only includes the generation of adequate earnings and the payment of appropriate dividends, but also the focused further development of our business.

We aim for an open and long-term relationship with both our Austrian and international shareholders. To this end, we endeavour to achieve transparency through a comprehensive flow of information.

Our employees

Our claim with regard to the excellent quality of our products and services requires responsible, well informed and highly qualified employees, who are prepared to provide outstanding performance even under demanding circumstances.

High levels of personal initiative, mutual respect and team spirit contribute to sustained corporate success. Employee health care, safety, training and further training represent a company priority.

Our conduct and commitment play a major role in shaping the company's public image.

Our responsibilities

We are answerable to our customers, shareholders and employees. Therefore, economic prudence and sustainability constitute the business principles governing every aspect of company activity.

We have a responsibility to society. The intelligent use of energy and renewable energy sources, as well as a careful approach to nature, represent the benchmarks for our activities. The highest possible energy efficiency and innovative environmental protection systems are our goal.

We have a responsibility towards the general public. Accordingly, we feel obliged to pursue a policy of transparency, open communications and active corporate governance.

EVN meets its social responsibilities by opposing every form of discrimination in the workplace and day-to-day business.

We contribute to the sciences, arts and culture in a manner appropriate to our company.

Through the implementation of this corporate policy, we fulfil our claim to competence, "Using energy wisely."

Contents

Highlights 2003/04

- EVN occupies top positions in sustainability rankings.
- New and innovative environmental services in the water and waste sectors.
- An active dialogue with stakeholders, great interest in EVN's information range.
- Systematic plant optimisation as a contribution to climate protection.
- Korneuburg soon to become the last EVN thermal power station to obtain accreditation.
- TÜV "Certificate of Origin" accreditation for EVN electricity.
- Preparations for emissions trading from 2005 onwards.
- Ongoing increase in the share of renewable energy sources in power generation.
- Numerous small-scale, hydropower plants and biomass plants.
- Initiatives in the area of landscape, flora and fauna conservation, including special biotopes for rare species of birds.
- New EVN health guidelines.
- Expansion of the EVN school service.
- New sustainability homepage: **www.responsibility.evn.at**

Key indicators 2003/04

		2003/04	+/– %
Economy			
Sales revenues	EUR m	1,207.3	+ 11.6
Operating result (EBIT)	EUR m	114.6	+ 11.8
Net result	EUR m	117.4	+ 14.5
Ecology			
Electricity production in wind power plants	GWh	63.3	+ 69.7
Electricity production in small-scale hydropower plants	GWh	165.7	+ 17.0
Heat generation using biomass	GWh	157.7	+ 22.5
Society			
Employees	Number	2,608	+ 12.6
Sales revenues/employee	TEUR	462.9	– 0.9
Days lost due to working accidents	Number	766	– 20.5

EVN – a leading energy, water and infrastructure services group

EVN is a leading, listed Austrian energy and services group with headquarters in Lower Austria, the nation's largest federal province. The Group provides its customers with electricity, gas, heating, water, waste incineration and related services on a one-stop shop basis by means of highly modern infrastructures.

As a growth-oriented company, EVN is endeavouring to share in the dynamic growth potential offered by the CEE states. By obtaining majority holdings in two regional electricity supply companies in south-eastern Bulgaria, EVN successfully participated in the privatisation of the country's electricity industry.

Via a network of fully-owned subsidiaries, EVN is also active in the areas of water and waste incineration within Austria and eleven other CEE states.

As a result of the realisation of synergy effects between the various business areas within the Group, sustainable value is to be created in the interests of EVN's shareholders, customers and employees.

Comprehensive responsibility in an increasingly connected world



Dear Reader,

For EVN, responsibility to shareholders, the environment and society is not a catchphrase, but rather the company's daily business approach during more than 80 years. Many aspects of EVN's activities are very much in the public eye, whether they involve the economic use of energy and resources, climate protection, the securing of a clean water supply and the environmentally compatible treatment of wastewater and waste, or concrete questions relating to the future of energy and infrastructure supplies. Against this backdrop, our objective is the reliable fulfilment of our extensive social responsibilities in an increasingly connected world. Accordingly, we continue to seek to examine and raise our already high standards in the environmental and social sectors.

With our attractive and comprehensive range of infrastructural and environmental services, today EVN acts as a competent partner to both local government and individual customers. This successful transition from being purely a supplier to the status of a comprehensive services utility, which has been accompanied by the steady reorientation of all Group activities towards sustainability, mirrors the central strategy employed by our company during the past 15 years.

This report is intended to document our comprehensive understanding of sustainability-oriented company management. As in the past two years, the content is divided into the three areas of Economy, Ecology and Society and offers an overview of the various EVN Group initiatives in these sectors. Extensive coverage is given to issues such as corporate governance, dialogue with stakeholders, climate protection and emissions trading. Moreover our supplier relations, the safeguarding of the landscape, flora and fauna, as well as our commitment concerning social matters within our corporate environment, also represent important topics. Naturally, as bearers of special EVN Group know-how, our employees constitute a major factor in sustained, successful company development. Our initiatives in their interest are therefore also described in detail.

Parallel to this report, under **www.responsibility.evn.at** we have established a sustainability homepage. On the one hand, this meets the increased need for a faster and more interactive exchange of information and, on the other, contributes to transparency and the raising of levels of awareness both internally and externally. While the new homepage is primarily intended to serve the documentation of general principles and the longer term development of EVN in the corporate social responsibility area, this report spotlights the concrete measures of the past financial year.

EVN activities and services are part of modern industrial society and its natural backbone. The scope and weight of our responsibilities are thus clearly delineated. Living up to this claim is the most important premise for our activities. However, the benchmark for our success is not comprised primarily by the current list of activities, but rather a long-term responsibility to future generations.

Rudolf Gruber | Peter Layr | Herbert Pöttschacher

Dürnrohr, Lower Austria



"A cycle...

... is great, but not when it comes to waste incineration! It is difficult to imagine what we find in the household refuse that arrives for incineration, e.g. fridges, not to mention bicycles. Luckily everything is carefully inspected and sorted. We then convert the approximately 300,000 t of waste that come every year, which add up to virtually all of Lower Austria's garbage, into electricity and heat."

Gernot Alfons, plant manager, AVN waste incineration plant, Dürnrohr

EVN Group employees
Always at your service

A responsible approach towards shareholders and customers

Sustainable economic success is the only means of securing value creation for shareholders. At the same time, long-term service excellence is essential to a company's ability to attain a strong market position through attractive and competitive products. EVN therefore has the declared aim of offering equally positive business performance to shareholders, customers and society in general. This credo also applies to the ecological sector, as sustained performance represents the basis for investments in environmental protection. The optimisation of our capital structure, ongoing growth, sustained increases in cost efficiency and a related improvement in operative development all contribute to the achievement of this objective. EVN also feels obliged to apply economic, ecological and social principles to its purchasing policy.

For an energy and infrastructure services company like EVN, security of supply is a vital element in sustainability-oriented management. In the past, the electricity supply field was dominated by technological considerations. Today, however, the major priority is to ensure the best possible guarantees of supply in a liberalised market.

In order to make EVN's customer performance as attractive and individual as possible, the company relies on quality products and services in combination with professional customer support. First class standards are secured by the most modern technologies and infrastructure along with EVN's extensive consulting and services portfolio.

EVN also sees its research and development activities as a contribution to successful future development. In particular, the company has long been one of the international leaders in the field of power station technology and is constantly involved in research projects, which are funded partially by the EU. An important factor in this regard is formed by ongoing increases in efficiency and reductions in generation plant emissions.

Economic standing of the EVN Group



In the course of the systematic implementation of its multi-service utility concept, during recent years EVN has completed the transition from being purely an energy supplier to a customer-oriented, public services enterprise. As a result, apart from the integrated supply of electricity, gas and heating, water, waste incineration and infrastructure have been added as complementary business areas and possess dynamic growth perspectives. Through horizontal and vertical integration in the areas of electricity, gas, heating and water, where the EVN Group covers the entire value added chain from generation to the supply of end customers, EVN attains cost advantages and provides its customers with all types of energy, water and infrastructure services on a one-stop shop basis.

Strengthening of competitive positions through partnerships, electricity supplies from hydropower secured


EVN

Against the background of the liberalisation of the European electricity and gas markets, for a number of years EVN has been endeavouring to enhance its competitiveness through the systematic pursuit of partnerships with other Austrian regional utilities and the traditional upstream suppliers, Verbund Group and the national oil and gas company, OMV. Following the successful start of operations of EconGas as a joint venture for gas trading and large customer sales in 2003, during the past financial year, further important steps have been made with the European Competition Commission's approval for the "Austrian electricity solution". This not only strengthens EVN's competitive position in Europe's liberalised energy market but, above all, secures electricity customer access to certificated, Austrian hydropower.

An efficient network

One important factor in the secure supply of customers is EVN's efficient transmission and distribution network. All in all, the electricity supply line network consists of more than 46,000 km of high-, medium- and low-voltage lines. These are supplemented by around 10,000 km of gas pipelines, 3,000 km of optic cables for data communication and 1,410 km of water pipes.

A flexible energy generation mix

Another central aspect of a reliable supply of electricity, gas and heating is EVN's flexible generation mix. Above all, security of supply is ensured through the variety of EVN's generating capacity. The storage power stations in Ottenstein, Dobra, Thurnberg/Wegscheid, Wienerbruck and Erlaufboden, together with the thermal power stations in Theiss, Dürnrohr and Korneuburg, furnish Lower Austria with its basic electricity supply. In addition, 62 small-scale hydropower plants provide environment-friendly power from a renewable source. A flexible generation mix is supplemented by three wind power farms in Gänserndorf, Neusiedl/Zaya and Prellenkirchen.



High levels of dynamism in the new business areas, environmental services in the water and waste sectors

Apart from ongoing expansion in the core energy sector, EVN has been able to considerably strengthen its position in the business areas of water and waste incineration. As a consequence, with its attractive and comprehensive range of infrastructural and environmental services, today EVN acts as a competent partner to local government and individual customers. Together with its partners and customers, through these activities EVN makes a significant contribution to sustainable development in the energy and infrastructure sector and at the same time creates sustained value for its shareholders.

The take-over of the WTE Group at the beginning of the past financial year, means that EVN is now able to offer comprehensive supplies and services in the drinking water and wastewater treatment sector both in Austria and internationally. In addition, the ecological and economic success of the waste incineration plant adjacent to the Dürnrohr power station, has put EVN in a position where it can use the resulting know-how, technological expertise and sophisticated logistics concept for new projects in the waste treatment sector.

EVN development in the 2003/04 financial year

The following description of EVN business development in the 2003/04 financial year does not replace the detailed economic and financial presentation provided in the Management Report. This can be read in the EVN Annual Report 2003/04.

For EVN, the 2003/04 financial year was highly successful, a fact that was not only mirrored by the good financial numbers. Indeed, with the purchase of the German water services supplier WTE, the successful start of waste incineration and the resulting internationalisation of water and waste incineration business, participation in the privatisation of two Bulgarian electricity suppliers and the consolidation of the Austrian electricity and gas markets, during the period under review, decisive steps were taken towards the securing of further, profitable Group growth.

Sales revenues up on the preceding year

In spite of relatively unfavourable general conditions, during the period under review EVN again succeeded in surpassing the good figures of the previous year. On the platform of increased sales in virtually all areas, with the exception of gas, where a fall occurred due to the transfer of trading and large customer business to EconGas, energy revenues were higher than in 2002/03. Sales in the supplementary environmental services area, which comprises water and waste incineration and has been considerably enlarged, rose sharply.

Sales revenues by business area


10%
11%
4%
54%
21%
Electricity
Gas
Heating
Water
Other
Total sales revenues 2003/04:
EUR 1,207.3 m

The inclusion of WTE also meant that for the first time the EVN Group attained earnings outside Lower Austria. All in all, EVN Group sales revenues for the 2003/04 financial year amounted to EUR 1,207.3 m, which was 11.6% up on the preceding year.

Results markedly higher

In line with this sales trend, the operating result (EBIT) for the 2003/04 financial year was 11.8% higher than the EUR 102.5 m of the preceding year at EUR 114.6m. Consequently, the negative influence derived from high energy prices, which prevailed throughout the period under review, was largely counteracted by expansion in the water and waste incineration business areas.

Suppliers

During 2003/04, EVN spent EUR 662.3 m on purchases of energy and services, which was 1.9% more than in the preceding year. This was largely due to the steep rise in the market prices for electricity and primary energy, although energy purchases in the gas sector largely ceased due to the transfer of key account and trading activities to EconGas.

Employees

While the average size of the EVN Group work force rose by 12.6% during the 2003/04 financial year, due mainly to the acquisition of the WTE Group, personnel costs only increased by 5.5% to EUR 200.5 m. This disproportionately small increase can be traced to a fall in the expenditure for severance payments and pensions. During the period under review, personnel costs accounted for around 16.6% of sales and the EBIT per employee stood at about TEUR 43.9, which despite the considerable increase in the work force, was comparable with the figure of the preceding year. This means that EVN occupies the top ranking among Austria's integrated energy suppliers.

Earnings per share


3
2
1
EUR
2.39
2.73
3.08
2001/02
2002/03
2003/04
Earnings/share

Net result

The Group net result improved by 14.5% to EUR 117.4 m.

Society

EVN paid a total of EUR 18.0 m in taxes on profit for the 2003/04 financial year. In addition to numerous activities within its social environment, this represented a contribution to the company's public assignment in the interests of Austrian society.

Dividend per share


0.9
0.6
0.3
EUR
0.70
0.75
0.95 1)
2001/02
2002/03
2003/04
Dividend/share

[1] As proposed to the AGM.

Book value per share


30
20
10
EUR
28.3
30.9
38.3
2001/02
2002/03
2003/04
Book value/share

Ownership structure


< 34%
51%
> 5%
10%

Province of Lower Austria
EnBW
Raiffeisenlandesbank Oberösterreich
Free float

Base: filings according to Austrian stock exchange regulations and representation at the AGM

Shareholders

Following an increase in dividends of 7.1% in the preceding year, the Executive Board proposes a further rise for the 2003/04 financial year of 26.7% to EUR 0.95. This corresponds with a payout ratio of 33.1%.

EVN dividend policy is targeted on sustainable, gradual development. It accounts for long-term growth perspectives and the future investment and financing requirements of the Group, as well as appropriate returns for shareholders.

Solid balance sheet, capital increase enhances EVN's financial strength

EVN activities continue to be based on a very solid balance sheet structure. All in all, as compared to the last balance sheet date, the consolidated balance sheet total of the EVN Group increased by EUR 738.2 m to EUR 3,732.0. At the end of September 2004, the equity ratio stood at 41.7%, which was up on the 38.8% of the previous year. This clearly illustrates a stable and healthy balance sheet structure.

EVN completed an important capital measure in July 2004. Within the scope of a capital increase, a total of 3.3 million new shares, or around 8.8% of share capital, were placed with existing and new investors. The issue was clearly oversubscribed and provided proceeds of EUR 133.7 m. Apart from the creation of a solid capital basis for the further expansion of EVN, these measures increased both the liquidity and attractiveness of the EVN share.

The EVN share, an investment in sustainability

FTSE4Good Index Series

ETHIBEL
MEMBER OF THE ETHIBEL SUSTAINABILITY INDEXES

Top 10 Corporate Responsibility rated by oekom research

INrate
ethical assessments by INFRAS and NEST

EVN is represented in several sustainability indices and rankings.

During the past three years, EVN has systematically positioned its share as an investment in sustainability, thus gaining access to the steadily growing number of investors in this segment. Indeed, in the capital increase completed during the summer of 2004, part of the EVN shares issued were taken up by sustainability funds.

Although currently at a low level, the market for sustainable investments demonstrates ongoing expansion and for a listed company, represents an attractive supplement to the conventional capital market. Since the beginning of 2004, the purchases made by sustainability-oriented public funds on behalf of institutional and private investors in the German-speaking region have risen by 5.5% to approximately EUR 4.5 bn. This increase reflects the recognition on the part of many investors that companies with a sustainability orientation offer higher, long-term earnings potential due to the minimisation of environmental and social risks.

Confirmation in FTSE4Good and Ethibel

EVN's efforts in line with sustainability-oriented corporate management have been underpinned on several occasions by acceptance into related, special indices. For example, EVN's membership in the FTSE4Good has been renewed in March 2004. EVN is therefore listed on both the FTSE4Good Europe Index and the FTSE4Good Global Index. The FTSE4Good offers sustainability-oriented investors the possibility for targeted investments in companies, which meet globally recognised standards in connection with responsibilities appertaining to the environment and stakeholders. The companies listed in the Index are subjected to ongoing comprehensive audits. The EVN share is also represented in the Ethibel Sustainability Index Group (ESI), which is formed by the ESI Global and ESI Europe.

Top positions in several sustainability rankings

These initiatives are also reflected by EVN's excellent placings in international, sustainability rankings. EVN occupied rank 6 among the 37 energy suppliers audited worldwide for the sustainability ratings of the German Oekom Research Institute. Moreover, in its international comparison, the Swiss INrate Institute placed EVN among the leading companies and in another study concerning sustainability-oriented corporate management in listed Austrian companies carried out by the Vienna University of Economics, EVN came an excellent fourth in the overall evaluation and second among industrial companies. As a consequence of these positive evaluations, EVN is recommended by leading financial services companies as a worthy investment from an ecological and social viewpoint.

The EVN Share 2003/04

Basis: October 1, 2003


160
140
120
100
%
Oct
Nov
Dec
Jan
2004
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
EVN closing price
ATX
Dow Jones Euro Stoxx Utilities

Solid performance 2003/04

During the period under review, the EVN share gained 14.6% in value. From October until the end of April 2004, the price benefitted initially from the good performance of the ATX and during this period rose by around 25%. This was followed by a marked fall in May 2004, which was then fully compensated for by the market's positive reaction to the half-year report published at the end of the same month. Following the capital increase completed in July 2004, which was allocated at a price of EUR 40.50 per share, by the end of the business year, the share price rose further to EUR 41.50.

Security through long-term investment

Investments form a platform for sales and profits in years to come. With total investment of EUR 168.8 m in tangible and intangible assets, during the 2003/04 financial year EVN again invested considerable sums in its future. This funding was used primarily for the enlargement of electricity, gas and heating transport and distribution networks and their adjustment to the needs of the liberalised electricity and gas market. Another focal point was expansion in the biomass and small-scale hydropower plant areas.

The backdrop to these investments is largely furnished by a marked increase in demand. For example, since 1998, electricity demand in Austria has risen by an average of 2.4% annually and there is a growing need for electrical power throughout Europe. In 2000, Austria became a net importer of electricity, importing more than it exports. This means that additional power station capacity will be required for the future.

In this situation, one of the most important prerequisites for the energy and water industries is a reliable, long-term framework. This is based on the premise that the political will and the necessary economic decisions relating to infrastructure maintenance and expansion are all given. This is vital due to the fact that the periods involved in such a process are extremely long. On average seven years are required from the investment decision to plant availability and a further thirty years are needed for power station amortisation.

Detailed information concerning business development within the EVN Group is provided in the 2003/04 Annual Report, which is published at the same time as this Sustainability Report. Should you not already have a copy, the current Annual Report is available on-line at **www.investor.evn.at**. For questions relating to EVN business development or the company share, please send an e-mail to: **investor.relations@evn.at**.

Corporate Governance

Good corporate governance is part of EVN's corporate approach and in September 2003 the company introduced its own separate code. As a result, for the first time stakeholders have access to a manual, which offers a clearly structured and easily understandable presentation of the management and control procedures in place at EVN.

EVN regards corporate governance as being the sum of all the basic principles concerning shareholder interests, which focus on transparency and a balanced relationship between management and control, while preserving the ability of the uppermost levels of company management to take decisions and act efficiently. In line with the Austrian Corporate Governance Code, EVN has combined those principles, which are best suited to the optimisation of a responsible corporate management and control system that is geared to the creation of a long-term rise in value.

The EVN AG Corporate Governance Code as well as additional information on this topic are available on the EVN investor relations homepage at **www.investor.evn.at/CorporateGovernance**.

An emphasis on compliance, extensive measures prevent insider information misuse

EVN attaches great value to the careful handling of information in connection with business operations, as well as the supply of immediate and transparent information to all capital market participants.

In the capital market sector, the obligations to confidentiality in Austria have been tightened up by special mandatory regulations (Stock Exchange Act, Issuer Compliance Directive). EVN had already introduced these rules internally several years ago by means of its own organisational directive ("Measures for the prevention of the misuse of insider information"). This has secured the orderly communication of information, which is capable of exerting a considerable influence on the price of the EVN share or other securities issued by EVN. The communication of such sensitive information is regulated in line with fairness and the objective of providing information symmetry for all market participants. The aim within the company is an appropriate awareness of this problem, while externally, the regulated handling of information relevant to the share price, is intended to create sustained confidence among investors.

In order to guarantee correct procedures with information of relevance to the share price within the company, EVN currently has 18 constant "areas of confidentiality", which on certain occasions are supplemented by so-called "ad hoc areas of confidentiality". Within such areas of confidentiality, the communication of such insider relevant facts is generally permitted, while the transfer of such information from one area of confidentiality to another may only occur for important, internal company reasons. The involvement of persons from outside the company is subject to stringent regulation.

Another measure aimed at the prevention of the misuse of insider information is the appointment of a compliance manager, who reports directly to the Executive Board. In particular, the compliance manager is responsible for the consulting and support of the executive management, as well as reporting, the administration of general information and the training of employees, mandatory employee representatives, as well as other persons in the company with regard to the correct handling of information of relevance to the share price. The compliance manager maintains a compliance register and completes checks in the form of sampling.

Dialogue with stakeholders

EVN endeavours to seek an active dialogue with all its stakeholders. It also offers the general public possibilities to gather information concerning the company at first hand, e.g. at the Visitor Centres at the Theiss thermal power station, the storage power station in Ottenstein, the recently opened AVN waste incineration plant, and the Wind Power Information Centre in Prellenkirchen. An ongoing dialogue with the local authorities in the supply region, as well as with non-governmental organisations (NGOs), forms part of the company's activities.



The open day at the new waste incineration plant in Dürnrohr attracted great interest among both adults and children. At the end of the sightseeing tour, an Austrian Railways exhibition train and the opportunity to take a ride on a "garbage locomotive" awaited the visitors.

Open day at the Dürnrohr waste incineration plant

The AVN waste incineration plant in Zwentendorf/Dürnrohr went into operation punctually at the beginning of 2004. Roughly six months later, on June 20, 2004, an open day was held to allow the public a detailed insight into Austria's largest and most modern waste incineration plant.

Initially, the visitors received an overview of the plant's functions by means of a 3D presentation video. Subsequently, a tour was provided along a secured route in order to furnish the guests with a "live" impression of the plant. En route through the plant, the waste bunkers with their cranes and the waste boiler were viewed and the flap on the waste bunker in the truck unloading hall was opened in order to give an unusual view. Finally, the tour led to the automated crane for the unloading of containers, the railway sidings for waste delivery and the slag hall. From here, the guests were able to gain an impression of the boiler and the flue gas cleaning installation.



An exciting information day at EVN's Theiss power station.

Electricity adventure day

EVN also opens up its power generation plants to the general public on a periodic basis. Apart from tours organised within the scope of the EVN Visitor Centres, open days are also held at regular intervals. For example, in the period under review, as part of a national open day organised by the Austrian power industry, both the Theiss heating power station and the Prellenkirchen wind farm were available for sightseeing throughout June 5, 2004. Apart from an opportunity to visit the plants, EVN also provided a varied programme for the entire family.

At the Theiss power station an adventure trail with valuable information concerning electrical power awaited the visitors. For the daredevils among the guests, there was also a chance to do some "house running". In Prellenkirchen, the visitors to the multimedia Wind Power Information Centre were able to gather information about environment-friendly power generation using wind.

Number of visitors in the EVN Group Visitor Centres


25,000
20,000
15,000
10,000
5,000
Visitors/y
1999/00
2000/01
2001/02
2002/03
2003/04
2,157
4,711
4,067
4,882
4,144
6,453
1,445[1]
3,592
11,160
7,500
4,872
9,623
AVN waste incineration[1]
Ottenstein power station
Theiss power station
[1] January–September 2003: The AVN plant was completed at the beginning of 2003.

Our customers

In the highly competitive energy market, a durable and positive relationship with satisfied customers is precisely the basis required for continued corporate success and, therefore, represents EVN's top priority. The realisation of this claim is served by the competent, individual service offered by 26 Customer Centres, ongoing quality management, ongoing improvements in the services and consulting range, as well as an around-the-clock emergency service. EVN regularly commissions independent opinion surveys, in order to remain informed about the needs of its customers on an up-to-date basis.

A competent partner with extensive environmental services

EVN regards itself not as a supplier, but rather a competent partner to its customers with a long-term orientation. One especially important factor in this regard is teamwork with local authorities, for which EVN offers a wealth of special services tailored to the municipal area. For example, in the water and wastewater sector, EVN is able to provide customised solutions on the basis of its extensive, modular designed services know-how.


energiepartner.gemeinde
Mit gemeinsamer Energie
für das Wohl Ihrer Bürger
EVN

Joint environmental protection measures with customers

As an environmentally conscious energy services company, EVN sees its responsibilities as not only including the provision of efficient economic solutions, but also the minimisation of any negative environmental impact in co-operation with customers. Therefore, apart from supplying electricity, natural gas, heat, and water, EVN offers a wide range of consulting and other services, which promote a balanced combination of economic and environmental objectives. In addition to an initial, free advisory meeting with EVN experts, these services mainly consist of the preparation of individual energy concepts, construction and energy engineering consulting, and advice in connection with environmental grants and boiler exchange promotions.

In general, the services can be summed up under the heading "demand side management", in which the careful use of energy and the preparation of low-cost, efficient and environmentally compatible solutions predominate. The services offered by EVN consulting are in great demand from private households, commercial and industrial companies, and local authorities.

"Well informed" through EVN energy consulting

EVN's energy consulting specialists support customers with a number of interesting services under the heading, **"Well informed! Advisory packages for private house building and renovation."** In addition, EVN also provides attractive advice packages to local authorities.

Household energy services

- Free, initial energy advice
- Construction and energy engineering consulting
- Heat pumps
- Heat recovery ventilation
- Condensing gas furnace technology
- Solar energy-based water heating systems
- District heating from biomass
- Natural gas
- Ice storage cooling units
- Home loans
- Building renovation NEW
- Completion of air leakage measurements
- Thermography

Municipal energy services

- Energy contracting
- Lighting service
- Energy concepts


Biomasse


Infrastrukturservice
Energie für Gewerbeparks.
Von Anfang an dabei.
EVN


Lichtservice
Die Komplettlösung für Ihre öffentliche Beleuchtung
EVN

EVN at the Passive House Conference

Within the scope of its energy consulting services, EVN is intensively involved with the passive use of solar energy. The focal point is the "passive house" topic, which involves the design and completion of low-energy buildings.

Against this background, in April 2004 EVN participated in a specialist exhibition within the scope of the European Passive House Conference in Krems, Lower Austria, and on its stand showed its products and services. The concept, "10 steps to the passive house with EVN" was described in the course of presentations. In addition, visitors were introduced to the function and applications of thermographic cameras. Finally, EVN contributed to the specialist congress with a lecture on the topic of "Quality assurance through thermography".





Comprehensive information on the savings potential provided by passive solar energy use.

EVN know-how for Raiffeisen consultants

In order to put the concept of a careful approach to energy use on the widest possible footing, EVN has also made its comprehensive know-how available to the home service advisors of the Raiffeisen banking group. The background to this initiative is formed by the fact that the advisors are now subject to a marked increase in demands due to amended directives for the allocation of grants for new house building and renovation in Lower Austria. Therefore, in conjunction with the Raiffeisen banks, EVN has drawn up a special training programme, which furnishes the advisors with information on the following topics:

- The basic principles of building physics
- Energy characteristics, energy pass
- Factors influencing energy characteristics and consumption
- Estimates of key energy indicators for new and renovated houses
- EVN consulting offers (energy pass, thermography, air density measurements)

In January and February 2004 around 250 Raiffeisen home service advisors completed this training successfully.

Investments for the future – Research & Development

Particularly in the power generation sector, EVN concentrates its research activities with the aim of launching new technologies for efficient energy conversion and application within its own area. Among other measures, the company undertakes research co-operation with engineering colleges, polytechnics and universities of technology. EVN also participates in numerous EU-funded projects, which are undertaken in teamwork with other enterprises and institutes.

European research at EVN

In order to achieve further optimisation of its power station operations, EVN regularly participates in international research projects. At present, five such undertakings are in progress, four of which will be completed by the end of 2004 and EVN is currently negotiating with the European Union concerning several new projects. These are all concerned with economic-technical questions relating to the Dürnrohr power station, with research into the clean and safe use of hard coal in power stations as the predominant issue. EVN is working together with numerous, international institutions in this context.

Curent projects

Project name	Project target	Time scale	EU funding as a % of EVN costs
PRISUB	Use of steam from a waste incineration plant in an existing power station	2000–2004	35%
ABACO	Improvement in the efficiency, the emissions, slagging, etc. in coal-fired power stations through the prior evaluation of the anticipated combustion processes	2002–2004	63%
OAC	Ongoing classification with immediate analysis of the coal being fed to the boiler	2002–2004	60%
ESP	Minimisation of the environmental impact of coal firing through improved exhaust air cleaning (process control)	2002–2004	61%
ADMONI	Improved surveillance for greater efficiency	2003–2006	61%

Power generation from biomass research project

During the period under review, EVN continued an interesting research project on the topic of power generation from biomass in the new Wiener Neustadt suburb of Civitas Nova. EVN and its partners from the scientific and engineering industry fields are operating an innovative pilot plant, which generates wood gas from forest chippings, which is then used in a gas engine for electricity and heat production. At full output, the plant supplies around 700 kW of heat and some 500 kW of electricity using approximately 500 kg of forest chippings per hour.

Following the commencement of test operations in 2003, the plant is currently in the optimisation phase. During the period under review a number of modifications were completed, including the redesign of the combustion grate. Test operation has clearly paid off and has demonstrated the functionality of the plant. All in all, the plant has completed 1,600 operational hours to the complete satisfaction of all those involved. In September 2004, the plant underwent a continuous test lasting around 400 hours, which simultaneously demonstrated that unmanned night operations are possible. The research project is to be continued during the coming two years and it can be expected that the technical development of the process will be concluded within this period. However, if the related general and funding conditions do not alter, the commercial application of this technology remains open to question.

The scientific aspects of this project are being administered by the Vienna University of Technology. One of the focal points in this respect is the ongoing monitoring of the tar content of the residues. This has proved to be comparatively low and thus indicates that the wood gasification process has been ideally regulated. Measurements of the clean gas also showed positive values and confirmed the efficiency of the downstream gas cleaning installation.

Electricity generation using biomass



Wood
approx. 500 kg/h
Product gas
Flare
Air
Electricity
Scrubber
Electrofilter
Blower
Air
Air
Cooler
Cooler
Gas motor
Generator
700 kW$_{th}$
550 kW$_{el}$
Flue
Ash
Filter
Solids
Gasifier
Biomass-fired-boiler

Supplier relations

As a company, which is under the majority ownership of the Lower Austrian government, EVN is subject to both Lower Austrian tender legislation and the 2002 federal law on tendering. Accordingly, its sourcing should take questions of sustainability into the greatest possible account. As a rule, contracts are allocated to efficient and reliable companies at reasonable prices in accordance with the basic provisions of EU legislation, the principles of free and fair competition and equal treatment of all applicants and tenderers. The environmental compatibility of the service involved is also considered during the tender allocation process. In particular, this occurs through the inclusion of ecological aspects in the description of the service, the determination of the technical specifications, or the establishment of definitive award criteria with an ecological connection. Careful attention is also paid to social factors.

Auditing of external suppliers

Ongoing improvements with regard to the health of its employees, work safety, fire and environmental protection are a central EVN concern, which extends beyond the company. As a result, EVN demands adherence to strict quality criteria from its suppliers. For example, since the beginning of 2004, all construction companies are checked prior to working with EVN as to their adherence to current, mandatory requirements relating to employee protection. A special emphasis is placed on the responsibility of contractors for their subsuppliers. This enables EVN to ensure that the employees of external companies also work according to the EVN Group's high safety standards, thus keeping accidents to a minimum.

Socially-oriented sourcing, orders for the protected workshops in St. Pölten

Apart from employing people with special needs within the company, wherever possible EVN makes every effort during order allocations to give preferential treatment to handicapped persons. Of special importance in this regard is the teamwork with the protected workshops in St. Pölten, which in the spring of this year emerged as the winner in a EU tendering process for a contract for the production and supply of heat transfer stations.

The heat transfer stations, which are to be built by the protected workshops in St. Pölten during the coming two years, transfer heating energy from the district heating network (primary circuit) to the customer system (secondary circuit) and therefore represent the link between EVN's heating networks and the heating and hot water systems of the customers.



The concept of the protected workshops in St. Pölten is based on the employment of a work force, 80% of which have special needs, while still attaining a balanced result. At present, the workshops have 350 well-trained employees. In recent years, EVN has steadily raised its allocation of orders to this tried and trusted partner.

Zagreb, Croatia

"Cloudy, or not at all...

... is my motto when it comes to apple juice. However, where water is involved, I apply a completely different set of purity principles. As general manager at the Zagreb wastewater treatment plant, along with my colleagues, I have been responsible for dealing with the wastewater from 1 million people since April 2004. What's more, this volume will increase in 2005, when in a second expansion phase, the plant will start to handle virtually all the wastewater in the Croatian capital."

Thomas Wolf, general manager, WTE, Zagreb



A responsible approach towards the environment and natural resources

One central corporate goal of the EVN Group is the minimisation of the environmental impact of all its activities. In this regard, the company goes far further than merely adhering to international and national environmental protection regulations and endeavours to continually improve its environmental performance. In line with the principle of sustainability, care is taken to achieve equilibrium with economic and social objectives.

At a very early stage, EVN also established a comprehensive environmental management, in order to accommodate environmental protection factors in all its managerial decisions.

In its energy business, EVN has taken numerous environmental initiatives, which include the use of renewable energy sources for the generation of electricity and heat, systematic increases in efficiency at its thermal power stations and comprehensive customer consulting concerning every aspect of a conscious and sustainable approach to energy questions.

In the water management sector, EVN's activities are characterised by the studied conservation of the environment and the consideration of future needs. Here, the focus is on the protection of domestic water resources and their responsible and sustainable utilisation. Additional impetus has been created in this sector by the comprehensive services in the wastewater sector provided by WTE Group, which was purchased during the past year.

Moreover, EVN makes an important contribution to a reduction in environmental impact through its waste incineration activities, as evidenced by the start-up of the Group's first incineration plant at the beginning of 2004.

Environmental management and accreditation

Since its inception in 1991, EVN Environmental Controlling has reported directly to the Executive Board and as a result of the anchorage of environmental protection at the highest management level, during the past decade, major steps have been taken in the environmental protection field. These include the refurbishing of Theiss power station with the very latest environmental protection systems, the implementation of an environmental management system in line with ISO 14001 and EMAS, the completion of numerous biomass-fired district heating plants, various initiatives in the field of renewable energies, an involvement in climate conferences, etc.

In 1995, Theiss became the first thermal power station in Central Europe to receive ISO 14001 accreditation and was followed in 1996 by the Dürnrohr power station and during 1998/99 by EVN's entire district heating plants. These included the first biomass-fired, district heating plants in Austria to have an accredited environmental management system.

In the meantime, the four accredited EVN locations and location groups have adapted to the ever-stricter requirements of the new EMAS II regulations.

Ongoing optimisation

The continuous improvement process demanded by EMAS and ISO 14001 represents both the nucleus of, and the guarantee for, the ongoing optimisation of EVN' s environmental protection performance.

The existing EVN environmental management system offers an excellent platform for the mastery of future challenges, including those relating to sustainability questions. Accordingly, at present, work is continuing on the expansion of the system to include those aspects of sustainability that are currently missing with the objective of establishing comprehensive sustainability management.

Successful implementation of the 2003 environmental programme

In its 2002/03 Sustainability Report, EVN presented some of the highlights of its current environmental programme. Most of these projects were completed as scheduled during the past financial year. However, due to the ambitious timescale one or two were left unfinished, which necessitated an extension to the implementation period.

The following are examples from last year's environmental programme:

- **Reduction in noise emissions at the Allentsteig district heating plant by 20–30%**

  Measures. Installation of silencers in the area of the oil-fired boiler flue and the oil and bio-boiler air vents.

  Implementation. In order to provide the local population and the environment with optimum protection against the noise generated by the Allentsteig district heating plant, during the planning approval process, the authorities demanded a very strict noise emission level of 75 decibels in the stack area and 60 decibels around the air vents. Noise emission measurements taken after the completion of the plant demonstrated that, with the exception of the oil-fired boiler flue, the prescribed limits were being maintained throughout the facility. Therefore, noise filters were retrofitted with the result that noise emissions were cut to 72 decibels in the flue area and to 51 decibels around the air vents.

- **Reduction in fire hazards at the St. Veit district heating plant**

  Measures. Replacement of the smoke duct between the multi-cyclone and the boiler 1 flue (winter operations).

  Implementation. In the course of an external audit of this location, wear was identified in the smoke duct between the multi-cyclone and the boiler 1 flue. The smoke duct located downstream of the cyclone (dust extractor) is subject to mechanical abrasion in this area due to the residual dust content and high speed of the flue gas. A detailed study using a wall thickness measurement device pinpointed the weak spots in the steel duct, which had been in use since 1991, and thus located potential fire hazards. A higher grade of steel was selected for the replacement section, in order to ensure longer service life.

- **Reduction in cleaning agent and fuel consumption at the Theiss power station**

  Measures. Installation of an automatic washing unit for the targeted cleaning of the gas turbine compressor.

  Implementation. The main components in a gas turbine consist of a compressor, a combustion chamber and a turbine. Due to the fact that during operation the compressor can be clogged by a variety of air-borne particles (dust, pollen, waste gas, etc.), its efficiency may suffer and air throughflow be restricted, which in turn leads to a fall in overall plant efficiency. Therefore, in order to prevent such a scenario, the compressor must be cleaned at regular intervals. In the past, at the Theiss power station these intervals averaged one month (depending on actual plant operation). This required the feeding in of a cleaning agent via a nozzle system and the related shutdown of the plant. However, following the installation of a new, fully automatic system, cleaning can take place during operation and at the respective ideal moment. This ensures gas turbine running throughout the winter, as well as cutting the personnel requirement for filter cleaning. In addition, the efficiency of the condenser has been optimised along with that of the entire gas turbine.

The new washing system for fully automatic cleaning of the condenser at the Theiss power station.



Highlights of the EVN environmental programme 2004

Improvement	Date
Improvement in flue gas dedusting at the St. Veit district heating plant by means of the replacement of the cyclone.	Spring 2005
Combustion optimisation (afterburning, adjustable combustion chamber temperature, reduced slagging) at the Mank district heating plant through the retrofitting of biomass boiler 1 with a flue gas circulation system.	Autumn 2004
A reduction in the dust loads from biomass plant de-ashing systems of around 90% through the partial primary air extraction from ash ducts.	Autumn 2004
Operational optimisation (improvement in the optimisation programme) for greater efficiency at the Dürnrohr power station.	2005
Increase in efficiency in all load areas (fuel savings, emission reductions) through the modification of full load running with block B and the M5 gas turbine in combined operation at Theiss power station.	2004/05
Replacement of electrical and control systems at Theiss power station for increased availability, a reduction in fire hazards and improved monitoring of the two older M1 and M4 gas turbines.	2005/07
Adaptation of the operating and monitoring system at Theiss power station for a reduction in faults and downtimes, improved availability and optimum supervision of the use of fuel in block A.	End of 2004
Optimisation of overall efficiency through the installation of an anti-icing control in the block control system at Theiss power station.	2004/05
Optimisation of overall efficiency levels at the Theiss power station through various modifications to the control systems.	2004/05
Reduction in burner run-up losses and emissions during stand-by operation at the Baden district heating plant through the modification of the boiler to hot water circulation from the main system.	2004/05
Approx. 40% cut in NO_x emissions at the Baden district heating plant through the replacement of the existing burners with low-NO_x alternatives.	Programme over several years

Accreditation initiated for the refurbished Korneuburg power station



The preparations for accreditation in line with EMAS and ISO 14001 at the Korneuburg power station are progressing at speed.

An accreditation process and the appropriate preparations are currently under way at the refurbished Korneuburg power station. This is EVN's last thermal power station to undergo such a process, the start signal for the installation of an environmental management system having been given in the summer of 2004. At present, extensive preparations are being made for the introduction of the system, such as the drawing up of the documentation stipulated under EMAS and ISO 14001, the evaluation of the (environmental) impact of the plant and the precise examination of legal compliance.

A precondition for accreditation by an independent auditor is the successful completion of an internal audit. This is planned for the early summer of 2005 and external accreditation should follow in the autumn. Subsequently, all of EVN's thermal power stations for the generation of district heating and electricity will possess a validated environmental management system.

Heating plant accreditation according to EMAS and ISO 14001 continues

As a result of the dynamic expansion in EVN heating business, both of the company's heating groups are subject to continual enlargement through the addition of new plants. These are steadily integrated into the existing environmental management system and then subjected to an accreditation process. The initial certification of these "location groups" according to EMAS and ISO 14001 in 1999 involved a total of 19 plants, but in the meantime, this number has risen to 27. Three further plants are planned for inclusion in the next external audit, which is scheduled for the beginning of 2005.

In the meantime, environmental management systems have been integrated into standard managerial procedures at all accredited locations. At present, the focus of further optimisation is on a reduction in administrative expenditure through the introduction of a programme, which simplifies the fulfilment of all mandatory obligations, as well as the proof of adherence. Information concerning the environmental statements for the EMAS locations can be requested from **umweltcontrolling@evn.at**.

Accreditation of EVN plants


2005
2004/05: start of accreditation at the Korneuburg power station
2004
2003
March 2003: entry of the Dürnrohr power station according to EMAS II
December 2002: entry of the Theiss power station according to EMAS II
2002
December 2002: initial entry of the Heating Plant Group West according to EMAS
November 2002: initial entry of the Heating Plant Group East according to EMAS II
2001
2000
September 1999: certification of the Heating Plant Group East
1999
September 1999: initial entry of the Mödling district heating power plant
February 1999: certification of the Heating Plant Group West
1998
April 1998: certification of the Mödling, Baden and Wiener Neustadt district heating (power) plants
1997
February 1997: initial entry of the Dürnrohr power station
1996
Oktober 1996: certification of the Dürnrohr power station
May 1996: initial entry of the Theiss power station
1995
November 1995: certification of the Theiss power station

TÜV certification provides EVN electricity with a certificate of origin

TÜV Österreich vom österreichischen Bundesministerium für Wirtschaft und Arbeit akkreditierte Prüf-, Überwachungs-, Zertifizierungs- und Kalibrierstelle
TÜV Austria testing, inspection, certification and calibration body accredited by the Austrian Ministry for Economic Affairs

TÜV ÖSTERREICH

Zertifikat - Certificate

Geschäftsbereich Elektrotechnik

zu Bericht
evnw0705-BRU-PIR vom 16.01.2004

Art des Nachweises: Strom - Herkunftsnachweis

Name des Erzeugers: EVN AG
Anschrift: EVN Platz
2344 Maria Enzersdorf

Ort der Erzeugung: Kraftwerk Korneuburg, TK 2
Kaiserallee
2100 Korneuburg

Zeitraum der Erzeugung: 01.10.2002 bis 30.09.2003

Beschreibung: Im Kraftwerk Korneuburg wurde im Zeitraum 01.10.2002 bis 30.09.2003 aus den angeführten Primärenergieträgern folgende elektrische Energie (Netto) erzeugt:

Primärenergieträger	El. Energie	Einheit
Gas:	1.995	MWh

Prüfgrundlagen: NÖ Elektrizitätswesengesetz 2001 (NÖ ElWG 2001)
NÖ Stromkennzeichnungsverordnung (NÖ SKV) 7800/1-0 Stammver. 269/01
QVB-ET-01-850/04 des TÜV Österreich

Bemerkungen: Dieses Zertifikat entspricht in Verbindung mit dem oben angeführten Prüfbericht einem Ergebnisdokument der ÖVE/ÖNORM EN ISO/IEC 17025. Andere als die genannten Primärenergieträger kamen im gegenständlichen Kraftwerk für die Erzeugung elektrischer Energie nicht zum Einsatz.

16.01.2004
Datum der Ausstellung
Date of issue

Dipl.-Ing. K. Mayerhofer
Zeichnungsberechtigter
Authorised person

„Auszugsweise Vervielfältigung nur mit Genehmigung des TÜV Österreich gestattet"
„The duplication of this document in parts is subject to the approval by TÜV Austria."

TÜV Österreich
Technischer Überwachungs-Verein Österreich
Elektrotechnik
A-1230 Wien, Deutschstraße 10
http://www.tuev.at

Geschäftsbereich Elektrotechnik
Tel.: +43/1/61091-6400 Fax: +43/1/61091-6505
e-mail: et@tuev.or.at

Seite 1/1

The certificate of origin for the electricity supplied by EVN has been approved by TÜV.

Following the liberalisation of the electricity markets and the increase in opportunities for the sourcing of power via international electricity exchanges, customers have become increasingly preoccupied with the origins of the power supplied. In order to allow interested consumers to consciously select or reject a particular type of generation, the Lower Austrian Electricity Designation Directive and an amendment to the Austrian Electricity Industry and Organisation Act, require that all suppliers state the primary energy sources used for the power that they deliver. This takes place by means of a key supplied with the annual electricity invoice.

In order to furnish the prescribed proof of origin of its electricity, during the 2002/03 financial year, EVN submitted its production at the Theiss, Korneuburg and Dürnrohr thermal power stations to initial accreditation according to the criteria defined by the directive mentioned above. This audit was carried out by the TÜV and involved the compilation of production and consumption data for the individual energy sources and the assessment of the quantity statistics as to their plausibility. This fundamental examination extended to both electricity metering and switching schemes, as well as heat and machine engineering plans. Moreover, the information was verified by means of on-site inspections.

The TÜV certificates according to the aforementioned directive for the 2002/03 financial year document the quantities of electricity, which were generated at the listed power stations using natural gas, coal or other fuels. The "miscellaneous" category includes the steam from the AVN waste incineration used at the neighbouring Dürnrohr power station within the framework of the innovative, integrated energy system of the two plants. The TÜV certificates for 2002/03 also form the basis for the certificate of origin in the period under review.

Climate protection

Climate protection is at the very top of EVN's agenda. Accordingly, the Group does everything possible to achieve the highest efficiency levels and minimum emissions at its thermal power stations, the operation of which is naturally linked to CO_2 emissions. At the same time, EVN is endeavouring to use increasing quantities of renewable fuel for the generation of electricity and heat. Apart from the maximum possible employment of hydroelectric power, wind power, biomass and the utilisation of industrial waste heat are all of growing significance. The newly built waste incineration plant adjacent to Dürnrohr power station provides a further contribution to climate protection. Moreover, the "flexible instruments" envisaged under the terms of the Kyoto agreement also offer EVN a number of interesting opportunities.

Emissions trading using CO_2 certificates about to commence

The implementation of the climate protection targets contained in the Kyoto agreement has entered a decisive phase in Austria. If up to now, international approval of the agreement appeared to be anything but certain due to the failure of the USA and Russia to sign, at the end of October 2004, the situation changed due to Moscow's decision to ratify. As a consequence, it is probable that Kyoto will come into effect in February 2005. Under the terms of the agreement, the EU undertook to cut its greenhouse gas emissions by 8%, Austria even concurring to a reduction of 13% by 2008/12 within the framework of "EU burden sharing".

One measure of central importance to a reduction in greenhouse gases is so-called emissions trading, which will commence in the EU on January 1, 2005. In line with the related EU directive, every member state will establish an upper CO_2 limit for certain industrial plants covering the years 2005–2007. One tonne of CO_2 is equal to one CO_2 certificate. Certificates will be allocated free of change to the affected plants up to the prescribed limit. Should a company cause higher emissions than those covered by the certificate allocation, then additional certificates must be obtained from other companies with emissions below the prescribed levels. The aim of the trading system is to encourage investments in climate protection where, in ratio to the result obtained, the costs are lowest.

Tight implementation timeframe

Apart from emission trading in line with the Kyoto protocol, which is due to commence on January 1, 2008, a parallel emission trading system has been installed in Europe. This is scheduled to commence operation on January 1, 2005. The ambitious European timeframe has resulted in the fact that in the majority of member states, numerous regulations and authorisations for the launch of emission trading are still lacking. Above all, these include the definitive allocation of CO_2 certificates, or urgently required preconditions for the supervision and registration of yearly CO_2 emissions, or for the preparation and auditing of the required annual reports.

Despite these limitations, EVN is working at speed on the implementation of the emission trading system and the realisation of the necessary measures. Based on the assumption that mandatory regulations will be introduced, the affected EVN plants will thus be appropriately prepared at the beginning of 2005.

Milestones on the road to the implementation of emission certificates

April 25, 2002	Decision of the European Council of Ministers to ratify the Kyoto protocol (including the sharing of burdens among the member states).
October 13, 2003	EU directive concerning trading with greenhouse gas emissions.
January 29, 2004	EU guidelines concerning CO_2 monitoring and reporting.
March 31, 2004	Date for the submission of national distribution plans to the EU Commission.
April 15, 2004	Submission of the Austrian distribution plan to the EU Commission (apart from Austria, only four other EU member states had submitted plans by this date).
May 1, 2004	Coming into effect of the Austrian Emission Certificates Act.
July 7, 2004	Approval of the Austrian distribution plan by the EU Commission.
July 31, 2004	Closing date for the registration of the plants affected in Austria for the approval of CO_2 emissions (all EVN plants of relevance were reported punctually).
Requirements until January 1, 2005	• Preparation of the Austrian directives needed for the implementation of emission trading. • Allocation of CO_2 certificates to the affected plants. • Approval of CO_2 emissions from the affected plants. • Installation of emission monitoring, reporting and trading systems in the affected plants.
January 1, 2005	Start of the initial trading period in the EU (up to 2007).
January 1, 2008	Start of the second emission trading period in the EU and at the same time start of emission trading in line with the Kyoto protocol (up to 2012).

New turbine at the Korneuburg power station contributes to climate protection



Turbine start at the Korneuburg power station in November 2003 with the Korneuburg mayor, Wolfgang Peterl, Mrs. Peterl, and EVN CEO Rudolf Gruber.

During the period under review, EVN implemented an important improvement measure in the climate protection area with the installation of a new gas turbine in block B at the Korneuburg power station. This investment was necessary following a machine defect in the existing turbine. After start-up and test operations during the autumn of 2003, the new turbine was ready for power generation in the peak load range in December 2003. The new turbine offers around 20% more output than its predecessor, while nitrogen oxide emissions have been cut by about a third.

Apart from economic considerations, project realisation was focused on an increase in efficiency and further emission prevention. Additional modifications and optimisation work is to be completed on the boiler and steam turbine by the middle of 2005, with the result that an overall increase in efficiency of approximately two percentage points will be attained by the end of the project. It should be noted that when block B went into initial operation in 1980, it had already numbered among the world's most efficient, thermal power generation plants with an efficiency level of 46.6%. Moreover, the possibilities for the bleeding of process steam for district heating processes are currently being examined.

Modifications to the Theiss power station increase both output and efficiency levels



Additional output and efficiency optimisation at Theiss power station during full load operation.

During the period under review, a further increase was achieved in the efficiency of the Theiss power station, which was modernised between 1995 and 2000, by means of adjustments to plant behaviour during full load running. Plant operations demonstrated that, in particular, the gas turbine had performance reserves at low ambient temperatures. A study was therefore undertaken in order to establish the measures required for the exploitation of these reserves, which above all, culminated in minor modifications to the waste heat steam generator. These modifications took place within the scope of the scheduled audit in 2004. As a result, both the top performance and the efficiency of the plant were increased, as will be reflected by more effective and thus environmentally protective power station operation in period 2004/05. The related cut in CO_2 emissions represents a further contribution to climate protection by this modern plant.

Natural gas fuelled vehicles offer environment-friendly mobility for the future

A reduction in the environmental pollution from road traffic and the related promotion of natural gas as an alternative to standard fuels have long been EVN priorities. This is due to the fact that of all the fossil fuels, natural gas is the most environmentally compatible. It is used to drive natural gas powered vehicles as CNG (Compressed Natural Gas), which is created by compression of the gas in a compressor and storage in pressurised containers.

EVN and Shell Austria jointly opened Lower Austria's first public, natural gas filling station in 1997. In the meantime, the company operates a further filling station at the Stadtwerke Wiener Neustadt and eight other stations at its Customer Centres. EVN currently runs ten natural gas powered vehicles and in the period since 1997, the company's fleet has covered over 1 million "natural gas kilometres".


Erdgastankstelle
EVN ErdgasAuto

EVN promotes the most extensive use of natural gas fuelled vehicles and thus contributes to a further reduction in emissions.

Within the scope of a filling station offensive launched by the Austrian gas industry, EVN is also contributing to an increase in the number of public gas filling stations in Austria. In concrete terms this number is to be raised from 26 at present to 50 in the next few years. For Lower Austria, EVN plans stations in the Wiener Neustadt, Krems, St. Pölten, Amstetten and Stockerau areas, which means that the supply network will attain a density that will make natural gas powered vehicles far more attractive, particularly in conurbations. The main areas of employment are the local transport of people and goods, e.g. taxis, commuter cars, delivery vans, company buses and municipal vehicle fleets.

At the moment, EVN also sponsors those customers resident in the vicinity of one of its gas filling stations with a fuel bonus and cash grant for natural gas fuelled cars and commercial vehicles. At present, 1 kg of CNG from an EVN filling station costs EUR 0.72 (including duty and taxes). This is markedly below the price of standard fuels, as the energy contained in 1 kg of CNG equals that of around 1.5 l of petrol.

Internet-tip: **www.evn.at** >> Section "Alternativantriebe"

Comparison of natural gas, petrol and diesel emissions



0
- 20
- 40
- 60
- 80
Reduction of emissions in %
-90
-30
-70
-85
-90
-50
-10
-98
-90
-80
-100
-98
CO
CO_2
NMHC¹⁾
NO_x
Ozone sources
CO
CO_2
NMHC¹⁾
NO_x
Ozone sources
SO_2
Particles
Reduction of emissions in comparison with petrol (Petrol = 100%)
Reduction of emissions in comparison with diesel (Diesel = 100%)

[1] Non-methane hydrocarbon

Source: www.erdgasauto.at (Austrian Association for Gas and Water)

Environmentally compatible generation

EVN is building on renewable energy sources for the environment-friendly generation of electricity and heat. This is achieved by numerous hydroelectric power stations, wind power plants, a large number of biomass-fired heating plants, a pilot plant for the generation of electricity using biomass and several photovoltaic plants.

At the same time, EVN's thermal power generation plays a significant role in securing Lower Austria's power supply. As a result of the range of fuels that can be used (natural gas, coal, oil) and the speed and flexibility with which plants are available, even difficult situations like that in the summer of 2003, with hydropower plants running at only half capacity and total calm at the wind power farms, can be mastered. Moreover, in order to keep their environmental impact to a minimum, EVN's thermal power stations are all equipped with the very latest flue gas cleaning installations and are constantly maintained at the state-of-the-art. The increases in efficiency attained by these measures cut the fossil fuel requirement and thus represent a contribution to the sustainable use of limited resources.


Waidhofen a.d. Thaya
Allentsteig
Horn
Eggenburg
Zwettl
Mistelbach
Neusiedl a.d. Zaya
Gföhl
Gedersdorf
Mühldorf
Krems
Theiß
Dürnrohr
Tulln
Korneuburg
Gänserndorf
Klosterneuburg
Lassee
Tullnerbach
St. Pölten
Pyhra
Neulengbach
Vienna
Hainburg
St. Valentin
Mauer
Ybbs
Mank
Rotheau Eschenau
Wilhelmsburg Schwarzenbach
Mödling
Wr. Neudorf
Göttlesbrunn
Prellenkirchen
Bruck / Leitha
Waidhofen a.d. Ybbs
Baden
Bad Vöslau
St. Veit a.d. Gölsen
Pottenstein
Civ. Nova
Pottendorf Zillingdorf
Wiener Neustadt
Neunkirchen
Ternitz
Schwarzau a. Steinfeld Neunkirchen Wartmannstetten
Schottwien
Thomasberg
Krumbach
Bad Schönau
Biomass plants (incl. plants under construction)
Run-of-river power plants (small-scale hydropower plants)
Storage power stations
Wind farms
Thermal power stations
District heating (power) plants
Total capacity: 1,450 MW

Renewable energy sources

The traditional focus of EVN power generation using renewable fuels is hydropower. Depending on water levels, the share of hydroelectric power in total EVN energy production (including the rights to electricity from three Danube power stations) varies between 18 and 29%. In recent years, EVN has also invested considerably in wind power.

In the heating area, EVN is increasingly using biomass as a renewable fuel. Moreover, in an innovative project, detailed research is taking place into the joint generation of electricity and heat from biomass.

Two new small-scale hydropower plants on the Mürz

As part of its ongoing efforts to expand its generation capacity in the renewable energy field, during the period under review, the fully-owned EVN subsidiary, evn naturkraft, purchased two additional small-scale hydropower plants on the Styrian River Mürz at Trieb and Krieglach. Together, the plants possess an annual generating capacity of 12 GWh.



Both the obsolete generator power plants were built at the beginning of the 20th century without any consideration of the environment. Therefore, they caused considerable ecological imbalance on the Mürz and at the end of the 1980s were converted by their former owner into modern river barrage power plants, which meet all the ecological demands placed on modern, small-scale hydropower stations. Both plants possess fish ladders, which in Krieglach take the form of natural basins, as well as islands, bays, shallows and a large number of fish stones.



The festive laying of the foundation stone for the innovative hydropower plant at the Nussdorf weir, a Jugendstil jewel designed by Otto Wagner.

Work starts on the Nussdorf small-scale hydropower plant, which is equipped with 12 highly modern matrix turbines

On August 5, 2004, the construction work on a further small-scale hydropower plant started in Nussdorf, with the ceremonial laying of the foundation stone. This plant is a joint project between EVN, Wienstrom and Verbund-Austrian Hydro Power .

Twelve matrix turbines with a bottleneck output of 4.8 MW will be used in the plant and provide average annual output of around 25 GWh for the supply of around 7,000 households. The matrix turbine represents a completely new concept for hydropower generation in existing weirs with low fall heights. The installation of these turbines requires minimum building work and alterations to the existing banks. The total investment involved amounts to around EUR 15 m, of which each of the three operating companies will bear one third. The power plant, which is due to become operational in 2005, is a further example of the successful combination of ecology and architecture with engineering and economy.

EVN currently operates three wind farms in Lower Austria

evn naturkraft has been using wind power for environment-friendly power generation for many years. In addition to its first wind farm in **Gänserndorf**, which has been delivering wind power since December 2000, during the past two years, the company has put two additional wind farms into operation.

Since June 2003, five windmills at the **Neusiedl/Zaya** wind farm have each been delivering an output of 1.8 MW. The windmills have a rotor diameter of 70 m and a nacelle height of 86 m. The annual production capacity of approximately 19 GWh corresponds with the power requirement of roughly 5,400 Lower Austrian households.

Lower Austria's largest wind farm, which was opened on September 19, 2003, is in **Prellenkirchen** where 17 windmills generate natural power for some 17,000 households. The wind farm is a joint project of three wind power producers, Windpark Prellenkirchen GmbH and evn naturkraft, which both operate eight windmills on the site, and Bürgerwindrad Prellenkirchen GmbH, which is owned by a group of enthusiasts from the region and has one windmill.

evn naturkraft production development


250
200
150
100
50
Production in GWh/y
109.8
9.0
89.0
11.1
116.4
0.1
37.3
139.9
0.2
63.3
160.9
1999/00
2000/01
2001/02
2002/03
2003/04
Electricity generation using biomass
Wind power
Hydropower

In order to increase the understanding of wind energy, with the support of the Lower Austrian government, the EU and wind power producers, the Prellenkirchen municipality has opened a modern Wind Power Information Centre on the premises of a former wine growing co-operative. Within the scope of a standing exhibition, this environment-friendly form of power generation is presented in multimedia form, in combination with a view of the existing wind farm. One special objective of the information centre is the promotion of the exchange of know-how among decision-makers from the surrounding regions in Lower Austria, Slovakia and Hungary.

Wind power feeding demands special technical systems

The growing levels of electricity generation using wind power have placed a new set of demands on EVN in the network area. For example, in those parts of the distribution network in which generation will partially far exceed local demand, possibilities have to be created for the transport of surplus quantities of power. The prerequisite for this "horizontal network use" is sufficient capacity in the transmission and distribution network, which at present is not available in every case. Depending on the local situation, either the 110 kV lines must be upgraded, newly installed and/or additional links must be added to the transmission network. EVN has prepared a financial concept, which will serve as a basis for the implementation of the necessary construction work.

CO_2 emission savings through hydro- and wind power (electricity generation)[1]



750,000
600,000
450,000
300,000
150,000
CO₂ savings in t/y
520,257
654,138
624,692
7,541
591,985
9,292
656,098
31,122
627,804
52,785
607,692
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03
2003/04
Wind power
Hydropower

[1] In comparison to power generation in a hard coal fired power station

Numerous new biomass plants

In line with its systematic efforts aimed at the use of biomass as an environment-friendly energy source, EVN continually pursues new projects in this sector. In this connection, forestry chippings, sawmill waste and bark are put to good use, thus reducing CO_2 emissions. Recently, numerous projects have either been completed or initiated.

For example in September 2003, two new district heating networks went on line in **Zwettl** and **Waidhofen/Thaya** in time for the start of the heating period in 2003/04. Both the new heating plants will be operated in co-operation with a district heating co-operative, which also secures the supply of biomass. In **Mistelbach**, an initial group of customers was already supplied in the preceding year with heat from biomass. In this project, a private timber company installed a heat plant, which apart from forestry chippings, primarily employs sawmill by-products from the firm's own wood processing operations. EVN takes the heat generated and then, using a company network, supplies commercial enterprises, as well as schools, kindergartens and sports halls. A similar agreement was also concluded with the monastery of **Klosterneuburg**. In a first step, EVN supplies the heat from the monastery's plant to a hospital and local authority offices. In the past heating season, initial customers in **Hainburg/Donau**, including the local hospital, also received natural heat generated from biomass.



With 37 plants, EVN is currently Austria's largest generator of heat using biomass.

The end of 2004 will see the start of the supply of bio-heat to **Tulln** by EVN and since the beginning of the 2004/05 heating period, **Moorheilbad Harbach**, has also covered its heating requirements with supplies of natural heat from EVN. Here, the supply of forestry chippings from the region is guaranteed by the "ÖkoWärme Moorheilbad Harbach" farming group, which is administering the new biomass heating plant in conjunction with EVN. As opposed to heating using conventional energy sources, the supply of the health spa with heat from biomass provides a reduction in CO_2 emissions of around 600 t/y. During the period under review, a further project was completed in **Bad Vöslau**, where EVN has also built a biomass heating plant in teamwork with a local, agricultural district heating co-operative. The plant has been producing natural heat since the autumn of 2004, using material from the surrounding forestry areas, whereby part of the chippings comes from the municipality's own woods. As a result of the planned use of around 18,000 piled cubic metres of biomass, 3,200 t/y of CO_2 can be saved in Bad Vöslau.

A biomass heating plant is also soon to be built in the climate protection municipality of **Horn**. EVN is to start laying the heat pipelines in this urban district before the end of 2004 and the supply of heat on the basis of forestry chippings from the regional farming community is scheduled to begin in 2005.

The existing EVN heating network can also point to highly satisfactory, ongoing growth. During the past few months, a number of major customers have been added in Wiener Neustadt, including a comprehensive school and a polytechnic, which have both switched to district heating generated from biomass.

Emission savings due to the use of biomass district heating[1]


60,000
45,000
30,000
15,000
CO₂ savings in t/y
10,241
16,625
29,723
31,253
33,034
39,989
49,373
1997/98
1998/99
1999/00
2000/01
2001/02
2002/03
2003/04

[1] In comparison with the theoretical use of extra light heating oil in households

Wiener Neustadt, Lower Austria

"A gentle breeze...

... is extremely pleasant, but when it comes to power generation from renewable energy sources, I prefer a stiff wind! This is because with wind and hydropower, we can prevent a sizeable volume of emissions. It also constitutes the reasoning behind evn naturkraft's three wind farms and 62 hydropower plants, which we use for the production of environment-friendly electricity for 64,000 households."

Johann Scherz, operations manager, evn naturkraft hydro- and wind power plants



Conventional energy generation

In spite of all the efforts aimed at sustainable power generation, from an economic viewpoint, the use of conventional power stations is necessary, because even in future, production from renewable energy sources will be insufficient to meet electricity demand. Due to the fact that electricity imports, which largely derive from nuclear power stations, do not represent a desirable solution for Austria, the efficient use of fossil fuels in the domestic power supply is of major significance. In line with the objective of the maximum conservation of limited resources, the main EVN goal is the optimisation of the efficiency of its plants and the minimisation of pollutant emissions.

A prime example of the EVN initiatives in this direction is the combined cycle block at the Theiss power station, which with an efficiency level of well over 50% occupies a top international rating. In addition, district heating is bled from both the Dürnrohr and Theiss power stations, in particular for the town of Krems. This not only raises the degree of annual plant utilisation, but also simultaneously reduces emissions through the use of numerous, small furnaces.

Apart from efficiency optimisation and the most extensive use of waste heat possible through the bleeding of district heating, EVN makes every effort to reduce the atmospheric emissions from its plants. To this end, the company employs the very latest flue gas cleaning installations and all of EVN's oil- and coal-fired power stations are equipped with $DeNO_x$, desulphurisation and dedusting systems. In turn, the gas-fired power stations are either fitted with $DeNO_x$ systems or low NO_x burners.

Sustainable handling of by-products from flue gas cleaning



40,000
30,000
20,000
10,000
Amounts of ash and desulphurisation product in t/y
10,955
9,648
2,045
998
22,220
17,465
4,148
1,561
28,272
19,324
5,278
31,093
20,729
5,803
41,477
26,752
7,743
1999
2000
2001
2002
2003
100
50
Level of recycling 1999–2003 in %
89.3
7.2
23.9
100
Recycling shares
Dürnrohr power station: fly ash
Dürnrohr power station: Desulph product
Dürnrohr power station: bottom ash
Theiss power station: Desulph product

EVN heat generation



1,250
1,000
750
500
250
Heat generation in GWh/y
13
97
223
521
15
101
255
478
17
108
252
534
25
2
129
239
587
26
3
158
284
595
1999/00
2000/01
2001/02
2002/03
2003/04
Heating oil
Steam from waste incineration
Biomass
Cogeneration/bleeding from power stations
Natural gas

Emission patterns

The comprehensive EVN services portfolio naturally leads to a diverse range of influences on the environment, although these are kept to the absolute minimum. The main factors with regard to environmental impact are:

- The type and quality of the fuels employed.
- The type of plant used.
- General, operational plant management.

The most significant effects on the environment derived from the operation of combustion plants relate to pollutant atmospheric emissions. The differing use of plants also partially results in major fluctuations in yearly emission volumes. However, a study of specific plant emissions can nevertheless provide an evaluation of their environmental performance irrespective of the operational period.

Specific emissions from EVN's thermal power stations and heating plants

(annual average)

		1999/00	2000/01	2001/02	2002/03	2003/04
CO_2	t/MWh	0.470	0.444	0.508	0.517	0.516
CO	kg/MWh	0.045	0.052	0.039	0.046	0.044
NO_x	kg/MWh	0.289	0.288	0.348	0.338	0.392
SO_2	kg/MWh	0.167	0.090	0.107	0.123	0.129
Dust	kg/MWh	0.025	0.020	0.021	0.023	0.047

As shown in the preceding table, specific dust emissions doubled during the period under review. This was due to a change in the operational mode of the electrical dust filter at the Dürnrohr power station, which at the same time led to a reduction in the electricity requirement of the filter and thus the overall own power needs of the plant. Consequently, other emissions from the power station were cut.

The rise in specific NO_x emissions can be traced to technical factors in connection with the denitrification installation at the Dürnrohr power station, although these did not affect the correct operation of the power station. In the meantime, an inspection has been completed.

The other listed specific emissions were virtually unchanged over the preceding year. Moreover, EVN thermal power stations and heating plants met the strict Austrian parameters virtually without exception and in general, these were considerably undercut. Short-term, limit breaches occurred only rarely and the causes were corrected immediately.

Successful conclusion of air quality measurements at Theiss



Measuring station near the Theiss power station.

In the course of the modernisation of the Theiss heating power station, EVN agreed to an air quality measurement programme extending over several years with the authorities and the responsible experts. The aim of the measurements was to assess the impact of the power station on the sensitive wooded areas to the south of the Danube. The lengthy measurement programme commenced in the autumn of 1996, three years prior to the start-up of the updated power station, in order to assess the effect on the local atmosphere both before and after modernisation.

In the course of the period of observation, around 1.7 million measurements were compiled and evaluated. In addition, some 3,600 wet chemical analyses were completed in the laboratory. The measurement programme finally came to an end in September 2003, roughly four years after the start-up of the refurbished power station. In the meantime, the final report of the independent measurement institute has been published and its thoroughly satisfactory findings confirm EVN's expectations:

- A direct link between the emissions from the power station and immission peaks at the measurement stations was only recognisable in isolated cases. However, even these occurrences did not involve breaches of the immission limits.
- Following modernisation and the transition of power station operations, in terms of annual mean values both measurement stations indicated a sharp fall in SO_2 emissions.
- Throughout the entire measurement period, the quantities of virtually all pollutant emissions showed a downward trend, which without doubt was due to the high environmental standards in Austria and ongoing improvements among Austria's north-eastern neighbours.
- In summary, the power station was given a positive assessment.

Accordingly, the EVN concept of not merely using the modernisation of the power station to meet technical expectations, but also to achieve a high level of acceptance for the plant among the local population has been fully vindicated. Moreover, although the official monitoring process has been concluded, forestry- and agriculture-related checks will continue on a voluntary basis.

Protection of the landscape, flora and fauna

Within the scope of its regional activities, EVN attaches great importance to all aspects of landscape conservation. This takes the form of both the conscious design of the surroundings of its hydroelectric power stations as leisure areas for people and a natural habitat for the indigenous fauna and flora, and the planning and realisation of minimum impact network construction.

The Dorfmühle small-scale hydropower plant opens

Following a temporary shutdown due to flooding, in September 2003, evn naturkraft, the EVN Group's ecological power generation company, was able to put a modern, small-scale hydropower plant into operation at the historical site of Dorfmühle on the River Ybbs. Two Kaplan turbines are now generating ecological electricity for more than 3,500 households in the region.

During the construction of the new plant, special attention was paid to the environmentally compatible design of it surroundings. Apart from various "eco-zones" in blind river branches, EVN has also created a modern fish ladder and a passage for the natural freight of the river. As in good weather, the banks of the Ybbs are a popular bathing area for the local inhabitants, together with the municipalities of Kematen and Allhartsberg, two natural pools were created, which opened to the public during the 2004 swimming season. EVN has therefore not only made a decisive contribution to the retention of these natural facilities, but also to the design of the "Ybbs Nature Park", the attraction of which extends beyond the immediate locality. The initial scepticism confronting the project has now changed into thoroughly positive acceptance and the extensive use of the new leisure possibilities. The complete complex was officially opened in mid-June with a festive event for the local population.





The natural swimming pools in the vicinity of the new Dorfmühle power station already have enthusiastic fans.







An emphasis on environmental protection. Apart from a careful and conservationist approach to the Lower Austrian landscape, the protection of regional fauna is also an EVN priority. In the period under review, a number of projects were completed to protect threatened animal and bird species. For example, EVN participated in several schemes aimed at providing improved habitats for barn owls, ibis and shrikes.

Creation of ecological, compensatory areas during power line construction

As part of the scheme for a new substation in Horn, EVN has implemented an extensive project aimed at the creation of ecological, compensatory areas. The flood disaster in the summer of 2002 had necessitated that the Rosenburg substation be abandoned and that a new installation be built in a location safe from flooding and outside the residential area. Mühlfeld, a district of the town of Horn, was selected as the new site. In the course of building the replacement substation, all the 110 kV lines, which led to the Rosenburg substation, had to be re-laid to the new location.

The realisation of the new line was accompanied by comprehensive, ecological planning of the landscape. Initially, the route area was carefully mapped with an eye to minimising environmental impact. In the course of this survey, all habitats and land areas of ecological relevance were registered. Subsequently, an appropriate general plan was drawn up, protective areas in the vicinity of the line were established, access roads were predetermined in agreement with ecologists, and suitable areas were designated as counterweights to the negative, ecological effects of the new line. The removal of part of the existing concrete mast line was also included as a counterbalancing measure in the supplementary planning.

The design of the ecological compensatory areas took place subsequent to actual line construction, which was completed in the period from May–August 2004. In line with instructions from the ecologists, stony excavation material from line construction was piled up to form low hills, with the result that selected tree species, suited to the vicinity (Scots pine, birch, bird cherry, English oak) could be planted in the following October. The dry woodland thus created along with small areas of grass form an ideal habitat for local species of fauna such as partridge, quail, hares, stonechats, barred warblers and European shrikes.

Crossing of a conservation area with a gas pipeline

During the past financial year, EVN completed an exemplary project in the hydro-ecology sector, relating to a roughly 30-year-old high-pressure gas pipeline, which serves the Baden area. Around Tribuswinkel, this pipeline crosses the River Schwechat in an underwater conduit. However, since the pipeline was laid, the Schwechat has changed its course slightly due to the formation of meanders and in addition, because of washing out caused by flooding, the pipeline had become exposed at several points.

This necessitated the long-term securing of the pipeline, a process complicated by the fact that this stretch of the Schwechat had been legally designated as an area of unique natural beauty, due to the fact that it was one of the few unregulated sections of the river. This meant that special emphasis had to be placed on the retention of the ecological status quo.

In consultation with the conservation authorities, EVN re-laid the 200 m underwater pipeline in the conduit of an existing high-voltage line, thus traversing both the river and the adjacent woodland area underground. The pipeline was installed at depth throughout the entire area, in order to exclude any effects caused by natural changes to the riverbed in years to come and thus rule out the need for any future disturbance due to repairs. As a result of the parallel running of the gas pipeline and the high-voltage line, for which a break in the woodland had already been made, the impact on the landscape was minimised and an ecologically acceptable, long-term solution found for the crossing of an area of great ecological sensitivity.

Sustainable water management

EVN also attaches great value to sustainability in the water business. The preservation of high-quality domestic water reserves for coming generations places major responsibilities on both the company and its employees.

During recent years, water has developed into an important EVN Group business area. In 2001, EVN was able to take over evn wasser, Austria's second largest water supply company. Another milestone in the opening up of water business was the acquisition during the period under review of WTE, a company operating successfully in both the drinking and wastewater treatment sectors. As a consequence, EVN was able to decisively strengthen its position in the water business area and establish itself as a complete supplier for the entire sector. Today, EVN acts as a partner in the drinking and wastewater sectors to local government, both in Austria and other countries.

evn wasser water supply network wins top marks for efficiency

The annual difference between the volumes of water transported and those actually delivered, constitutes an important gauge of the efficiency of a supply network. Although evn wasser's oldest water pipelines have been in service for over 40 years, annual losses only amount to 3.6%. In fact, actual losses are lower, as own consumption for regular washing out and container cleaning is not registered separately and is included in the aforementioned figure. By comparison, the average losses in Austria amount to 9%, in Italy to 27%, in Switzerland to 13.5% and in Germany to 8%.

Average pipeline losses in an international comparison


30
20
10
Pipeline losses in %
27
13.5
9
8
3.6
Italy
Switzerland
Austria
Germany
evn wasser

Source: Federal Ministry of Agricultural and Forestry, the Environment and Water

New and comprehensive monitoring system for water quality and networks


5 bar
1mm Ø
120 l bathtubs

The results of leaks in the pipeline system can be considerable. A 1 mm perforation leads to daily losses of 1.4 m³. The same applies to dripping taps and running WC cisterns.

Through the ongoing monitoring of its network and immediate repair measures in the case of leaks, evn wasser also underlines to its customers the importance that it attaches to the responsible handling of our most important source of nourishment.

This approach is also reflected by evn wasser's comprehensive network surveillance and the corresponding evaluation of the resulting data. Since the last financial year, all relevant water supply information has been logged electronically using newly introduced software. A new program undertakes the documentation, preparation and archiving of all the administrative and measurement data obtained within the framework of quantity and quality measurements. At the same time, the system furnishes a constant overview of the physical and operational status of the water supply systems, as well as clear scheduling for all the maintenance and repair work needed on the water supply plants. Consequently, organisational expenditure is cut to a minimum and constant water quality controls are guaranteed.

Enhancing consumer-consciousness concerning water as a precious resource

A responsible approach to drinking water is not only maintained within EVN itself, but is the subject of targeted communications aimed at evn wasser customers. Accordingly, via its website, evn wasser offers its clientele an opportunity to calculate their personal water requirement. Under the heading, "How much water do I need daily?", interested parties can determine the effects of their habits with water on daily consumption. This information is rounded off with valuable tips concerning intelligent water use, every one of which if implemented, represents a contribution to the efficient use of this vital resource.



evn wasser also offers comprehensive customer information via the web at **www.evnwasser.at**.

In an independent study completed by the Lower Austrian Chamber of Labour, this application was singled out as being exemplary for a water supplier.

New sources for the future



The tapping of new sources represents the foundation for the reliable supply of tomorrow.

As an entirely owned EVN subsidiary, evn wasser supplies around 470,000 inhabitants in 563 Lower Austrian municipalities with drinking water. In order to meet the increase in water demand derived from new connections and, above all, in the districts around Vienna from population growth, for several years evn wasser has pursued a forward-looking policy of securing resources. Therefore, the company is constantly concerned with the expansion of its water reserves, as well as the obtainment of additional sources.

During the period under review evn wasser achieved a major success with the purchase of a spring in Türnitz in the district of Lilienfeld. Around 160 l/sec of precious mountain spring water bubbles out of this source, which is located on Mount Eibl at a height of 510 m. Previously, the water was unused and flowed into the River Türnitzbach. The quality of the spring, which has sufficient capacity to supply 50,000 households, is subject to ongoing supervision.

WTE acquisition rounds off EVN's environmental services in the water area

As a result of the acquisition of the WTE Wassertechnik GmbH, which is successful in both the drinking water supply and wastewater treatment areas, during the 2003/04 financial year, EVN took a further decisive step towards opening up the water business area.

WTE is a leading European services supplier in the area of drinking water supply and wastewater treatment. The company, which was founded in 1989, plans, builds, finances and operates municipal and industrial water and wastewater installations and is highly successful with this range in the European market. At present, WTE operates 70 wastewater plants for around 8.5 million people in both Austria and eleven other EU and CEE states. As a specialist in the field of medium-sized projects (up to approx. 1 million inhabitants) and as a partner to local authorities, WTE has established an excellent position in Austria, Germany and the high-potential CEE markets. Through its provision of clean drinking water and wastewater treatment, WTE makes a considerable contribution to environmental and water reserve protection, as well as the securing of a sufficient supply of this valuable resource in years to come.

WTE relies extensively on innovative "Public Private Partnership" models, within the scope of which, both local authorities and private companies work together on joint project realisation in the public interest.

WTE puts the central wastewater treatment plant in Zagreb into operation

One example of these environmental services is the central wastewater treatment plant in the Croatian capital, Zagreb. The initial extension phase of this plant, which was completed by WTE in a joint venture with RWE Aqua GmbH, was concluded with commissioning in April 2004.

As a result, Zagreb now possesses an efficient wastewater treatment plant based on the very latest environmental technology. Following a 14-month construction period, the wastewater from one million inhabitants, which previously flowed untreated into the River Save, can be mechanically processed. WTE started training the Croatian personnel at its own plants in November 2003, with the result that following start-up, controlled plant operations were able to commence immediately.

The second phase of the project, involving the installation of a biological treatment phase and related sludge handling, has already been initiated and the plants are due to become operational in 2005.



WTE has already made considerable progress with the construction work on the South-West Moscow drinking water plant.



WTE is acting as the general planner for the refurbishment of the central Vienna wastewater treatment plant, which serves 4 million people.

EVN water consumption 2003/04



1,400,000
1,300,000
1,200,000
60,000
40,000
20,000
Water consumption in m³/y
2001/02
2002/03
2003/04
12,974
28,769
27,129
1,228,334
54,849
31,249
14,790
26,790
29,930
1,267,389
58,066
31,593
16,739
69,269
27,170
1,419,796
57,134
32,354
Power stations: drinking water
District heating plants: drinking water
Head office and customer centres: drinking water
Power stations: process water
District heating plants: process water
Head office and customer centres: process water

Increased contamination in the Mödling district heating network necessitated intensified skimming in 2003/04 in order to prevent damage to the steam boiler. This led to a rise in drinking water consumption at the district heating plants. The higher volume of process water needed at the thermal power stations resulted from the joint supply of the Dürnrohr waste incineration plant and greater use of the Dürnrohr power station.

Responsible waste management

For more than a decade, EVN has employed a targeted, environmentally compatible waste management system, thereby making a significant contribution to sustainable waste policy in Lower Austria. This system is constantly optimised by means of ongoing improvements. Moreover, the standard of waste data logging is also regularly upgraded using the very latest computer applications. At the same time, through its efforts in the waste incineration sector, EVN makes a significant contribution to a reduction in the emissions and environmental impact caused by landfill.

Uniform waste management throughout the Group

Due to the fact that during the period under review, various new amendments to the Austrian Waste Management Act were approved, all of EVN's internal regulations in this area had to be examined with regard to their actuality and validity and, where necessary, modified. EVN used this opportunity to further implement and improve waste management structures and processes throughout the Group.

Accordingly, a binding waste management concept was drawn up for all companies in the EVN Group with more than 20 employees. Following the integration of the V&C and Toplak subsidiaries into this scheme during the 2002/03 financial year, in the period under review waste management concepts followed for the fully owned subsidiaries EZO and Kabelsignal.

Waste quantity trends at EVN


15,000
10,000
5,000
Waste quantities in t/y
15,498
7,580
4,990
5,888
5,272
395
379
215
192
253
1999/00
2000/01
2001/02
2002/03
2003/04
Non-hazardous waste
Hazardous waste

In recent years, targeted waste management has led to a marked reduction in waste quantities. During the period under review, the volumes of hazardous waste increased slightly, while the amounts of building and non-hazardous waste declined marginally. These changes were within the range of fluctuations derived from standard operations.

Waste incineration, the new EVN environmental service



The new AVN waste incineration plant.

As scheduled, AVN, a fully owned EVN subsidiary, put its waste incineration plant in Dürnrohr into full operation on January 1, 2004. This meant that the Group had completed its successful entry into this attractive, new business area, which represents an intelligent supplement and extension to its core energy business. As a result of the combination of both areas, it is possible to develop attractive models, uniting the environmentally compatible treatment of waste with innovative, resource-conserving energy generation.

One example of such possibilities that has aroused great international interest, is the integrated energy system, which links the AVN waste incineration plant and the neighbouring EVN thermal power station in Dürnrohr. The energy generated during waste incineration is used in the power station for the generation of electricity and district heating. The feeding of 120 MW of steam from waste incineration means that part of the fossil fuel input can be substituted – some 50,000 t of coal and some 10 m m^3 of natural gas annually. As a result, emissions have been reduced markedly. This has lead to a considerable cut in the CO_2 produced and contributes to a tangible improvement in air quality throughout the region.

Low environmental impact waste incineration comes to Moscow

EVN has also already been able to excel at international level with this new service. Following an international tendering process, the company emerged as the best bidder and was awarded the contract for the completion and operational management of a waste incineration plant for the city of Moscow. The plant is to be modelled on the example of Dürnrohr and will be designed to handle 330,000 t of waste per year.

Due to the controlled incineration of waste at temperatures in excess of 1,000°C and the use of modern flue gas cleaning systems, during combustion the waste is reduced to a fraction of its original volume. At the same time, the pollutants in the waste, such as lead, chlorine, cadmium, dioxins and furans as well as fluoride are destroyed or extracted, concentrated and then disposed of in an environmentally compatible manner. In line with the AVN concept in Dürnrohr, the Moscow plant will also incorporate the capability to bleed steam for the generation of electricity and heat.

Energy savings within EVN

EVN also seeks to set a good example in the area of energy savings. Therefore, the company has long made major efforts to use modern construction and energy technologies in its own immediate area. The prevention of energy losses in buildings represents a special priority in this regard.

Window exchange at EVN headquarters





The replacement of the windows at EVN headquarters has provided major energy savings.

Following the completion of interior renovations at EVN headquarters, work started in autumn 2003 on the exchange of the outer windows of the office building, which had been built at the beginning of the 1960s. A total of 3,550 m^2 of glass was replaced and the so-called U-value, which is used to measure heat permeation, was improved clearly from 3.13 to 1.3 W/m^2K. This calculation was subsequently confirmed by the actual heating costs in the winter of 2003/04. In comparison with the preceding winter, around 380,000 kWh of heating energy were saved, which corresponded with a reduction of 5.5%. If the standard, climate-related temperature fluctuations are taken into account, it can be assumed that, on average, annual savings will amount to around 350,000 kWh.

Handling of environmental contamination

In Stockerau watertight walls ensure the lasting decontamination of the former gasworks site.





In Baden, the embankment wall of the neighbouring River Schwechat was also appropriately sealed.

At a very early stage, EVN identified the environmental hazards at the sites that it assumed from its predecessor company NIOGAS and then initiated the appropriate decontamination and safety measures on a voluntary basis together with the affected local municipalities. The sites in question are the former gasworks locations in Baden, Stockerau and Wiener Neustadt, where in recent years, possible soil and water contaminants have been determined. This contamination derives entirely from the former activities of the gasworks and World War II bomb damage.

At the locations in **Baden** and **Stockerau**, the contamination was surrounded by watertight retaining walls, which go down to impervious soil layers. The resulting sump forms a lasting barrier against the escape of pollutant substances into the ground water and the soil in the vicinity.

In the case of the former gasworks in **Wiener Neustadt** a further hazard has been identified, which has level 2 decontamination priority. Consequently, the formal preconditions for public funding of the required measures are given. In this case, the provision of watertight, surrounding walls like those in Stockerau and Baden would be insufficient for the provision of lasting decontamination. Therefore, in teamwork with the Wiener Neustadt town council, EVN has conducted intensive discussions with the responsible, regional authorities, the federal environmental bureau and the responsible grant bodies regarding a suitable decontamination concept. EVN has made extensive preparations in this regard and presented a study containing various approaches. Following clarification of the funding volume required and approval from a water legislation standpoint, work on decontamination is planned to begin in 2005.

Events of environmental significance

Despite all the technical and organisational measures taken, not only defects and accidents can occur within the scope of the comprehensive EVN portfolio but also incidents of relevance to the environment such as oil leaks or fires. The first priority in such cases is that a quick and competent response is guaranteed, in order that the damage be kept to an absolute minimum.

Accordingly, over ten years ago, EVN introduced a comprehensive manual on this subject, which covers and clearly defines every aspect of such incidents. This manual is continually updated and represents a binding directive for EVN employees. Among other matters, the manual primarily ensures that immediate and professional action is taken should an incident of environmental significance occur and that the correct measures are initiated. In addition, employees who might potentially be involved in such situations are trained for emergencies on a regular basis.

The lines of communication within the company are also precisely established. Depending on the significance of the event, this means that the relevant person responsible is informed within a very short time and can initiate the necessary response and issue the appropriate instructions.

Due to comprehensive preventive measures and rapid reactions, the number and effect of incidents of environmental significance during the past financial year were minimised. In the period under review, there were three events of environmental significance worthy of mention at EVN.

No environmental penalties were incurred by EVN during the 2003/04 financial year.

Events of environmental significance

Date	Location	Type of incident	Incident cause	Type of environmental impact	Extent of impact	Counter-measures
November 19, 2003	Kilb substation	Oil leak from a damaged porcelain body	Damage to a porcelain body by a motorised crane during modification work	Soil	Very limited	Removal of 6.6 t of soil
June 14, 2004	Borough of Natschbach, Neunkirchen district	Hydraulic oil leak from a material lift	Leaking by a material lift during the installation of a 20 kV cable	Soil	Very limited	Removal of 3.3 t of soil
August 1, 2004	Neudaumühle transformer station in Seitenstetten	Oil leak due to transformer fire	Short circuit	Air/soil	Very limited	Removal of 3.4 t of soil

Krems, Lower Austria



"House-work...

... is not really my thing. But as far as household appliances are concerned, I know what I'm doing. I have always been interested in how electrical devices and machines function and that's why I chose an apprenticeship with EVN. Apart from the chance for a thorough training, this also provides me with pretty good opportunities. Because EVN places great emphasis on multiple qualifications and not only trains its apprentices in the electrical area, but also simultaneously as gas and water fitters. This will provide me with a flying start to my working life."

Martina Kitzweger, apprentice, EVN Krems

EVN Group employees
Always at your service

A responsible approach towards employees and the public

As an energy, water and infrastructure group with responsibilities for the fulfilment of important, basic, day-to-day needs, EVN is well aware of the significance of its social surroundings. Since its foundation, EVN has lived up to this task and contributes, as far as possible, to the enhancement of living conditions in Lower Austria.

EVN's range of initiatives in this area extends from the care of its work force, which is provided with an attractive working environment, targeted educational and further training opportunities, careers with interesting perspectives and a comprehensive medical service, to charitable, cultural and sporting initiatives.

Accordingly, EVN supports a range of charities, contributes to both exhibitions and other cultural projects in its supply area, has built up a company collection of contemporary art and also participates in sporting and other events of broad public interest.



Employee health service

Long before the introduction of a statutory obligation to provide corporate medical care, EVN already had a practice at its headquarters headed by a doctor and staffed by a nurse. In the meantime, EVN has considerably expanded this service, making medical care available to employees throughout Lower Austria. Today, there is one physician at both the Theiss and Dürnrohr power stations, as well as one doctor each for St. Pölten, the western half of Lower Austria, and for the eastern part of the province including company headquarters.

With this service, EVN does more than merely fulfil the terms of Austrian employee health legislation, which is based on related EU directives. Instead, the company has assumed responsibility for the welfare and safety of its employees that goes far beyond the statutory occupational medicine service requirement.

New health directive in preparation

In order to extend and consolidate its measures and initiatives in the health sector, EVN is currently preparing a binding, internal directive. This has the following objectives:

- Further improvements in employee motivation.
- Increased efficiency of performance.
- Guaranteed employment for older personnel.
- Enhanced work quality.
- Reduced sick leave.
- Maintenance of EVN's positive image as an employer.
- A positive contribution to health consciousness.

Within the scope of this directive, EVN has undertaken to implement the following measures:

- Regular, health-related information for employees within the framework of internal communications (employee journal).
- Offer of check-ups by the company's occupational medicine service.
- Information concerning adherence to the inoculation plan.
- Completion of eye tests, where recommended individually by the occupational medicine service.
- Completion of body fat measurements, where recommended individually by the occupational medicine service.
- Referrals to specialists, where recommended individually by the occupational medicine service.
- Support of exercise programmes.
- Advice from the occupational medicine service with regard to company canteen menus.
- The offer of individual psychological care.

Naturally, the implementation of all of these measures, which affect individual employees, is strictly voluntary. It is also a matter of course that in all cases, the obligation to absolute discretion on the part of the physician is of paramount concern.

Occupational safety and accident prevention

Occupational safety and accident prevention constitute a major priority throughout the EVN Group, as in addition to the usual dangers involved in manual work, employees must also consider safety issues relating to electrical power, natural gas, hot water and steam (in the power station and heating supply areas).

EVN attaches great importance to measures aimed at securing optimum safety levels for its employees in every area of the company. First and foremost, it relies on training and the systematic creation of a high level of safety awareness among all workers.

A detailed, internal manual containing directives and instructions of specific relevance to EVN supplements the statutory organisational safety regulations. As an additional aid to the work force and as part of the evaluation process, a special manual has been prepared, the "Safety Handbook", which refers to the individual working conditions in the energy industry (electricity, natural gas, heat, water, network and power station operation).

Accident statistics in 2003 show a further downward trend

Every twelve months, EVN prepares accident statistics for the preceding calendar year, which not only catalogue all accidents, but also give a detailed analysis of the causes. This evaluation serves as a platform for the further development of an already extensive range of preventive measures. The related success of these initiatives is evidenced by the accident statistics for the 2003 calendar year, which for the third time in succession show the lowest accident figures since the start of statistical analyses at EVN and thus maintain the positive trend of preceding years. During 2003, there were a total of 70 accidents (including minor and road accidents), which was again a pleasingly low figure. The accident rate (the number of accidents per 100 employees) thus amounted to 2.0 and remained virtually unchanged over the figures for the two preceding years (1.9). There was a marked decline in accident seriousness (days lost per accident) of around 15%.

All in all, in the past calendar year there were 17 minor accidents, 11 road accidents, 31 slight accidents, seven quite serious and four serious accidents, and no fatalities. The most frequent cause of accidents at EVN is "assembly work" representing 40% of all accidents, followed closely by "falls" at 35%. Of the other accidents, 65% were caused by "personal carelessness", followed by 11% due to the "carelessness of others" and around 6% because of "errors or unfortunate circumstances". 4% of all accidents were due to the "failure to use personal protection equipment" or the "non-observance of regulations". The aim is to further reduce precisely this figure by heightening the work force's sense of responsibility and duty.

Industrial accident trend[1]



150
100
50
2,250
1,500
750
2,165
2,293
2,196
1,985
1,689
2,453
2,169
1,990
952
1,467
1,168
1,220
964
766
103
113
99
89
77
94
91
74
58
50
51
39
39
42
Accidents subject to report: slight, quite serious, serious, fatal
Lost days
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

[1] Excluding minor and road accidents

Accidents in ratio to work force numbers



4
3
2
1
3.1
3.4
3.1
2.9
2.6
3.6
3.2
2.8
2.2
2.1
2.3
1.9
1.9
2.0
Accidents/ 100 employees
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

EVN safety-consciousness is exemplified by constant safety belt use



Every year, those EVN organisational units with an accident rate below 1 (i.e. one working accident per 100 employees) are awarded a "Safety at Work Oscar". In 2003, seven Customer Centres and one subsidiary received this coveted prize.

Many EVN employees are continually under way throughout Lower Austria in the service of company customers and are thus frequently confronted with difficult weather conditions and treacherous roads. In 2003 alone, EVN personnel drove some 17.5 m kilometres, in the course of which there were 227 accidents, all of which were happily of a minor nature.

One of the most important measures required to keep personal risk in an accident to a minimum is the use of safety belts. In Austria this has been mandatory since 1974, but according to various studies, many drivers still fail to observe this regulation. EVN attaches great importance to the wearing of seatbelts, because collisions even at relatively low speeds generate powerful forces, as evidenced by the fact that an impact at 50 kph corresponds with a fall from the third floor of a building and that at 100 kph with a fall from 40 m.

Fire protection

At EVN, trained fire officers and fire protection inspectors ensure fire protection and adherence to mandatory fire regulations.

EVN also attaches the greatest importance to the regular fire safety instruction of its employees. Company personnel are trained in the use of extinguishers and periodic fire drills are held. During such a fire drill, the emergency chute from the roof of EVN headquarters was also subjected to practical testing.







Number of fires at EVN


15
12
9
6
3
Number of fires
1999
2000
2001
2002
2003
3
4
3
15
14
38
15
50
133
493
500
400
300
200
100
Estimated total damages in TEUR

The very rare cases of fire at EVN generally relate to faults. 14 fires occurred in 2003, of which two caused considerable damage. There was a fire in the coal dust duct at the Dürnrohr coal-fired power station and a wheeled loader caught fire at the Allentsteig district heating plant. All in all, there was an increase in fire damages of 270%.

Fire brigade training



EVN holds regular fire-fighting exercises with brigades stationed in the vicinity of company plants.

EVN completes regular, theoretical and practical fire-fighting exercises with the Lower Austrian fire brigades stationed in the vicinity of its substations. The correct response by the emergency services in the case of fire is illustrated in a number of ways, which include the use of an instructive video. In addition, practical training takes place in the form of a "wet attack" on a live 110 kV plant component with the aim of minimising the danger in a genuine emergency. During 2003, a total of more than 100 fire-fighters received EVN training.

EVN as an attractive and responsible employer

EVN makes every effort to offer its employees attractive working conditions and a climate of motivation. The company regards itself as a fair and reliable employer that both challenges and supports its personnel. EVN adheres to best practice principles in every area of its activities and acknowledges an obligation to a series of fundamental principles with regard to its employees.

Clear principles

For example, **equal treatment and opportunities** for all employees are as much a matter of course as high levels of transparency regarding the provision of the work force with current and comprehensive **information**. As a rule, important corporate decisions are taken at EVN within the framework of the **company social partnership**, which basically involves the information or direct involvement of employee representatives.

In general, EVN regards itself as a **company that acts in a socially responsible manner**. Accordingly, in view of the differing working conditions in the growing number of countries in which the company is represented, EVN supports the implementation of International Labour Organisation (ILO) principles. For EVN, the observance of human rights constitutes an unshakeable principle.

In the course of the process of corporate growth, which has taken place during recent years, EVN has also acquired a number of diverse companies. These must now be integrated into the EVN **corporate culture**.

Active human resources management

EVN allocates great importance to attractive working conditions and a pleasant company climate.



As a consequence of EVN's strong, technical orientation, the company has traditionally employed relatively few women. Nonetheless, in the past ten years the **percentage of female employees** in the total work force of the Group has risen steadily from 14% to 18%. This trend has been encouraged by EVN through measures aimed at facilitating the combination of **professional life and family**.

EVN is one of the few Austrian companies to offer its work force a **flexitime model** without core time. This enables employees to organise their working hours on a largely independent and free basis. In general, EVN supports the concept of a reasonable **work-life balance** and in particular, offers a number of special arrangements and services to employees with family responsibilities.

Another major focal point, which is of special significance in a liberalised market, is the securing of high competence levels through **systematic personnel development and further training**. For this reason, EVN has implemented a wealth of measures aimed at enhancing employee qualifications and offers its personnel an extensive portfolio of training possibilities. In line with its claim to provide its customers with optimum, individual service, EVN makes every effort to ensure that the staff at its Customer Centres have been given the most comprehensive training possible and thus demands double and multiple qualifications. In the 2003/04 financial year, around EUR 0.95 m was spent on further training (seminar fees, trainers, e-learning), which was slightly down on the comparable figure for 2002/03.

EVN further training 2003/04

	Events	Participants
EDP training	15	115
Specialist seminars	143	1,625
Behavioural training	16	157
Total internal further training	**174**	**1,897**
External further training	**310**	**578**
Total further training	**484**	**2,475**

Integration of people with special needs

Within the scope of its socio-political responsibilities, EVN sees the integration of all people into the company on an equal footing as a priority. In this regard, special attention is paid to the individual design of workplaces and working processes in line with the needs of the handicapped and if necessary, additional possibilities for extended flexitime are provided. Modifications during the building and renovation of EVN Customer Centres are also made to assist disabled staff and customers. The appropriate alterations have already been carried out at 16 of the 26 Customer Centres.

During the 2003/04 financial year, the EVN Group employed 69 people with special needs in Austria.



A completed apprenticeship with honours. On February 17, 2004, those Lower Austrian apprentices that passed their final examinations with honours during 2003, received special awards from the governor of Lower Austria, Erwin Pröll. The winners included Silvia Klampferer and Christoph Starkl from EVN. All in all, three of the four apprentices who concluded their course in the preceding year, passed with honours. EVN would like to offer its congratulations!

Apprentice training and vacation employment

The training of qualified apprentices is part of EVN's medium- and long-term personnel development strategy and also forms one aspect of the company's responsibilities as an important, regional employer. EVN traditionally offers apprenticeships in the industrial sector with a primary focus on electricians. EVN works closely with Lower Austrian vocational schools, the apprenticeship department of the Chamber of Commerce and partner companies, including various electrical installation firms. In addition, apprentices can gain experience at EVN subsidiaries.

At present, over 60 young people are undergoing training and will be employed in various areas of the company.

Moreover, every year EVN offers around 200 vacation workers the chance to supplement their theoretical know-how with practical expertise.

Educational structure


2%
7%
19%
7%
19%
46%

The vast majority of the EVN work force possesses one or more specialist qualifications.

- University graduates
- A-level graduates
- Polytechnic graduates
- Employees with a master's certificate
- Employees with a completed apprenticeship
- Others

Statistics

- Employee fluctuation at EVN (excluding retirements) in 2003/04 was under 1%.
- Average length of employee service: 19 years (men: 20, women: 16).
- Average employee age: 43 (men: 44, women: 41).
- Share of female employees: 18%, share of male employees: 82%
- On average, employee sick leave totalled 11 d/y.
- Sales per employee in the 2003/04 financial year totalled EUR 462,900.
- Personnel expenses in ratio to sales during the period under review amounted to 16.6%.

Initiatives for quality of life in Lower Austria

Involvement in social, cultural, sporting and local matters

As a significant player in the Lower Austrian economy, EVN accepts its responsibility to become engaged in social matters in a manner appropriate to the company and its activities. Therefore, within the scope of its possibilities, EVN contributes to both social and charitable initiatives in its supply area and thus underlines its regional commitment.

EVN also sponsors regional exhibitions and other cultural events. Since the mid-1990s, the EVN Collection, a compilation of contemporary works of art of international calibre, has represented the nucleus of these activities.

Numerous other EVN initiatives within its social environment such as the support of diverse sporting events, co-operation with schools and technical colleges and involvement with current developments in the fields of science, technology and the energy industry round off the company's activities in this area.

EVN's support of selected social initiatives during the 2003/04 financial year

As in past years, during the period under review, EVN supported numerous social and charitable initiatives within its supply area. Thus, EVN fulfilled its responsibility to make a measured contribution to its social environment.

In line with this approach, EVN supported the Austrian Paralympics Committee with the departure of the Austrian team to the Paralympics 2004 in Athens, as well as the Leopold Figl Trust, which has the aim of providing socially needy Lower Austrians with professional training and further training.

EVN financed the purchase of ten refrigerators for the "Women's House" at the refugee camp in Traiskirchen, Lower Austria, which is run by the aid organisation SOS Human Rights. EVN thus contributed to an improvement in the quality of life of the asylum seekers and their children.

The "die möwe" association, which is a support initiative for physically, psychologically and sexually abused children, has also recently been added to the list of EVN causes. Thanks to its financing of gentle, professional therapy, EVN has thus opened the way for many youngsters to return to a "normal" childhood.

Donation to the Caritas Day Home and St. Anna Children's Cancer Research


CARITAS
EVN
Gutschein über

Donation to the Caritas Day Home in Krems.

EVN also regularly organises charitable initiatives in combination with information events and open days at its plants. In general, the revenues from the sale of refreshments are dedicated to non-profit making organisations or charities. Thus EVN combines the enjoyable with the useful, while also issuing a friendly PR message to the visitors to its events.

For example, the net profit from the sale of food and beverages at the "E-Safety Day", which was held at Theiss power station at the beginning of June 2004, was donated to the Caritas Day Home in Krems. The Home offers work and educational possibilities to the mentally disadvantaged and apart from regular work in groups, also provides various further education courses, workshops, excursions, company trips and activity days. The Home's programme also includes cultural initiatives and music making. A separate group is available for older persons with a disability, which is especially designed to provide creative employment that matches the personalities and needs of its members.

The revenues from the sale of food and beverages at the "Power Adventure Day" held at the EVN wind farm in Prellenkirchen were then donated to the St. Anna Children's Hospital for the support of research into children's cancer.

Young, cool & clean



The "Young Energy" parties at EVN's Theiss power station offer Lower Austrian school students a chance for a great time, but alcohol-free.

The "Young Energy" school parties held at the EVN power station in Theiss continue to be a hit among Lower Austria's youngsters. These events, which are now known casually as the "EVN parties", are prepared by EVN employees with a great deal of thought and enthusiasm. The "Young Energy" parties are held regularly under the motto, "Young, cool & clean", are strictly alcohol-free and attract many school students. Indeed, in 2003/04, attendances totalled 2,200. In the past year, special highlights such as the KiddyContest 2004 and the appearance of MYGEN, an all-girl band from a St. Pölten grammar school, served to enhance the attractiveness of the events still further.

Apart from this EVN offer, the facilities and grounds of Theiss power station are also used by various external organisations for numerous events for young people. Every year, thousands of young people from junior fire brigades and Red Cross organisation, church server and Scout groups, the Tourism School in Krems and the Lower Austrian Children's and Young People's Welfare Organisation take an entertaining and informative trip to Theiss power station.

All these initiatives serve to establish a solid relationship between EVN and its customers of tomorrow. The teamwork with school directors, teachers, parents and the active co-operation with the school students both offer rich rewards.

Sponsoring of hobby and top class sport


EVN
EVN

The annual "EVN Handball Challenge", which is held in the Südstadt Federal Sports Centre, is sponsored by EVN.

EVN also lives up to its responsibilities as an important Lower Austrian company through the support of numerous events and initiatives in the sporting realm. The decisive criteria in an EVN decision to sponsor an event are the regional links between the event and EVN activities, its character and broad appeal. Team sports and clubs in Lower Austria are therefore allocated basic priority. EVN does not undertake full sponsorships, but instead limits itself to selected and targeted support in line with its stipulations.

There is a wealth of examples of EVN sports sponsoring. The annual highlight is the "EVN Handball Challenge", an international, 3-day tournament, which is held in the Südstadt Federal Sports Centre near EVN headquarters and attracts top class teams. The Raiffeisen Grand Prix in St. Pölten, a renowned, international tennis tournament, has also long been another event regularly sponsored by EVN. In addition, a variety of golf tournaments, cycle races and runs receive financial support from EVN along with basketball, curling, baseball and kayaking competitions.

EVN school service expands its range for Lower Austria


EVN

The rapid development and transformation of the energy industry in recent years also constitutes an ongoing challenge for the EVN school service. Accordingly, in March 2004, EVN launched a new teaching aid for Lower Austria's comprehensive and grammar schools under the title "Energy". Apart from the presentation of modern design teaching content, concerning energy sources and their exploitation, "Energy" also provides an insight into the basic principles of the electricity industry and its current structure. In the period from April–June 2004 alone, over 200 schools ordered this teaching aid, which with its variety will serve to clarify the topic of energy in the coming years to thousands of Lower Austrian secondary school students.


EVN

The EVN school homepage is a lasting hit

The EVN school homepage continues to be highly successful, having evolved from an information page that was designed originally for teachers, into a communications platform for children and young people. The homepage was redesigned in mid-August 2004 and its content considerably expanded. Among other features, the EVN school homepage offers information on the topic of energy that has been specially prepared for children, including a teaching programme concerning the fundamental principles of electricity, quizzes and the biographies of famous physicists. The homepage has separate areas for the 6–10 and 10–14 age groups, as well as for students over the age of 15, and for teachers. The most popular and frequently visited part of the homepage is the photo world, which can be used by young people, who have visited the Theiss power station, to print out or send photos of their trip to friends.


EVN
energy

EVN offers an extensive range of information to Lower Austria's school students and teachers.

High-voltage surfing at **www.young.evn.at**

The EVN school service in figures

- EVN employees held 787 presentations at schools during the 2003/04 academic year.
- In the past academic year, 18,000 school students used the EVN teaching aid, "Electricity helps".
- Since its launch in March 2004, 60% of Lower Austria's secondary schools have ordered the "Energy" teaching aid.

The EVN Collection brings contemporary art to the company

The EVN Collection was founded in 1995 and is administered by the "EVN Art Committee", which consists of highly respected expert curators. Three aspects form the main characteristics of the Collection:

- Openness with regard to differing media and topics.
- A relationship to the present and an accompanying claim to quality.
- An international orientation.

Extensive initiatives for the communication of the visual arts



"Walking" by Alois Mosbacher was newly acquired during 2003/04. Superficially, the work gives the impression of being an observation of nature, but in truth it is rather the filmic sequence of an "uncanny" event.

Apart from ongoing enlargement, activities relating to the EVN Collection focus on the communication of contemporary art. Art from the past 20 years, which constitutes the content of the EVN Collection, can frequently first be decoded following appropriate preparation by experts. Therefore, EVN employees and their families can make use of a special service, which provides guided tours of exhibitions at regular intervals in the company of selected curators or artists. The exhibitions selected frequently involve artists, who are represented in the EVN Collection, or works on loan from EVN.

Since the summer of 2004, the EVN Collection website at **www.evn-sammlung.at** shows all the purchases made since 1995.

Co-operation with the Siemens Arts Program

Within the scope of co-operation with the Siemens Arts Program, during the period under review, EVN was accepted into the circle of companies that are involved with contemporary art and its exemplary communication.

In a joint project with the Private University of Witten/Herdecke, the "Contemporary Culture" area of the Siemens Arts Program has listed the main criteria and objectives of corporate, cultural responsibility on a website **(http://www.corporate-cultural-responsibility.de)**. In the meantime, this overview has developed into a type of manual for all those companies seeking to integrate the values of contemporary art into their corporate culture. Apart from Bayer and DaimlerChrysler, the overview contains a contribution concerning the EVN Collection, which is intended to show the background and possibilities relating to such a commitment to contemporary art.

"The showcase of childish pleasure" by Jimmie Durham was also purchased for the Collection in 2003/04. The artist has placed various natural objects and artefacts in a glass case, thus creating the illusion of taxidermy. An ecological system is hinted at that is created in the imagination through pleasurable combinations.





A concert at the EVN FORUM. One of the fruits of the co-operation between EVN and the Tonkünstler-Orchester Niederösterreich.

EVN supports the Tonkünstler-Orchester Niederösterreich

EVN has not only established itself as a supporter of the visual arts in Lower Austria, but also of the federal province's musical life. Accordingly, the company supports the Tonkünstler-Orchester Niederösterreich, which is one of the country's most important symphony orchestras. Apart from their function as musical emissaries from Lower Austria on both a national and international level, the "Tonkünstler" have allotted themselves the task of shaping the musical scene throughout the entire region on an active and comprehensive basis. Therefore, local audiences at small concerts in Lower Austrian municipalities are provided with an opportunity to experience a large symphony orchestra live.

For a company such as EVN, which is strongly anchored in Lower Austria, this regional emphasis is a special priority. Thus the partnership with the Tonkünstler-Orchester Niederösterreich assumes a variety of forms, from the classic concert, to the communication of music to children and young people in the course of "sound games", which are held in schools and the St. Pölten Festival Hall. This allows EVN to support an important initiative in the area of modern music appreciation.

The ecclesiastical dignitaries return home

As part of its artistic and cultural initiatives in Lower Austria, EVN also contributes to the retention of the cultural heritage embodied by Castle Ottenstein. As early as 1962, during the completion of the power stations on the River Kamp, the company agreed to care for this architectural ensemble, which is subject to a conservation order. Not only was the structure of the building to be maintained, but also the historical links of the castle and its former owners.

During the period under review, EVN was able to purchase a collection of historic portraits, which originally belonged to the castle. Following the completion of restoration work, which is continuing at present, the collection will be put on public display in Ottenstein.

The unique collection of 71 portraits was commissioned at the beginning of the 18th century by Graf Leopold Joseph Lamberg (1653–1706), one of the noblemen who owned the castle. Apart from portraits of the patron, the collection contains pictures of the Popes Innocent XII and Clement XI, along with other important ecclesiastical dignitaries, including the entire College of Cardinals. In 1931, the collection changed both hands and location and only in 2003 did it again become available for purchase.

The first eight portraits to be restored were already shown in the summer of 2004 as a loan to the exhibition, "The Delights of Travel and Art" in the Premonstrate monastery of Geras. This two-country exhibition, which was held in conjunction with the Nová Rísé monastery in the Czech Republic, illustrated Baroque culture in Bohemia, Moravia and Austria using more than 500 exhibits.

A picture from the extensive portrait collection showing its patron, Graf Lamberg.


LEOPOLDUS S:R:I: COM: A LAMBERG LEO.
POLDI M: CÆS: CONS: INTIM: AD S: S: P:
INOCENTY XII A°1700 ET AUR. EL. EQUES.

The EVN archive



Only those who have a clear knowledge of their origins and history can successfully shape the present and future in a conscious manner.

This principle also applies to the EVN archive, which was founded in 1998 and compiles all the information available concerning the commercial history, technical and energy industry aspects of EVN. As a result, the archive supplies valuable background information concerning questions relating to corporate culture and identity.

On the basis of documents from the archive, the book, "Between Monopoly and Market. EVN – The Energy and Infrastructure Company" was presented in January 2004. This assessment of EVN's position from a corporate history perspective was prompted by the enlargement of the EU and the experience gathered during the initial years of European electricity and gas market liberalisation. The book focuses on the singular aspects of EVN history, as well as structures that have survived political disruption and changes of cultural paradigm.


Zwischen
Monopol
und
Markt

Presentation of the new EVN company history in the presence of the company chairman, Rudolf Gruber. On the right, the author, Georg Rigele.

Statement of the environmental auditors

As environmental auditors and members of the TÜV Bayern Landesgesellschaft Österreich GmbH environmental auditing organisation team, we have examined the content of the "Ecology" and "Society" sections of the EVN Sustainability Report 2003/04, which relates to the period from October 1, 2003 to September 30, 2004, and following random sampling and the completion of an audit on November 11, 2004 can verify both the content and the derivative sustainable effects.

Vienna, November 11, 2004

TÜV Bayern
Landesgesellschaft
Österreich

Hans Kolb m.p.
Judicially accredited expert
for mining and metallurgy

Richard Schönstein m.p.
Officially appointed team member

Franz W. Mayer m.p.
Judicially accredited expert
for air, waste and industrial waste

Georg Schörner m.p.
Judicially accredited expert
for ecology and environmental compatibility

Verifiers' report

We were instructed by EVN AG to verify the figures contained in the EVN AG Corporate Responsibility Report for the 2003/04 financial year. The Corporate Responsibility Report itself is the responsibility of the EVN AG management.

On the basis of the assignment allocated to us, we express the following opinion:

The financial figures contained in the "Economy" section of this report are taken from the consolidated financial statements of EVN AG as at September 30, 2004, September 30, 2003 and September 30, 2002, which were prepared in accordance with the International Accounting Standards, respectively the International Financial Reporting Standards, and received our unqualified auditor's opinion. The financial data in the aforementioned section is correctly repeated.

In addition, we would like to point out that for an understanding of the financial figures, the consolidated financial statements of EVN AG for the 2003/04 financial year should be read together with the notes to the financial statements.

Vienna, November 19, 2004

KPMG Alpen-Treuhand GmbH

Johann Perthold m.p.
Chartered accountant and tax consultant

Peter Honzak m.p.
Chartered accountant and tax consultant

EVN AG

Head Office

EVN Platz
A-2344 Maria Enzersdorf

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Investor Relations

Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718
E-mail investor.relations@evn.at

Environmental Controlling and Safety Department

Hans-Georg Buch
[illegible]
[illegible]
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Human Resources Department

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Phone [illegible]
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Information on the Internet

www.responsibility.evn.at
www.evn.at
www.investor.evn.at

Printed on [illegible] free bleached [illegible]

